Two Hopkins Plaza, Baltimore, MD 21201

February 17, 2006

Kimberly A. Browning
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mercantile Alternative Strategies Fund For Tax-Exempt/Deferred
Investors (TEDI) LLC (the “MASF Tax-Exempt Fund”)
File Nos. 811-21817 and 333-128726

Mercantile Alternative Strategies Fund LLC (the “MASF Fund”)
File Nos. 811-21257 and 333-128725

Dear Ms. Browning:

     Thank you very much for your letter dated December 22, 2005, setting forth comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the registration statements on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), filed with the SEC by the MASF Tax-Exempt Fund and the MASF Fund (together, the “Funds” and each a “Fund”).

     In Annex A, we have attached our responses to the Staff’s comments to the registration statements. As discussed with you on February 6, 2006, we are filing our responses to the Staff’s comments and drafts of the amended registration statements, as revised to reflect the Staff’s comments, as correspondence.

     We hereby advise the Staff that we have not submitted, and at the present time do not intend to submit, an exemptive application or a no-action request in connection with the registration statements. We also advise the Staff that we do not expect to omit any information in reliance on Rule 430A under the Securities Act from the final pre-effective amendments to the registration statements which the Funds expect to file with the SEC.

     Each Fund acknowledges that:

     The Fund is responsible for the adequacy and accuracy of the disclosure in the registration statement;

     Should the SEC or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action with respect to the registration statement;

     The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the registration statements; and

     The Fund may not assert the action as a defense to any proceeding initiated by the SEC or any person under the Federal securities laws of the United States of America.

     As we have previously indicated to you, we wish to be in a position to file the amended registration statements and move forward with our restructuring as soon as possible. We respectfully request, therefore, that the Staff provide us with any further comments as soon as possible.

*******

     We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience.

Very truly yours,

/s/ Kevin A. McCreadie

Kevin A. McCreadie
President

cc:	Jennifer E. Vollmer
Mercantile Capital Advisors, Inc.

Yukako Kawata
Davis Polk & Wardwell

Elliott S. Cohan
Kramer Levin Naftalis & Frankel LLP

Annex A

THE FUNDS’ RESPONSE TO STAFF COMMENTS

Preliminary Remarks

We have considered the Staff’s comments carefully. To facilitate the Staff’s review, we reproduced the captions and numbered comments from the Staff’s comment letter. The Staff’s comments are set forth in bold-face type. Our response follows each comment and is marked with the letter “A” beside the comment number. Unless indicated otherwise, our responses relate to both Funds and the definitions used in our responses have the meaning given to them in the Prospectus.

Prospectus

     General

1. Please apply the plain English requirements of Rule 421 under Regulation C under the Securities Act to the Prospectus disclosure. For example, please use the hyphen in a consistent manner when punctuating the term “wholly-owned.” Also, please revise the text of the Prospectus in plain English to the active voice as required under Rule 421(d)(2)(iii).

1A. We have reviewed the Prospectus disclosure and revised it as appropriate to ensure that it is readable and easily understood in accordance with plain English principles.

2. Please revise each section of the Prospectus discussing the fees that an investor will bear by purchasing Fund shares to explain in a clear and complete manner the direct and indirect aspects of the fees. In addition, please revise the term “distribution fee” used throughout the text to “sales load.”

2A. In response to the Staff’s comment, we revised the disclosure under “Summary—Expenses” and “Fund Expenses” to clearly present in bullet format the fees and expenses borne by the Master Fund (and thus indirectly by the Fund and Members) and, separately, the fees and expenses borne by the Fund (and thus indirectly by Members). In addition, we substituted references to “distribution fee(s)” with the term “sales load(s)” throughout the registration statement.

3. When referencing the federal securities laws, (e.g., “the 1940 Act”), the text containing the reference should explain in plain English, using concise and clear language, any applicable requirements under the noted law.

3A. In response to the Staff’s comment, throughout the Prospectus, we revised references to the federal securities law, where appropriate, to provide further detail on the requirements under the referenced law. For example: under

“Conflicts of Interest—“Soft Dollar” Payments,” we added that Section 28(e) of the Exchange Act “permits the payment of a brokerage commission amount in excess of the amount that would have been charged by another broker or dealer, as long as such amount was determined in good faith to be reasonable in relation to the value of the services provided.” In another example, under “Types of Investments and Related Risks—Risk of Fund of Hedge Funds Structure—Custody Risk,” we elaborated on the requirement that the Master Fund’s assets be held in accordance with “Section 17(f) of the 1940 Act and the rules thereunder, which require, among other things, that such assets be held by certain qualified banks or companies and in compliance with certain specified conditions.”

4. For ease of reference, please add to the Prospectus a glossary of all defined terms and an organizational chart. In making this comment, we note that the Prospectus contains unclear terms and defines certain terms multiple times. For example: the “Summary” section of the MASF Tax-Exempt Fund Prospectus defines the term “Members” as: “[t]he Fund is intended to afford its members (‘Members’).” The “Fund’s Structure” section, however, redefines the term as: “Investors who acquire interest in the Fund (‘Interests’) will become members of the Fund (‘Members’).” The “Risk Factors” section contains another example where several terms, including “performance or incentive allocations” and “performance or incentive allocation or fee,” describe fees paid to the Investment Managers of the underlying funds, while other sections, however, use different terms to describe those fees (e.g., the paragraph after the heading “Summary of Fees and Expenses” uses the term “performance-based compensation”).

4A. In response to the Staff’s comment, we added a glossary of the defined terms used in the Prospectus and a structural diagram outlining the master-feeder structure of which the Funds form a part. Throughout the Prospectus, we included cross-references to the “Structural Diagram” section as appropriate. In addition, we reviewed and revised, so as to make uniform, the defined terms and other terminology used throughout the Prospectus.

     Facing Page of Registration Statement

5. The staff has taken the position that the Securities Act registration statement of a feeder fund should be signed by the directors of the fund in which it invests all of its assets. Accordingly, please disclose that the members of the Board of Directors of the Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (the “Offshore Fund”) has [sic] executed the registration statement of the MASF Tax-Exempt Fund. Alternatively, with respect to the MASF Tax-Exempt Fund, please advise the staff in your response letter why the Offshore Fund does not register its shares on Form F-1 under the Securities Act given that its shares are, in effect, distributed or underwritten by the Fund. See Rule 140 under the Securities Act.

5A. As discussed with the Staff during our teleconference on January 17, 2006, in response to the Staff’s comment, we revised the signature page of the MASF Tax-Exempt Fund’s registration statement to indicate that the MASF Tax-Exempt Fund is signing the registration statement on its own behalf, as well as in its capacity as the managing member of the Offshore Fund, on behalf of the Offshore Fund.

The Offshore Fund was structured in reliance on the Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC no-action letter issued by the Office of Chief Counsel of the Division of Investment Management of the SEC (the “Division”) on April 30, 2004 (the “MG No-Action Letter”). In accordance with the MG No-Action Letter, the Offshore Fund has no board of directors and has only two members: The MASF Tax-Exempt Fund, which serves as the managing member and holds the entire voting interest in the Offshore Fund, and the Manager, which holds only a nominal non-voting interest in the Offshore Fund. All decisions involving the Offshore Fund are controlled by the managing member, i.e., the MASF Tax-Exempt Fund, which acts through its Board of Directors. Disclosure to this effect appears in several parts of the Prospectus. See, e.g., “Summary Board —Board of Directors;” “The Fund’s Structure.” Because the Offshore Fund has no board of directors and is controlled by the MASF Tax-Exempt Fund and its Board of Directors, the appropriate persons to execute the registration statement of the MASF Tax-Exempt Fund on behalf of the Offshore Fund is the MASF Tax-Exempt Fund itself, as well as its directors and officers.

Since the MASF Tax-Exempt Fund’s registration statement has been executed on behalf of the Offshore Fund and because the MASF Tax-Exempt Fund’s Prospectus contains the disclosure concerning the Offshore Fund required by the MG No-Action Letter and the Division’s letter to the Honorable John D. Dingell on April 15, 1992, we respectfully submit to the Staff that it is not necessary to separately register the securities of the Offshore Fund.

     Outside Front Cover Page

          Limited Liability Company Interests

6. Item 1 of Form N-2 and Rule 481(b) under the Securities Act require that certain information be included on the outside front cover page of a prospectus. Please confirm to the staff in your response letter that all of the required information will appear on the outside front cover page of the Fund’s Prospectus (e.g., all of the applicable information specified in Item 1.1.d of Form N-2).

6A. We hereby confirm to the Staff that, to the extent applicable to the Fund, the information required by Item 1 of Form N-2 and Rule 481(b) under the Securities Act will be included on the outside front cover page of the Prospectus when the registration statement is declared effective. The amended registration statement that we are submitting as correspondence together with this response letter includes placeholders where the required information is not yet available, including, for example, the amount of the securities being registered.

As discussed with the Staff during our teleconference on January 17, 2006 in connection with the Staff’s comment 8, in order to comply with the “per share” presentation requirement of Item 1.1.g of Form N-2, the required information will be shown based on the minimum initial investment of $75,000 required by the Fund, as the Fund does not unitize its Interests. Please see our response to the Staff’s comment 8 below.

7. Please revise the disclosure made in response to Item 1.1.h of Form N-2 to conform to either of the examples required by paragraph (1) of Rule 481(b) under the Securities Act.

7A. We revised the disclosure in accordance with the Staff’s comment.

8. Please revise the chart required under Item 1 of Form N-2 to conform to the presentation required under Item 1.1.g. Specifically, revise “Offering Amount” to “Price to Public,” and “Distribution Fee” to “Sales Load.” Also, revise the chart to include the “Per Share” line item. Id. In addition, in the second footnote, change the term “distribution fee” to “sales load.”

8A. In response to the Staff’s comment, we revised the terminology in the table on the outside front cover of the Prospectus to conform to Item 1.1.g of Form N-2.

As discussed with the Staff during our teleconference on January 17, 2006, the Fund does not unitize its Interests. Instead, the Fund maintains a capital account for each Member, which is credited initially with the Member’s initial subscription amount, and thereafter is adjusted to reflect the Member’s allocation of net profits and net losses, additional subscriptions, repurchases and otherwise, as described in the Prospectus under “Capital Accounts and Allocations.” Therefore, in order to comply with the “per share” presentation requirement of Item 1.1.g of Form N-2, and as discussed with the Staff, we showed the required information based on the minimum initial investment of $75,000 required by the Fund.

9. Please revise the disclosure to include the information specified in Item 1.1.i of Form N-2.

9A. In response to the Staff’s comment, we inserted the following sentence on the outside front cover of the Prospectus: “The Interests have no history of public trading, will not be traded on any securities exchange or any other market and are subject to substantial restrictions on transferability and resale.” We note that, as disclosed in several places of the Prospectus, because of substantial restrictions on the Interests’ transferability, a secondary market in the Interests is not expected to develop. As permitted by the Instructions to Item 1.1.i of Form N-2, since trading in the Interests is not expected, we omitted the statement describing the tendency of shares of closed-end funds to trade at a discount from net asset value.

10. Please revise the disclosure to include the information required by Instructions 5 and 6 to Item 1.1.g of Form N-2.

10A. As discussed with the Staff during our teleconference on January 17, 2006, we respectfully submit to the Staff that Instruction 5 to Item 1.1.g of Form N-2 is not applicable to the registration statement because the securities are not offered on a best-efforts basis. Instead, as disclosed on the outside front cover page of the Prospectus, the offering is a continuous offering, in which the Interests are offered at their current net asset value (plus applicable sales load). As explained in our response to the Staff’s comment 52, the offering does not have, and is not required to have, a termination date. The Interests will be distributed through Mercantile Investment Services, Inc., the Distributor, who will use best efforts to identify suitable investors. However, the Distributor will not purchase any of the Interests for distribution and will not perform the role of an underwriter in a best-efforts underwriting.

Further, as discussed with the Staff, we respectfully submit to the Staff that footnote (3) to the offering table on the outside front cover page of the Prospectus contemplates disclosure of the approximate amount of expenses expected to be incurred by the Fund in connection with the offering, as required by Instruction 6 to Item 1.1.g of Form N-2. We will provide the amount, which will be calculated in accordance with Item 27 of Form N-2, in the final pre-effective amendment to the registration statement.

11. With respect to the MASF Tax-Exempt Fund, this section states, “[t]he Fund will invest substantially all of its investable assets into . . . (the ‘Offshore Fund’). . . [and the] Offshore Fund will. . . invest substantially all of its investable assets into. . . (the ‘Master Fund’).” (Emphasis added.) To the extent that the MASF Tax-Exempt Fund will make investments into an entity other than the Offshore Fund, or the Offshore Fund will make investments into an entity other than the Master Fund, please disclose those strategies and all attendant risks. Also, please disclose that the Offshore Fund is not registered under the Investment Company Act.

11A. As we clarified through additional disclosure in response to Staff’s comment 22, the securities issued by the Offshore Fund will be the only investment securities that will be held by the MASF Tax-Exempt Fund (that is, the MASF Tax-Exempt Fund will not make investments into any other entity), and the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund (that is, the Offshore Fund will not make investments into any other entity). Please see revised disclosure under “Summary—Investment Program” and “Investment Program—Investment Objective.” In addition, in response to the Staff’s comment, we revised the second paragraph of the outside front cover page of the MASF Tax-Exempt Fund’s Prospectus to include a statement that the Offshore Fund is not an investment company registered under the 1940 Act.

12. With respect to the MASF Fund, this section states, “[t]he Fund will invest substantially all of its investable assets into [the] . . . Master Fund. . . .” (Emphasis added.) To the extent that the MASF Fund will make investments into an entity other than the Master Fund, please disclose those strategies and all attendant risks.

12A. In response to the Staff’s comment, we added disclosure in the MASF Fund’s Prospectus to explain that the assets of the MASF Fund will consist only of securities issued by the Master Fund and cash, and that the securities issued by the Master Fund will be the only investment securities held by the MASF Fund (that is, the MASF Fund will not make investments into any other entity). Please see revised disclosure under “Summary—Investment Program” and “Investment Program—Investment Objective.”

     Summary

          The Fund

13. This section states, “[a]n investment in a single professionally managed fund of funds eliminates the need for investors to monitor or purchase interests in individual hedge funds.” Please revise the disclosure to explain that while a fund of funds structure provides diversification and professional management, an investor should still monitor his investment in the Fund.

13A. We revised the disclosure in accordance with the Staff’s comment. Please see revised disclosure under “Summary—The Fund.”

14. The MASF Tax-Exempt Fund states, “[i]t is anticipated that Mercantile Alternative Strategies Fund LLC . . . will also invest in the Master Fund.” (Emphasis added.) The MASF Fund states, “[i]t is anticipated that Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors . . . will also invest in the Master Fund.” (Emphasis added.) Please revise the MASF Tax-Exempt Fund’s Prospectus to state unequivocally that the MASF Fund also will invest in their common Master Fund, and the MASF Fund’s Prospectus to state unequivocally that the MASF Tax-Exempt Fund also will invest in their common Master Fund. If these revisions cannot be made, please add appropriate risk disclosure to each Fund’s respective Prospectus.

14A. We revised the disclosure with regard to both the MASF Tax-Exempt Fund and the MASF Fund in accordance with the Staff’s comment.

15. With respect to the MASF Tax-Exempt Fund, in the last sentence of the first paragraph, please revise the phrase “are registered under the Securities Act of 1933” to “are registered and deferred under the Securities Act of 1933.”

15A. As we clarified with you in a telephone conversation on January 3, 2006, the Staff’s comment relates to the last sentence of the first paragraph, which originally read as follows: “The Fund is designed for investment by tax-exempt investors.” We revised the disclosure on the outside front cover of the Prospectus, as discussed, to read as follows: “The Fund is designed for investment by tax-exempt investors, including 401(k) plans and individual retirement accounts (“IRAs”), which are referred to in this prospectus as ‘tax-deferred investors’ because they provide tax deferral for their beneficiaries.” In addition, we made conforming changes to other instances in the MASF Tax-Exempt Fund Prospectus that mention the Fund’s investor eligibility criteria.

16. In the first sentence of the third paragraph, please revise the phrase “fund of funds” to “fund of hedge funds.”

16A. We revised the disclosure throughout the Prospectus in accordance with the Staff’s comment.

17. The third paragraph states that Fund “is intended to afford its members … the benefits of reduced risk through diversification…” (Emphasis added.) Both the Fund and the Master Fund are non-diversified and, therefore, the disclosure might be misleading to investors. Accordingly, please delete the disclosure or revise it to explain in an accurate manner the non-diversification status of the Fund and the Master Fund.

17A. We revised the disclosure in accordance with the Staff’s comment to clarify that, while the Fund and the Master Fund are classified as non-diversified investment companies for purposes of the 1940 Act, the Fund, through its investment in the Master Fund, intends to have a broad exposure to a number of Investment Funds. In addition, due to restrictions imposed by the U.S. Bank Holding Company Act of 1956, as amended (the “BHC Act”), the Master Fund is subject to limitations with respect to investments in any one Investment Fund. Please see revised disclosure under “Summary—The Fund;” “Summary—Risk Factors—Non-Diversified Status;” and “Types of Investments and Related Risks—General.”

     Investment Program

18. The investment objective disclosure in the first paragraph is not consistent with the investment objective disclosure on the cover page of the Prospectus. Accordingly, please conform these disclosures.

18A. In response to the Staff’s comment, we conformed the investment objective disclosure on the outside front cover page of the Prospectus to the investment objective disclosure in the “Investment Program” section of the “Summary” and under “Investment Program—Investment Objective.”

19. Please define the terms “small capitalization” and “small capitalization focus” and give the source of the definitions. In addition, if accurate, disclose that the underlying funds may [sic] investment in companies of any capitalization size and explain all attendant risks. We note that the “Investment Objective” heading in the “Investment Program” section states, “the Master Fund will invest principally in Investment Funds which have a majority of their investments in companies with a market capitalization of $5 billion or less.”

19A. In response to the Staff’s comment, we included in the glossary a description of what the Fund considers to be “small capitalization” and “small-capitalization focus.” As a further clarification under “Summary—Investment Program” and under “Investment Program—Investment Objective” we disclosed that the Master Fund will invest principally in Investment Funds whose investments have a median market capitalization of $5 billion or less. Furthermore, under “Summary—Risk Factors—Risks Related to Types of Investments and Investment Strategies” we disclosed that although the Master Fund intends to concentrate on Investment Funds with a U.S. small-capitalization focus, the Investment Funds may invest and trade in a wide range of instruments and markets and may digress from their expected strategies. Risks associated with the Investment Funds’ style of investing are discussed in full detail under “Types of Investments and Related Risks.”

20. The second paragraph states, “‘Traditional’ investment companies are generally characterized by long-only investment strategies.…” Please explain to the staff in your response letter the basis of this assertion, particularly in light of today’s investment world in which investment companies use a variety of investment strategies to achieve their investment objectives.

20A. We respectfully submit to the Staff that the above-referenced statement is widely recognized in the hedge fund industry, as indicated in a number of recent filings by hedge funds or funds of hedge funds managed pursuant to alternative investment strategies which acknowledge that registered investment companies have historically been characterized by long-only investment strategies and contrast their investment programs to those of such investment companies. See, e.g., CSFB Alternative Capital Multi-Strategy Fund, LLC Form N-2 (March 30, 2005); Alternative Investment Partners Absolute Return Fund STS Form N-2 (November 8, 2005); and Oppenheimer Tremont Opportunity Fund, LLC Prospectus and Statement of Additional Information (July 29, 2005). In addition, we refer the Staff to a comprehensive study on the growth of the hedge fund industry prepared by the staff of the Division of Investment Management and the Office of Compliance Inspections and Examinations entitled “Staff Report to the United States Securities and Exchange Commission—Implications of the Growth of Hedge Funds” dated September 2003 (the “Staff Report”), which observes that “a number of hedge funds … adopt traditional, long-only strategies similar to those used by most registered investment companies” and repeatedly refers to “traditional, long-only equity strategies.” While we acknowledge the Staff’s observation in its comment above that in today’s investment world investment companies may engage in a variety of investment strategies, we believe that, as recognized in the Staff Report, the above-referenced statement is accurate.

21. Please disclose whether the Master Fund’s policy to invest in hedge funds is a fundamental policy, under which it may only invest in hedge funds. If not, disclose what notice shareholders will receive if the Master Fund invests in the securities of other companies.

21A. In response to the Staff’s comment, we included disclosure under “Summary—Investment Program” and “Investment Program—Investment Objective” to state that the Master Fund’s policy to invest in Investment Funds is not a fundamental investment policy and that the Master Fund may change this investment policy upon not less than 60 days’ prior written notice to Members.

22. Please disclose in plain English that the assets of the MASF Tax-Exempt Fund will consist only of cash and securities issued by the Offshore Fund. Also, disclose that the assets of the Offshore fund will consist only of cash and securities issued by the Master Fund.

22A. We revised the disclosure in the Summary section and under “Investment Program” in accordance with the Staff’s comment.

23. Please disclose that the securities issued by the Offshore Fund will be the only investment securities that will be held by the MASF Tax-Exempt Fund, and that the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund.

23A. We revised the disclosure in the Summary section and under “Investment Program” in accordance with the Staff’s comment.

24. Please disclose that the MASF Tax-Exempt Fund’s purchase of the Offshore Fund’s securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Fund will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund’s securities held by the Fund and to vote such proxies only in accordance with such instructions.

24A. In response to the Staff’s comment, we included brief disclosure regarding flow-though voting in the “Summary—Investment Program” section and added a cross-reference to a more detailed discussion of Member voting.

25. The third paragraph states, “[t]hese Investment Funds will generally have investors other than the Master Fund.” Please explain the circumstances under which the Master Fund would be the only investor in an Investment Fund. If applicable, disclose the risks of the Master Fund being the sole shareholder of a hedge fund.

25A. The Master Fund will not make an equity investment that would cause it to be or to become the sole shareholder of an Investment Fund due to limitations imposed by the BHC Act. As described further in our response to Staff’s comment 80, the Master Fund is subject to limitations with respect to investments in any one Investment Fund pursuant to restrictions imposed by the BHC Act. We revised the disclosure under “Summary—Investment Program” and “Investment Program—Investment Objective” by deleting the word “generally” to clarify that Investment Funds will have investors other than the Master Fund.

26. The last paragraph states, “[t]he Master Fund may invest temporarily in high-quality fixed income securities and money market instruments or repurchase agreements and may hold cash or cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to meet repurchase requests or for other purposes.” Please disclose all of the purposes for which temporary investments will be made (e.g., temporary defensive position will be taken in response to adverse market, economic, or political conditions).

26A. As described below in connection with the Staff’s comment 79, we revised the disclosure quoted above in several places in the Prospectus to clarify that the Master Fund will invest only in Investment Funds but may, pending such investments, or to maintain the liquidity necessary to meet repurchase requests or for operational needs, hold cash or cash equivalents or invest temporarily in high-quality fixed income securities, money market instruments, money market funds and repurchase agreements. Please see “Summary—Investment Program” and “Investment Program—Investment Objective,” as well as “Summary—Risk Factors—Inability to Invest in Investment Funds,” “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Inability to Invest in Investment Funds” and “Use of Proceeds.”

In addition, in response to the Staff’s comment, we expanded the disclosure in the sentence quoted above under “Summary—Investment Program” and under “Investment Program—Investment Objective” to clarify that the Master Fund may make temporary investments and hold cash or cash equivalents in anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows.

     Risk Factors

27. Please revise this section to present information in a clearer and more understandable manner. In particular, discuss each risk in its own separate paragraph and give each paragraph a heading.

27A. We revised the disclosure in accordance with the Staff’s comment.

28. Please revise the second paragraph to include a discussion of illiquidity risk.

28A. We revised the disclosure in accordance with the Staff’s comment.

29. Please advise the staff in your response letter whether the Incentive Fee paid to the Manager is paid pursuant to Rule 205-3 under the Investment Advisers Act of 1940 (“Advisers Act”).

29A. We hereby submit to the Staff that the Incentive Fee payable to the Manager is payable pursuant to Rule 205-3 under the Investment Advisers Act, because investors in the Fund must be “qualified clients” within the meaning of Rule 205-3(d)(1) under the Advisers Act.

30. In the registration statement of the MASF Tax-Exempt Fund, the “Fund’s Structure” section states, “[t]he Offshore Fund . . . has two members: the Fund, which serves as the managing member and the Manager, which holds only a nominal non-voting interest in the Offshore Fund. All day-to-day management responsibilities of the Offshore Fund are controlled by the Fund. Therefore, all decisions involving the Offshore Fund are effectively controlled by the Fund’s Board.” Please disclose what liability risks the MASF Tax-Exempt Fund may be subjected to under Cayman Islands Law given this structure under which the Fund controls the “management and operations” of the Offshore Fund as its sole voting shareholder and managing member. In addition, please explain how the Fund controls the day-to-day management responsibilities of the Offshore Fund.

30A. We revised the disclosure in accordance with the Staff’s comment.

31. In the registration statement of the MASF Tax-Exempt Fund, the “Cayman Islands Tax Considerations” section states:

The Offshore Fund has applied for and can expect to receive an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 30 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Offshore Fund or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Offshore Fund or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Offshore Fund to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Offshore Fund.

Please disclose what risks the MASF Tax-Exempt Fund, as well as the Master Fund, may be subjected to if the Offshore Fund does not receive the above referenced “undertaking” from the “Governor-in-Council of the Cayman Islands.”

31A. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Offshore Fund levied by the Government of the Cayman Islands. Companies registered in the Cayman Islands nonetheless routinely apply for, and receive from the Governor-in-Council of the Cayman Islands, an undertaking that, as disclosed, for a period of 20 years from the date of the undertaking, no law will be enacted in the Cayman Islands which would impose any such tax on the certificate’s recipient. Such undertakings are routinely granted and the Offshore Fund expects to receive the certificate within four to six weeks from the date the application is filed.

However, if the Offshore Fund does not receive such undertaking, the tax treatment of the Offshore Fund, the Fund and its Members would be the same as it would have been if the Offshore Fund had received the undertaking. This is because, as stated, under existing legislation, no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax is imposed on the Offshore Fund or its members in the Cayman Islands.

We revised the disclosure in accordance with the Staff’s comment and added disclosure to clarify that failure to obtain the undertaking could expose the Offshore Fund, the Fund and its Members to potential future tax liability in the event the Cayman Islands enacted a law imposing taxes on the Offshore Fund. We respectfully submit to the Staff that any potential Cayman Islands tax would not, under any circumstances, affect the Master Fund.

32. In the registration statement of the MASF Tax-Exempt Fund, the “Certain Tax Considerations” section, under the heading “Classification of the Fund and the Master Fund” states:

Davis Polk & Wardwell will deliver an opinion to each of the Fund and the Master Fund to the effect that the Fund and the Master Fund, respectively, will be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes. Each of these opinions will be based on the conclusion that, because of the significant restrictions relating to transfers and redemptions of Interests and interests in the Master Fund, respectively, neither the Fund nor the Master Fund will constitute a “publicly traded partnership” for U.S. federal income tax purposes. . . . Assuming that each of the Fund and the Master Fund is treated as a partnership for U.S. federal income tax purposes, neither the Fund nor the Master Fund will be subject to U.S. federal income tax. Rather, the Master

Fund’s items of income, gain, loss, deduction and credit will be allocated to its partners, including the Offshore Fund, and the Master Fund’s partners, including the Offshore Fund, will generally be treated for U.S. federal income tax purposes as if they had derived their shares of those items directly. Similarly, the Fund’s items of income, gain, loss, deduction and credit will be allocated to the Members, with the result that the tax consequences to a Member of owning Interests will generally be the same as the tax consequences of directly owning shares of the Offshore Fund.

Please disclose what risks may arise under federal tax laws for the MASF Tax-Exempt Fund, or for the Master Fund, if the Internal Revenue Service, or any appropriate court, is not persuaded by, or takes issue with, the above referenced opinions of Davis Polk & Wardell [sic]. Also, is there any risk that the Offshore Fund would be treated as a publicly held partnership? Does the opinion referred to above extend to the tax treatment of the Offshore Fund?

32A. In response to the Staff’s comment, we added the following disclosure: “If either the Fund or the Master Fund were treated as a corporation for U.S. federal income tax purposes, it would be subject to U.S. federal income tax, and applicable U.S. state and local taxes, at the entity level, and distributions made by it out of its earnings and profits would be treated as dividends for U.S. federal income tax purposes. Any dividend distribution by the Master Fund to the Offshore Fund would be subject to U.S. withholding tax at the rate of 30%.”

The Offshore Fund is a corporation and, as discussed under “Classification and Taxation of the Offshore Fund,” will be treated as a corporation for U.S. federal income tax purposes. The rules of Section 7704 of the Internal Revenue Code of 1986, as amended, which govern the treatment of publicly traded partnerships, are therefore inapplicable to the Offshore Fund. The opinion on the treatment of each of the Fund and the Master Fund as a partnership for U.S. federal income tax purposes does not extend to the tax treatment of the Offshore Fund.

33. This section states, “at any particular time, one Investment Fund may be purchasing interests in an issuer that at the same time are being sold by another Investment Fund. Investing by Investment Funds in this manner could cause the Master Fund to indirectly incur certain transaction costs without accomplishing any net investment result.” (Emphasis added.) Please revise “could cause” to “will.”

33A. We revised the disclosure in accordance with the Staff’s comments.

34. This section states, “Investment Funds may be permitted to distribute securities in kind to investors, including the Master Fund. Securities that the Master Fund may receive upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Master Fund.”

(Emphasis added.) Please disclose when the distributed securities of an Investment Fund would be liquid.

34A. In response to the Staff’s comment, we revised the disclosure to provide that in the event of an in-kind distribution by an Investment Fund, the Master Fund would typically receive illiquid securities. This is because if a security can be easily liquidated, an Investment Fund would generally liquidate the security and distribute cash to its investors, thus avoiding the need for an in-kind distribution.

35. With respect to the MASF Tax-Exempt Fund, please revise the first sentence of the seventh paragraph to read, “[t]he Offshore Fund is not a registered investment company and will not be subject to the investor protections of the 1940 Act, nor are the Offshore Fund’s securities registered under the 1933 Act….”

35A. We revised the disclosure in accordance with the Staff’s comment.

     Board of Directors

36. In the fourth sentence, please revise the phrase “of each of the initial Directors” to “of each Fund’s initial Directors.

36A. The quoted sentence states that, “[b]y signing the LLC Agreement, each Member will be deemed to have voted for the election of each of the initial Directors.” As clarified by telephone with the Staff on January 23, 2006, because this sentence is applicable only to the Fund and not to the Master Fund or the MASF Tax-Exempt Fund, our response will be limited to the Offshore Fund, with respect to which the Staff is seeking clarification.

As discussed above in connection with the Staff’s comment 5, and as disclosed under “Summary—Board of Directors” and “The Fund’s Structure,” the Offshore Fund does not have a board of directors. The Offshore Fund has two members –the Fund (which is the managing member of the Offshore Fund and to which responsibility for the day-to-day management of the Offshore Fund has been delegated) and the Manager (which holds only a nominal, non-voting interest) –and is effectively controlled by the Board of Directors of the Fund. We revised the quoted sentence to state that, “[b]y signing the LLC Agreement (which each Member will do by virtue of signing an investor application), each Member will be deemed to have voted for the election of the Fund’s initial Directors and therefore also for the Directors of the managing member of the Offshore Fund.”

     The Manager

37. Please confirm to the staff in your response letter that the Investment Management Agreement between the Fund and Mercantile Capital Advisors, Inc. (“MCA”) was executed under, and in compliance with, Section 15 under the Investment Company Act.

37A. We hereby submit to the Staff that each of the Investment Management Agreements (i) between the Fund and the Manager and (ii) between the Master Fund and the Manager were executed under, and in compliance with, Section 15 under the 1940 Act.

     The Adviser

38. Please explain to the staff in your response letter why the Adviser, “[a]lthough . . . registered with the U.S. Commodity Futures Trading Commission as a commodity pool operator . . . does not function as such with respect to the Master Fund’s investments.” In particular, discuss why it is necessary to include this disclosure in the Prospectus.

38A. In response to the Staff’s comment, we deleted the reference to the Adviser’s registration with the U.S. Futures Trading Commission (the “CFTC”) throughout the Prospectus, because it is not relevant to the Master Fund’s investments. As described below in connection with the Staff’s comment 86, the Funds and the Master Fund are exempt from the CFTC’s definition of “commodity pool operator” (and thus from the CFTC’s regulatory structure for commodity pools) and have filed the requisite notice of exclusion with the National Futures Association. However, we retained the relevant reference in Item 31, “Business and Other Connections of the Investment Adviser,” in the Registration Statement, as it is relevant to the Adviser’s outside business activities.

     Custodian and Escrow Agent

39. Please describe in complete detail how the Custodian will be paid. If the Custodian will be paid more as a consequence of the Offering, please provide an example showing how much more and describe what consideration the Fund’s Board of Directors (“Board”) gave to the fact that the amount of the Custodian’s fee would increase due to the Offering.

39A. We revised the disclosure under “Summary—Custodian and Escrow Agent” and “Custodian and Escrow Agent” in accordance with the Staff’s comment.

We respectfully submit to the Staff that the Custodian’s fee will not increase as a result of the offering. As disclosed in the Prospectus, the Custodian’s fee will be 0.01% of the net assets of the Master Fund. The Custodian’s fee prior to the effective date of the master-feeder restructuring (which includes a transfer of the Fund’s assets to the Master Fund) and the offering of Interests pursuant to the registration statement is 0.01% of the Fund’s net assets.

40. Please describe in complete detail the Escrow Account. In particular, advise the staff whether the Escrow Agent is qualified as a custodian to hold assets of an investment company. Also, disclose in whose name the Escrow Account will be held and state that the Account is a non-interest bearing Account. We note that this section states, “[t]he Fund will pay fees to the

Escrow Agent for its services and will reimburse the Escrow Agent for out-of- pocket expenses.” (Emphasis added.) The “Expenses” section, however, explains that the “Fund and the Master Fund will each bear their respective operational expenses, including … escrow fees.…” (Emphasis added.) Please reconcile these disclosures.

40A. We revised the disclosure under “Custodian and Escrow Agent” and included a cross-reference under “Summary—Custodian and Escrow Agent” in accordance with the Staff’s comment to describe the operation of the escrow account, and in particular to add that the escrow account will be a non-interest bearing account held in the name of the Fund.

We hereby advise the Staff that SEI Private Trust Company, which acts as the Funds’, the Offshore Fund’s and the Master Fund’s custodian, will also serve as the Funds’ Escrow Agent. SEI Private Trust Company is qualified as a custodian to hold assets of an investment company.

In response to the Staff’s comment, we further clarified under “Summary—Custodian and Escrow Agent” and “Fund Expenses” that the Fund and not the Master Fund will be responsible for the reimbursement of the Escrow Agent’s out-of-pocket expenses. We supplementally advise the Staff that SEI Private Trust Company will not charge a separate fee for its escrow services.

     The Offering

41. Please add an “Offering” section to the MASF Tax-Exempt Fund’s Prospectus. We note the last sentence of the “Expenses” section states, “[t]he Fund’s offering costs will be initially borne by MCA, and the Fund will reimburse MCA for these expenditures.” With respect to the MASF Fund, the last sentence of the “Expenses” section states, “[e]xpenses incurred in connection with the ongoing offering of Interest [sic] will be borne by the Fund.” Please describe the reimbursement process in full detail, including the time period over which reimbursements will be made. In addition, explain to the staff in your response letter the accounting treatment for the offering costs and for the reimbursement to MCA.

41A. In accordance with the Staff’s comment, we added an “Offering” section to the MASF Tax-Exempt Fund’s Prospectus.

In response to the Staff’s comment regarding the description of the reimbursement process, in the MASF Tax-Exempt Fund’s Prospectus, we included additional detailed disclosure about the reimbursement of the MASF Tax-Exempt Fund’s organizational and initial offering expenses. Please see “Summary—Expenses” and “Fund Expenses.”

The MASF Fund, as an existing fund, has no current organizational costs; such costs were incurred and reimbursed at the time of the MASF Fund’s establishment in 2002. In the MASF Fund’s Prospectus, we included additional disclosure explaining that the Manager will bear certain of the costs and expenses incurred in connection with the restructuring of the MASF Fund as a feeder fund in a master-feeder structure, including organizational costs of the Master Fund and costs incurred in connection with the initial offering of the Master Fund’s interests. Please see “Summary—Expenses” and “Fund Expenses.”

In addition, in each Fund’s Prospectus, we clarified that the Funds will pay the ongoing offering costs incurred in connection with the periodic offers of Interests and, as investors in the Master Fund, will also bear their pro rata share of any ongoing offering costs incurred in connection with the periodic offers of the Master Fund’s interests.

We respectfully advise the Staff that the offering costs and reimbursement to the Manager will be subject to the following accounting treatment:

Expenses incurred and to be incurred by the Funds in connection with the ongoing offering of the Interests will be expensed as incurred. Expenses incurred by the MASF Tax-Exempt Fund in connection with the initial offering of Interests are amortized. As disclosed in the MASF Tax-Exempt Fund’s Prospectus, the MASF Tax-Exempt Fund’s organizational expenses, which the MASF Tax-Exempt Fund will expense at the time of the closing of the initial offering, as well as expenses incurred in connection with the initial offering of Interests, will be paid initially by the Manager and are subject to reimbursement over the 12-month period beginning on the Initial Closing Date. As noted above, the MASF Fund, as an existing fund, has no current organizational costs.

     Expenses

42. Please disclose the fees the Adviser will receive by performing the day-today management of the Master Fund’s portfolio. In particular, explain that the Adviser will receive a percentage of the Manager’s asset based fee and incentive based fee.

42A. In response to the Staff’s comment, we revised the disclosure under “Summary—Expenses” and “Fund Expenses” to provide that, in consideration of the investment advisory services that the Adviser provides to the Master Fund, the Manager will pay an amount equal to one-half of the Management Fee and one-half of any Incentive Fee to the Adviser.

In addition, in response to the Staff’s comment 2, we revised the disclosure under “Summary—Expenses” and “Fund Expenses” to clearly present in bullet format the fees and expenses borne by the Master Fund (and thus indirectly by the Fund and Members) and, separately, the fees and expenses borne by the Fund (and thus indirectly by Members).

43. Please describe in complete detail the “travel and other expenses related to the selection and monitoring of Investment Managers” that the Master Fund will bear.

43A. In response to the Staff’s comment, we revised the disclosure under “Summary—Expenses” and “Fund Expenses” to delete the reference cited in the Staff’s comment. We respectfully submit to the Staff that the Master Fund will not bear any travel or other expenses related to the selection and monitoring of Investment Managers.

     Management Fee

44. With respect to the Manager’s discretionary right to waive the Management Fee, please clarify whether there is a contractual limit (or some other limit) on the amount the Manager may waive. Also, disclose that there is no assurance that the Manager will waive any Management Fees.

44A. We revised the disclosure in accordance with the Staff’s comment. Please see “Summary—Management Fee” and “Management Fee.”

45. In the last sentence of the first paragraph, please revise the phrase “for the benefit of all Members” to “for the benefit of all Members, as well as other funds investing in the Master Fund.”

45A. We revised the disclosure in accordance with the Staff’s comment. Please see “Summary—Management Fee” and “Management Fee.”

46. With respect to the MASF Tax-Exempt Fund, please explain to the staff in your response letter whether the Board, in approving the Investment Management Agreement between the Master Fund’s Manager and the Fund, considered the fact that the Master Fund’s Manager will bear all operational and organizational expenses of the Offshore Fund. Also, in approving the Agreement, did the Board consider that the Manager may pay a portion of its Management Fee “to entities that assist in the distribution of Interests and that may be affiliated with the Manager”? In particular, explain whether the Master Fund’s Manager will pay the operational and organizational expenses of the Offshore Fund, as well as any distribution costs, out of its own legitimate profits. In addition, disclose in the Prospectus what portion of the Management Fee may be paid to entities that assist with distribution of Interests. Explain whether the Fund will comply with the requirements of Rule 12b-1 under the Investment Company Act as if the Rule were applicable to closed-end funds.

46A. We respectfully advise the Staff that in approving the establishment of the MASF Tax-Exempt Fund in the master-feeder structure, the Board considered the fact that the Manager, and not the Members, would bear all operational and organizational expenses of the Offshore Fund and that any such expenses would be borne by the Manager out of its own legitimate profits.

In approving the establishment of the MASF Tax-Exempt Fund in the master-feeder structure, the Board did not consider the possibility of the Manager paying a portion of its Management Fee “to entities that assist in the distribution of

Interests and that may be affiliated with the Manager.” The Manager has advised the Board that it does not currently pay a portion of its Management Fee to third parties in connection with distribution. The Manager would advise the Board prior to entering into any arrangements pursuant to which it would pay any portion of its legitimate profits to a third party for distribution. Because the Manager does not currently make payments to third parties for distribution, and because Rule 12b-1 under the 1940 Act is not applicable to closed-end funds, the Fund has not considered the application of the Rule to the Fund’s distribution activities.

In accordance with the Staff’s comment, we modified the disclosures under “Summary—Management Fee” and “Management Fee,” which provide that the Manager will pay an amount equal to one-half of the Management Fee to the Adviser in consideration of its services, to clarify that, in addition, the Manager may pay a portion of the remaining Management Fee to entities that assist in the distribution of Interests and that may be affiliated with the Manager.

47. With respect to the MASF Fund, in approving the Investment Management Agreement between the Master Fund’s Manager and the Fund, did the Board consider that the Manager may pay a portion of its Management Fee “to entities that assist in the distribution of Interests and that may be affiliated with the Manager”? In particular, explain whether the Master Fund’s Manager will pay any distribution costs, out of its own legitimate profits. In addition, disclose in the Prospectus what portion of the Management Fee may be paid to entities that assist with distribution of Interests. Explain whether the Fund will comply with the requirements of Rule 12b-1 under the Investment Company Act as if the Rule were applicable to closed-end funds.

47A. We respectfully advise the Staff that in approving the reorganization of the MASF Fund to the master-feeder structure (the “Reorganization”), the Board considered the fact that certain expenses relating to the Reorganization and establishment of the Master Fund would be borne by the Manager and not the Members.

In approving the Reorganization, the Board did not consider the possibility of the Manager paying a portion of its Management Fee “to entities that assist in the distribution of Interests and that may be affiliated with the Manager.” The Manager has advised the Board that it does not currently pay a portion of its Management Fee to third parties in connection with distribution. The Manager would advise the Board prior to entering into any arrangements pursuant to which it would pay any portion of its legitimate profits to a third party for distribution. Because the Manager does not currently make payments to third parties for distribution, and because Rule 12b-1 under the 1940 Act is not applicable to closed-end funds, the Fund has not considered the application of the Rule to the Fund’s distribution activities.

In accordance with the Staff’s comment, we modified the disclosure under “Summary—Management Fee” and “Management Fee,” which provides that the Manager will pay an amount equal to one-half of the Management Fee to the Adviser in consideration of its services, to clarify that, in addition, the Manager may pay a portion of the Management Fee, up to an amount equal to the remaining one-half of the Management Fee, to entities that assist in the distribution of Interests and that may be affiliated with the Manager.

     Incentive Fee

48. This section states, “[t]he Manager will pay the Adviser one-half of the Incentive Fee.” Please disclose what services, if any, the Adviser provides to the Fund and what services, if any, the Manager provides to the Fund. Also, in approving the Investment Management Agreement between the MASF Tax-Exempt Fund and MCA, did the Board consider the Investment Advisory Agreement between the Master Fund, MCA, and Robeco-Sage Capital Management, LLC (“Robeco-Sage”)? Similarly, in approving the Investment Management Agreement between MASF Fund and MCA, did the Board consider the Advisory Agreement between the Master Fund, MCA, and Robeco-Sage?

48A. In response to the Staff’s comment, we included additional disclosure in several parts of the Prospectus to clarify that the Manager, in addition to acting as the investment manager to the Master Fund, assists with the day-to-day operations of the Fund. Please see “Summary—The Manager,” “The Fund’s Structure” and “Management of the Fund—Directors and Officers.” Further, under “Managers,” we included detailed disclosure regarding the responsibilities of the Manager under the Fund’s LLC Agreement. With regard to the Adviser, under “Investment Advisory Agreement,” we disclosed that the Adviser does not provide separate investment advisory services to the Fund (or, in the case of the MASF Tax-Exempt Fund, the Offshore Fund).

In response to the second part of the Staff’s comment, we advise the Staff that in approving (1) the Investment Management Agreement between the MASF Fund and MCA, (2) the Investment Management Agreement between MASF Tax-Exempt Fund and MCA, and (3) the Investment Advisory Agreement between the Master Fund, MCA and Robeco-Sage, the Board considered that Robeco-Sage was the current investment adviser to the MASF Fund and would be responsible for the day-to-day management of the Master Fund’s portfolio, subject to the supervision and oversight of the Manager.

     Administrative Fees

49. This section states that both the Fund and the Master Fund will pay a monthly fee to the Administrator, and that the Fund, based upon its interest in the Master Fund, will bear its share of the Administrative Fee paid by the Master Fund to the Administrator. Please explain what administrative services are provided to the Fund and to the Master Fund that justify each paying a separate administrative fee. Also, please disclose that the Administrator, like the Manager, benefits from the Offering.

49A. We respectfully submit to the Staff that the Administrator will provide, directly or through its agents, administrative, accounting, investor and recordkeeping services both at the Fund and the Master Fund level. As described in the Prospectus under “Administrator,” such services include, for example, convening and calling Board of Directors meetings for the Funds and the Master Fund and preparing minutes of such meetings; general secretarial services and recordkeeping and bookkeeping for the Funds and the Master Fund; and payment of fees and expenses of the Funds and the Master Fund. At the Fund level, the Administrator’s services include in particular personal Member services and account maintenance services, such as handling Member inquiries, assisting in the enhancement of relations and communications between the Fund and Members and assisting in the maintenance of Member’s accounts and record information. Since the Administrator provides separate services to the Fund and the Master Fund, it is appropriate for each the Fund and the Master Fund to pay an Administrative Fee to the Administrator. In response to the Staff’s comment, we added disclosure to describe the administrative services in more detail. Please see “Administrator.”

We revised the disclosure under “Summary—Administrative Fee” and “Administrator” to clearly provide that the Administrator will receive an Administrative Fee, based on the net assets of the Fund and the Master Fund, for services rendered to the Fund and the Master Fund. We respectfully submit to the Staff that the Administrative Fee borne by the MASF Fund and Members will not increase as a result of the offering of Interests, because the MASF Fund’s expenses (other than the Incentive Fee) will be subject to the Expense Limitation Agreement for a two-year period following the master-feeder restructuring. To the extent that the Master Fund’s net assets increase as a result of the offering of the Funds’ Interests, the Administrative Fee received by the Administrator will increase proportionately.

50. This section states, “[t]he Administrator may waive, at its sole discretion, all or a portion of the Administrative Fee.” Please disclose at what fund level (e.g., the Master Fund level) this waiver will occur. Also, describe the waiver in full detail.

50A. We revised the disclosure in accordance with the Staff’s comment. The disclosure now provides that the Administrator may waive all or a portion of the Administrative Fee payable by the Fund and contains additional detail regarding the waiver. Please see “Summary—Administrative Fees” and “Administrator.”

     Subscription for Interests

51. The first paragraph states, “[t]he minimum initial and additional investments may be reduced by the Fund with respect to individual investors or classes of investors . . . The Fund may repurchase all of the Interests of a Member if the Member’s capital account balance in the Fund, as a result of repurchase or transfer requests by the Member, is less than $50,000.” (Emphasis added.) Please disclose in full and complete detail the conditions under which the reductions and repurchases described in this paragraph will take place. Also, advise the staff in your response letter how repurchases by the Fund as described in the last sentence of the paragraph are consistent with Section 23(c)(2) of the Investment Company Act, and the “all holders” requirement under Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934.

51A. In response to the Staff’s comment, we included further disclosure under “Summary—Subscription for Interests” and “Subscriptions for Interests—Subscription Terms” describing the conditions under which the reductions and repurchases discussed in the cited paragraph will take place. The disclosure states that the Funds reserve the right to reduce the minimum initial or additional investment amount in cases where an investor has significant assets under the management of the Manager, where regular follow-on investments occur, and in other such special circumstances. We respectfully advise the Staff that the Funds have reserved the right to call the entire Interest of a Member whose capital account balance falls below $50,000, as provided in the LLC Agreement, to help reduce operational and administrative inefficiencies that would arise if the Funds were required to administer a large number of accounts with low capital balances. Such inefficiencies create additional and unnecessary costs that would, in the absence of a call provision, have to be borne by other Members. We included additional disclosure to clarify this point. Please see “Subscriptions for Interests—Subscription Terms.”

We respectfully submit to the Staff that the Funds conduct periodic repurchases of Interests pursuant to written tender offers which are fully compliant with Section 23(c)(2) of the 1940 Act and Rule 13e-4(f)(8)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As provided in the Limited Liability Company Agreement of each Fund (“LLC Agreement”), in the event that a Member tenders for repurchase such amount of its Interest so as to cause the Member’s capital account balance to fall below $50,000, the Fund reserves the right to either (i) reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or (ii) repurchase the Member’s entire Interest. An opportunity to submit a tender offer is given, and the Fund’s tender offers are opened, to all holders of Interests (as required by Section 23(c)(2) of the 1940 Act) on the same terms and conditions, including those contained in the LLC Agreement.

Rule 13e-4(h)(1) under the Exchange Act excepts from its application calls of any security in accordance with the terms and conditions of such security’s governing instruments. Pursuant to the LLC Agreement, the governing instrument for the Interests, Members are required to maintain a minimum capital balance of $50,000. The LLC Agreement provides that a Member’s entire Interest may be called if the Member’s capital account balance falls below the stated minimum. Because a call of an Interest under such circumstances falls within the exception contained in Rule 13e-4(h)(1), such call is not be subject to the provisions of Rule 13e-4, including the “all holders” requirement in Rule 13e-4(f)(8)(i).

52. The second paragraph states, “[t]he Fund is offering Interests in a continuous offering.” Please revise this paragraph to disclose the length of the offering.

52A. As discussed with the Staff during our teleconference on January 17, 2006, we respectfully submit to the Staff that the offering will be a continuous offering conducted pursuant to Rule 415(a)(1)(ix) under the Securities Act, which does not impose a specific time limit on the length of the offering. Hence, the offering will be made on a continuous basis for as long as the registration statement remains in effect.

We are required under Rule 415(a)(2) to register only the amount of securities reasonably expected to be offered and sold within two years from the effective date of the registration. However, the offering is permitted under Rule 415(a)(5) to continue past the third anniversary of the initial effective date of the registration if a new registration statement has been filed prior to such third anniversary. Thus, the length for our continuous offering may vary and cannot be accurately estimated and set forth in the Prospectus.

53. In the second sentence of the second paragraph, please change the word “may” to “will.” Also, the paragraph states, “[a]ll subscriptions are subject to the receipt of cleared funds in the full amount of the subscription on the business day prior to the subscription date. Although the Fund may accept, in its sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Member until cleared funds have been received . . . The Fund reserves the right to reject any subscription and may, in its sole discretion, suspend subscriptions at any time and from time [sic].” (Emphasis added.) Please define the term “cleared funds” and explain the impact of the suspension of subscriptions on the continuous offering under Rule 415 under the Securities Act.

53A. As discussed with the Staff during our teleconference on January 17, 2006, in order to retain the necessary operating flexibility, the Fund must be permitted not to accept future subscriptions from time to time. For example, the MASF Fund has previously suspended subscriptions when it was in the process of changing investment advisers. Other circumstances where the Fund may find it advisable not to accept subscriptions may arise in the future. While the Fund reserves the right, in its sole discretion, not to accept future subscriptions at any time, any such action would not suspend the offering of the Interests during that time. As the Staff accurately notes, the offering is a continuous offering conducted in accordance with Rule 415 under the Securities Act. Therefore, the offering would continue, and the Fund would be permitted to solicit investors and offer the Interests under the registration statement, during any period during which subscriptions may be suspended.

In order to clarify this distinction, we revised the disclosure under “Summary—Subscription for Interests” and “Subscription for Interests”. In addition, in response to the Staff’s comment, we replaced the term “cleared funds” with references to actual receipt of payment.

54. The third paragraph states, “[t]he distribution fee may be adjusted or waived at the sole discretion of the Distributor in consultation with the Fund and is expected to be waived for certain investors, including the Manager, the Distributor and their affiliates. Investments made through related accounts (including family trusts or other similar investment vehicles) may be aggregated in determining the applicability of distribution fees. (Emphasis added.) See “Subscriptions for Interests—Distribution Arrangements and Fees.” Please revise this text to explain the conditions that must be met for the adjustments, waivers, or aggregation of accounts mentioned in this paragraph to occur. In particular, disclose that that [sic] there is a sales load with a scheduled variation and disclose all applicable breakpoints. Also, explain to the staff in your response letter why it is appropriate for the adjustments, waivers, or aggregation of accounts to occur on a discretionary, rather than a definite, basis.

54A. We revised the disclosure in accordance with the Staff’s comment to include a schedule of applicable breakpoints under “Summary—Subscription Interests” and to set forth the conditions that must be met by an investor in order to receive the benefit of a reduced sales load under the Fund’s right of accumulation or a waiver of the sales load. Please see “Summary—Subscription for Interests” and “Subscriptions for Interests.”

We respectfully submit to the Staff that adjustments and waivers of sales loads will occur on a definite basis, as disclosed in the Prospectus in response to the Staff’s comment.

     Eligibility

55. With respect to the MASF Tax-Exempt Fund, the text describes the “Eligible Investor” requirement in an unclear manner. Must an “Eligible Investor” be both an accredited investor as defined in Regulation D under the Securities Act and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act? Also, revise the text to explain clearly whether the entities described in the fifth paragraph must be both an accredited investor as defined in Regulation D under the Securities Act and a “qualified client” within the meaning of Rule 205-3 under the Advisers Act.

55A. As discussed with the Staff during our teleconference on January 17, 2006, in response to the Staff’s comment, we revised the investor eligibility disclosure to provide that (i) for the MASF Fund, an investor must be a “qualified client” within the meaning of Rule 205-3 under the Advisers Act and (ii) for the MASF Tax-Exempt Fund, an investor must be a “qualified client” in addition to also falling into one of the categories of tax-exempt and tax-deferred investors. We deleted the references to “accredited investor” status throughout the Prospectus.

     Transfer Restrictions

56. Please disclose whether a transferee must be an “Eligible Investor.” In addition, disclose when the Fund will require a Member requesting a transfer to obtain an opinion of counsel.

56A. In response to the Staff’s comment, we disclosed that a notice of transfer must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor, and included a cross-reference to the discussion of investor eligibility criteria appearing elsewhere in the Prospectus. Disclosure to that effect is also included under “Redemptions, Repurchases and Transfers of Interests—Transfers of Interests.”

Furthermore, we deleted the disclosure regarding delivery of a legal opinion in connection with transfers; the Fund expects that no such opinions will be required.

     Redemption and Repurchase of Interests by the Fund

57. With respect to the MASF Tax-Exempt Fund, please explain how it can “cause the Offshore Fund to liquidate all or a portion of its assets in the Master Fund.”

57A. We revised the disclosure in the Summary section and under “Redemptions, Repurchases and Transfers of Interests” in accordance with the Staff’s comment to clarify that the MASF Tax-Exempt Fund can cause the Offshore Fund to dispose of assets in the Master Fund by a resolution in its capacity as managing member of the Offshore Fund.

58. This section states, “[t]he Master Fund’s Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers.” (Emphasis added.) Please explain to the staff in your response letter whether the Master Fund’s charter so specifies that it will conduct these repurchase offers on a quarterly basis. In addition, with respect to the MASF Tax-Exempt Fund, explain whether the Offshore Fund’s charter has a comparable provision.

58A. We advise the Staff that the Master Fund’s LLC agreement provides, parallel to the LLC Agreements of each Fund, that the Master Fund shall not offer to repurchase its interests on more than four occasions during any taxable year, unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to the Master Fund or its members. However, as disclosed in the Prospectus, there can be no assurance that the Master Fund’s Board will, in fact, decide to undertake a repurchase offer. Under the Master Fund’s LLC agreement, the Master Fund’s Board has discretion to decide whether a repurchase offer will be made.

The Offshore Fund’s Articles of Association do not provide a comparable provision that would restrict share redemptions by the Offshore Fund’s investors to no more than four annual occasions. Rather, the share redemption provisions in the Articles of Association are written broadly, to give the MASF Tax-Exempt Fund, as the Offshore Fund’s investor, flexibility to redeem its shares in the Offshore Fund, parallel with any repurchase offers made by the Master Fund to the Offshore Fund, in order to fulfill repurchase requests made by the MASF Tax-Exempt Fund’s Members.

59. With respect to the MASF Tax-Exempt Fund, in the second paragraph, in the fifth sentence, please revise the phrase “unless the Master Fund” to “unless the Master Fund and the Offshore Fund.” Also, if the Fund needs to dissolve and the Master Fund does not, will the Fund distribute shares of the Offshore Fund to Fund investors?

59A. We respectfully submit to the Staff that the Offshore Fund will not conduct repurchase offers for shares of the Offshore Fund that are held by the MASF Tax-Exempt Fund. Under the Offshore Fund’s Articles of Association, the MASF Tax-Exempt Fund, as the Offshore Fund’s member, has the right to redeem all or a portion of its shares in the Offshore Fund by serving a redemption notice on the Offshore Fund and surrendering the to-be-redeemed shares. Because the MASF Tax-Exempt Fund can simply redeem its shares in the Offshore Fund, it is not necessary that the Offshore Fund conducts repurchase offers. In the interest of clarifying this distinction, we modified the disclosure in the relevant paragraph as follows:

“Therefore …, the Fund may find it necessary to redeem all or a portion of its shares in the Offshore Fund and cause the Offshore Fund to liquidate a corresponding portion of the Offshore Fund’s interest in the Master Fund. … The Fund will not conduct a repurchase offer for Interests unless the Master Fund simultaneously conducts a repurchase offer for interests in the Master Fund and repurchases the interests tendered by the Offshore Fund. …”

We submit to the Staff that the MASF Tax-Exempt Fund, as the Offshore Fund’s sole voting member and managing member, has the right and power to direct the Offshore Fund to tender its interests in the Master Fund for repurchase.

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You have further asked whether the MASF Tax-Exempt Fund will distribute shares of the Offshore Fund to the MASF Tax-Exempt Fund’s Members if the MASF Tax-Exempt Fund dissolves while the Master Fund does not. Under those circumstances, prior to the MASF Tax-Exempt Fund’s liquidation, the MASF Tax-Exempt Fund would cause the Offshore Fund to liquidate its entire interest in the Master Fund (which would likely entail a liquidation by the Master Fund of a pro rata portion of its interests in the Investment Funds), redeem the MASF Tax-Exempt Fund’s shares in the Offshore Fund, and distribute the proceeds to its Members. Thereafter, the MASF Tax-Exempt Fund would dissolve the Offshore Fund. Therefore, under those circumstances, shares of the Offshore Fund would not be distributed to Members. As explained in response to the Staff’s comment 104, the MASF Tax-Exempt Fund will not make an in-kind distribution of shares of the Offshore Fund to Members.

60. In the last paragraph, please revise the term “redemption fee” to a more appropriate term since the transaction being described in the paragraph is not a redemption.

60A. In response to the Staff’s comment, we renamed the term “early redemption fee” to “repurchase fee” throughout the Prospectus.

     Summary of Taxation

61. With respect to the MASF Tax-Exempt Fund, this section states that an investment in the Fund should “not give rise to unrelated business taxable income (‘UBTI’) for a Member, provided that the Member does not borrow to finance its investment in the Fund.” Please disclose the basis for this representation and explain how the representation is consistent with the Federal Income Tax Code and the regulations thereunder. Also, disclose whether an opinion of counsel on this matter will be provided to the Fund and whether the Fund will seek a ruling from the Internal Revenue Service with respect to any of the tax issues affecting the Fund. In addition, disclose what action the Fund will take if the representation is incorrect (e.g., the Fund will repurchase members’ interests).

61A. We revised the disclosure in accordance with the Staff’s comment. Please see “Certain Tax Considerations—U.S. Federal Income Tax Considerations.”

     Employee Benefit Plans

62. With respect to the MASF Tax-Exempt Fund, this section states, “[t]he Fund’s assets will not be deemed to be ‘plan assets’ for purposes of ERISA.” Does the Fund have a legal opinion of counsel on this matter? If yes, disclose this and file the opinion as an exhibit to the registration statement. Also, please disclose the risks to investors if the Fund’s assets are deemed to be plan assets.

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62A. The conclusion expressed is clearly articulated in applicable DOL regulations; hence, a legal opinion has not been sought. We revised the disclosure to clarify the consequences for investors of the MASF Tax-Exempt Fund’s assets not being deemed to constitute “plan assets.”

     Reports to Members

63. In the third sentence, please revise the phrase “anticipates sending” to “will send.”

63A. We revised the disclosure in accordance with the Staff’s comment.

     Fiscal Year

64. Please revise the upper-case text to lower-case text. Also, in the first paragraph of upper-case text, please delete the last sentence stating, “[t]he information contained in this prospectus is current only as of the date of this prospectus” or explain to the staff in your response letter why the Fund has no duty to update its Prospectus. See Sections 11 and 12 of the Securities Act.

64A. We revised the upper-case text to lower-case text in accordance with the Staff’s comment. We further acknowledge the Fund’s duty to update the Prospectus, as provided in Section 12 of the Securities Act, and amended the sentence to provide as follows:

“The information contained in this prospectus is current only as of the date of this prospectus. The Fund is required to supplement this prospectus to disclose any material change in the information provided herein.”

     Summary of Fees and Expenses

65. In the “Member Transaction Fees” section of the fee table, please revise the line item “Maximum distribution fee” to “Maximum sales load.” Also, in the first footnote, please revise the term “distribution fees” to “sales loads.”

65A. We revised the disclosure in accordance with the Staff’s comment.

66. In the “Annual Expenses” section of the fee table, please delete the “Administrative Fees” line item and consolidate the fees reflected under that line item into the “Management Fee” line item as required under Instruction 7(a) to Item 3.1 of Form N-2.

66A. As discussed with the Staff during our teleconference on January 17, 2006, in response to the Staff’s comment, we revised the table under “Summary of Fees and Expenses” by deleting the “Administrative Fees” line item and including the amount in “Other Expenses.”

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67. With respect to the MASF Tax-Exempt Fund, please confirm to the staff in your response letter that the gross expenses of the Offshore Fund are included in the “Other Expenses” line item in the fee table.

67A. In accordance with the MG No-Action Letter, the Offshore Fund is expected to have minimal expenses, and the Manager has agreed to bear all operating expenses of the Offshore Fund. Disclosure to this effect appears in several parts of the Prospectus. See “Summary—Expenses,” a footnote in “Summary of Fees and Expenses” and “Fund Expenses.” The disclosure tracks the MG No-Action Letter, which provides that “[t]he Offshore Fund is expected to have minimal expenses and the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund.” Because, as provided in the MG No-Action Letter, the operating expenses of the Offshore Fund as expected to be “de minimis” and will be borne by the Manager, the gross expenses of the Offshore Fund are not included in the “Other Expenses” line item in the fee table.

68. In the second footnote, please disclose that the redemption fee will be credited to the assets of the Fund.

68A. We revised the footnote in accordance with the Staff’s comment.

69. Please confirm to the staff in your response letter that neither the Fund, nor the Master Fund, expects to have any extraordinary expenses in the upcoming year.

69A. We hereby confirm to the staff that neither the Fund, nor the Master Fund, expects to have any extraordinary expenses in the year 2006. However, as disclosed in the Prospectus under “Summary—The Fund” and “Other Risks—Man-Glenwood Patent Application,” in the event it is determined that the master-feeder structure of which the Fund forms a part infringes on any patent that may be held by Man-Glenwood Lexington TEI, LLC, should such patent be granted, and a mutually agreeable license cannot be negotiated, the Fund may bear costs and expenses, and incur losses, that would, in turn, be borne by the Members, in connection with a modification of the three-tier master-feeder structure in order to address any patent infringement issues. There can be no assurance that these costs, expenses and losses will not have a material adverse effect on the Fund and on the Members’ investment in the Fund. In addition, the Fund may be subject to extraordinary expenses in connection with any litigation arising out of such alternative transaction or possible patent infringement, and in connection with a negotiation of the relevant license, if any.

70. With respect to the MASF Tax-Exempt Fund, please revise the fifth footnote to state that “other” expenses are based on estimated amount for the current fiscal year. See General Instruction 6 to Item 3 of Form N-2.

70A. We revised the disclosure in accordance with the Staff’s comment.

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71. Please disclose in this section, or later in the Prospectus, fee and expense information for the hedge funds (e.g., expense ratios and advisory fees).

71A. As discussed with the Staff during our teleconference on January 17, 2006, we clearly disclose that investors will indirectly bear any fees and expenses charged by the Investment Funds under “Summary of Fees and Expenses,” which provides that the fees associated with an Investment Fund will generally include an investment management fee ranging from 1% to 2% (annualized) of the net asset value of the Master Fund’s investment in such Investment Fund, and performance-based fees generally ranging from 10% to 25% of the Master Fund’s share of the net profits earned by the Investment Funds. As discussed during our teleconference, we added disclosure to this section to clarify that Investment Funds typically will also charge their investors, including the Master Fund, expenses incurred in connection with the Investment Funds’ operations. Such expenses, which vary among Investment Funds, may be significant and will increase the total cost of the Master Fund’s investment in the Investment Funds.

     Use of Proceeds

72. This section explains that proceeds of the offering, with respect to the MASF Tax-Exempt Fund, will be invested “as soon as practicable after the Initial Closing Date” and, with respect to the MASF Fund, “as soon as practicable after each month-end closing of the offering.” (Emphasis added.) Please revise the text of each Fund to specify when the Fund will invest the proceeds of its respective offering. Also, confirm to the staff in your response letter that the proceeds from each offering will not be used to retire outstanding debt or for other reasons not disclosed in each Fund’s Prospectus, such as providing capital to fund repurchases.

72A. On a subscription date, subscription amounts received in advance of the initial or subsequent closings will move from the escrow account, which holds any such amounts prior to their investment in the Fund (as described under “Custodian and Escrow Agent” and “Subscriptions for Interests—Subscription Terms”), to the Fund. We revised the disclosure under “Use of Proceeds,” in accordance with the Staff’s comment, to provide that each Fund’s investment into the Master Fund (including, in the case of the MASF-Tax-Exempt Fund, the Fund’s investment into the Offshore Fund and the Offshore Fund’s Investment into the Master Fund), will occur no later than the business day following each subscription date.

The timing of and selection of investments made by the Master Fund is determined by the Master Fund’s Adviser. We revised the disclosure in accordance with the Staff’s comment to clarify that the Fund expects that, after receipt of offering proceeds by the Master Fund, the Master Fund will invest such

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proceeds as soon as practicable after each subscription date, in accordance with the Fund’s and the Master Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments. We added cross-references to the discussion of certain limitations applicable to the Master Fund’s ability to make investments in Investment Funds included under “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Inability to Invest in Investment Funds” and to the discussion of the timing of Investment Funds’ subscription activities, market conditions and other considerations generally relevant to the timing of Master Fund’s investments included under “Other Risks—Availability of Investment Opportunities.”

We respectfully submit to the Staff that a portion of the offering proceeds received by the Fund may be used to pay down outstanding borrowing which the Master Fund may incur, from time to time, in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes, as disclosed under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Borrowing.”

The Master Fund may invest in, and make withdrawals from, the Investment Funds only during specific times set forth in the governing instruments of the Investment Funds (as described further under “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Inability to Invest in Investment Funds”). Because the Investment Funds’ investment and withdrawal cycles do not always coincide with one another and because there may be a delay in the Master Fund’s withdrawal from an Investment Fund, the Master Fund may need to borrow money to fund new investments in Investment Funds and to meet repurchase requests from the Fund. For this purpose, and for other reasons, as described above, the Master Fund may draw upon a line of credit it has outstanding with an unaffiliated bank.

We revised the disclosure under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Borrowing” to clarify that, generally, the Master Fund will repay any balance under such line of credit using the first available funds, including proceeds from withdrawals from Investment Funds or proceeds from the offering of Interests, in order to minimize the interest expense and other borrowing costs. We further revised the disclosure under “Use of Proceeds” as well as under “Summary—Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund” and “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund” to clarify that proceeds from the offering of Interests may be used to pay down such borrowing.

We further submit to the Staff that proceeds from the offering of Interests will not be used for reasons other than those disclosed in the Prospectus.

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73. The second paragraph states, “the Master Fund may invest temporarily a portion of the proceeds of the offering that is not invested in Investment Funds. . . .” Please disclose for how long the Master Fund will make the temporary investments and disclose whether the Adviser and Manager will charge the full advisory fee during this period.

73A. We revised the disclosure in accordance with the Staff’s comment.

     The Fund’s Structure

74. Please expand upon the discussion in the third paragraph by disclosing how the economies of scale will be achieved. This discussion should explain how “broader diversification” would be achieved given the non-diversification status of both the Fund and Master Fund.

74A. We revised the disclosure, in accordance with the Staff’s comment and previous disclosure contained in our proxy statement dated September 2, 2005, as reviewed by and discussed with the Staff, to explain how the economies of scale will be achieved and to provide that the economies of scale or diversification may not be achieved. The revised disclosure clarifies that, despite the status of the Fund and the Master Fund as non-diversified investment companies for purposes of the 1940 Act, the Fund, through its investment in the Master Fund, intends to have a broad exposure to a number of Investment Funds.

75. With respect to the MASF Tax-Exempt Fund, please:

Disclose whether Fund Members vote on issues affecting the Offshore Fund and the Master Fund. Disclose how the flow-through voting operates.

Explain how the Offshore Fund issues redeemable securities as described in the fifth paragraph.

Delete the word “generally” from the sixth sentence in the sixth paragraph and revise the sentence to explain specifically how a limited duration company organized in the Cayman Islands may “carry on activities in the Cayman Islands only in furtherance of its overseas (non-Cayman Islands) activities.”

Disclose all material risks to the Fund, or investors acquiring interests in the Fund, arising from the fact that the Offshore Fund is not a reporting company under the federal securities laws. Further, disclose any material differences between general corporate law in the U.S. and Cayman Islands law.

75A. In response to the Staff’s comment, we included disclosure about flow-through voting with regard to issues affecting the Offshore Fund and the Master

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Fund. Please see “The Fund’s Structure.” In addition, we included a cross-reference to the more detailed “Voting” section.

You have further asked us to explain how the Offshore Fund issues redeemable securities, as described in the paragraph referenced in the Staff’s comment. The securities of the Offshore Fund are redeemable securities because, as provided in the Articles of Association of the Offshore Fund, a member of the Offshore Fund may redeem all or any of its shares by serving a redemption notice on, and submitting the accompanying share certificate (if any) to, the Offshore Fund, which will thereafter redeem such shares at a redemption price equal to the net asset value per share. However, the Offshore Fund is a mere pass-through vehicle and the fact that its securities are redeemable at the direction of its members does not provide any benefit to the MASF Tax-Exempt Fund’s Members. The redemption feature of the Offshore Fund’s securities is included to provide flexibility. The MASF Tax-Exempt Fund will conduct tender offer for Interests only to the extent that the Master Fund offers to repurchase its members’ interests.

The general procedure for the issuance of the Offshore Fund’s shares is further set forth in the Articles of Association. The initial non-voting and voting shares are issued to subscribers to the Memorandum of Association, who agree to take such initial shares by signing the signature page to the Memorandum. The Offshore Fund’s subscribers are the MASF Tax-Exempt Fund (with respect to the voting shares) and Mercantile Capital Advisors, Inc. (with respect to one non-voting share). Thereafter, the unissued shares of the Offshore Fund are at the disposal of the MASF Tax-Exempt Fund, as the managing member of the Offshore Fund, which may (subject to the provisions of the Articles of Association) allot or otherwise dispose of such shares to itself or to the only other member of the Offshore Fund on such terms and conditions, and at such times, as it may determine. We revised the disclosure in the cited paragraph under “The Fund’s Structure” to clarify that the Fund may redeem all or a portion of its shares in the Offshore Fund, and thereby withdraw from the Master Fund, if the Board determines that it is in the best interest of the Fund to do so.

You have further asked us to delete the word “generally” from the paragraph referenced in your comment and to revise the disclosure as indicated. We deleted the word “generally” in accordance with the Staff’s comment. In addition, we respectfully submit to the Staff that offshore funds established in the Cayman Islands do not conduct business with the public generally in the Cayman Islands and are therefore exempt from certain licensing and ownership requirements applicable to companies established in the Cayman Islands which conduct business domestically. As described in footnote 26 of the MG No-Action Letter, a Cayman Islands exempted company may not carry on business in the Cayman Islands, except in the furtherance of its overseas activities. At the time of incorporation, an exempted company must submit to the Registrar of Companies a declaration to the effect that the operation of the company will be conducted mainly outside the Cayman Islands. We revised the sentence referenced above to clarify that a Cayman Islands exempted company is exempted from the licensing

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and ownership requirements applicable to companies established in the Cayman Islands which conduct business domestically and, as such, may carry on activities in the Cayman Islands only in furtherance of its overseas (non-Cayman Islands) activities.

The Offshore Fund will not be a reporting company under the U.S. federal securities laws and consequently is not required to file periodic and other reports with the SEC or to disseminate any information to its members. As a result, the Offshore Fund will not file or distribute to its members any financial reports or reports regarding the Offshore Fund’s operations that would be required of an issuer reporting under U.S. federal securities laws. However, the Offshore Fund will be fully consolidated in the financial statements of its sole voting member and managing member, the MASF Tax-Exempt Fund, and the Prospectus of the MASF Tax-Exempt Fund will disclose information regarding the Offshore Fund, as is mandated by the MG No-Action Letter. Further, as required by Rule 30e-1 under the 1940 Act, the MASF Tax-Exempt Fund will distribute reports on Form N-CSR to Members at least semi-annually, which will contain the consolidated financial statements of the MASF Tax-Exempt Fund and other information required by Rule 30e-1. In addition, the Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the SEC and its Staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder, as set forth in the MG No-Action Letter.

As discussed with the Staff during our teleconference on January 17, 2006, in response to the Staff’s comment to disclose the material differences between general corporate law in the United States and Cayman Islands law, we expanded the Prospectus discussion of Cayman Islands laws affecting the MASF Tax-Exempt Fund and the Interests. In particular, in response to the Staff’s comment 30, we added disclosure under “The Fund’s Structure” regarding potential liability under Cayman Islands law arising in connection with the Fund’s status as the sole voting member and managing member of the Offshore Fund. In addition, from the point of view of an investor in the MASF Tax-Exempt Fund, the significant distinctions between U.S. and Cayman Islands law relate to taxation and are discussed in detail under “Certain Tax Considerations.”

We respectfully submit to the Staff that an exhaustive discussion of the material differences between U.S. corporate law and Cayman Islands law would be lengthy and not particularly useful to an investor because it would not address the issues directly related to the MASF Tax-Exempt Fund or the risks associated with an investment in the Interests, which are already covered in the Prospectus.

Furthermore, the three-tier master-feeder structure of which the Cayman Islands-registered Offshore Fund forms a part has been structured in reliance on the MG No-Action Letter. The conditions stipulated in the MG No-Action Letter were intended to mitigate concerns regarding the lack of applicability to, and enforcement against, the Offshore Fund of U.S. regulations. As the Division

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recognized in the MG No-Action Letter, the Offshore Fund serves as a mere conduit between two registered investment companies. Hence, the safeguards of the MG No-Action Letter limit the concerns related to the Offshore Fund’s status as a Cayman Islands company.

     Investment Program

          Investment Objective

76. Please confirm to the staff in your response letter that all investment strategies and techniques employed by the “various Investment Managers” and the purposes of the strategies and techniques, (i.e., hedging and non-hedging purposes), and all attendant risks are disclosed or make appropriate revisions to the document. Also, disclose how the strategies and techniques facilitate a “risk-adjusted rates [sic] of return with a risk profile that is significantly lower than that of traditional ‘long only’ small capitalization market exposure.”

76A. In response to the Staff’s comment, we added a section under “Types of Investments and Related Risks” entitled “Investment Strategies and Related Risks,” which contains descriptions of investment strategies and techniques frequently utilized by Investment Managers in the equity long/short, event driven, relative value and tactical trading sectors, as well as the underlying purposes of those strategies. In addition, we included a risk factor in the new section and under “Summary—Risk Factors—Investment Fund Strategy Risk” to explain the Fund’s and the Master Fund’s susceptibility to Investment Fund strategy risk. We also added a cross-reference to the new section under “Investment Program—Investment Objective.”

We respectfully advise the Staff that risk-adjusted returns are measured as the return of an investment adjusted for its volatility (Sharpe ratio). Because Investment Funds employ a wide range of strategies intended to reduce outright exposure to equity markets (including, for example, short sales and derivatives), they typically exhibit a lower standard deviation than the small capitalization equity market. In response to the Staff’s comment, we added disclosure under “Investment Program—Investment Objective” to clarify that the Adviser seeks to generate attractive risk-adjusted rates of return that exceed the risk-adjusted return on the small capitalization equity market by constructing portfolios of Investment Funds that collectively exhibit lower market exposure, greater diversification and therefore a lower standard deviation than the small capitalization equity market.

     Portfolio Construction

77. Please disclose whether hedge funds typically issue voting securities. Also, disclose what percentage of the Master Fund’s total assets will be invested in hedge fund voting securities and in hedge fund non-voting securities. Will the Master Fund seek instruction from the Fund (with respect to the MASF Tax-

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Exempt Fund, also from the Offshore Fund) on how to vote on issues submitted to hedge fund shareholders?

77A. We revised the disclosure in accordance with the Staff’s comment to clarify that Investment Funds generally issue non-voting securities. We further revised the disclosure to explain that the Adviser has the responsibility, subject to the Master Fund’s Board’s continued oversight, to vote proxies with respect to the Investment Funds. In addition, we included a cross-reference to the section “Voting—Proxy Voting Policies and Procedures,” which describes the proxy voting process in full detail. Furthermore, we expanded this section to provide that, in accordance with the Master Fund’s proxy voting policies and procedures, the Manager and the Adviser present to the Master Fund’s Board their policies, procedures and guidelines for voting proxies at least annually, and notify the Master Fund’s Board promptly of material changes to any of these documents, and no less than annually the Manager reports to the Master Fund’s Board a record of each proxy voted with respect to the Master Fund’s portfolio securities during the year. See “Voting—Proxy Voting Policies and Procedures.”

As discussed with the Staff during our teleconference on January 17, 2006, we believe that it would be impracticable for the Fund to provide disclosure as to the percentage of the Master Fund’s assets that are invested in hedge fund voting securities and hedge fund non-voting securities. As we disclosed in the Prospectus, the securities of the Investment Funds will generally be non-voting. However, the extent of any voting rights attached to the Investment Funds’ securities will vary depending on the terms of each Investment Fund’s organizational documents and state law. In addition, because the Adviser constantly evaluates the Master Fund’s portfolio and may over time re-allocate the Master Fund’s assets across existing holdings as well as new hedge funds, any percentage break-down that the Fund may provide would be subject to change. Therefore, as discussed with the Staff, we did not disclose the percentage breakdown.

     Allocation Process

78. This section states, “the Adviser expects that from time to time it will terminate Investment Managers by redeeming the Master Fund’s interest in an Investment Fund and reallocating those assets to new Investment Managers with similar but better performing strategies or to new strategies.” (Emphasis added.) Please disclose whether hedge funds issue redeemable securities. If a hedge fund does not issue redeemable securities, disclose how long it may take the Master Fund to liquidate an investment in a hedge fund.

78A. In response to the Staff’s comment, we revised the disclosure to clarify that Investment Funds do not issue redeemable securities, that their interests are generally illiquid and that, consequently, a withdrawal from an Investment Fund may take several months or longer to complete. We also included a cross-reference to the risk factor which discusses in full detail the risks related to the

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illiquidity of the Investment Fund’s interests. In order to avoid confusion as to whether Investment Funds issue redeemable securities, we replaced the term “redeem” with “withdraw.”

     Types of Investments and Related Risks

          General

79. This section “discusses the investment generally made by Investment Funds or that may be made directly by the Master Fund.…” (Emphasis added.) Please delete the word “generally” from the quoted sentence. Also, if the Master Fund will be investing directly (i.e., other than “through the selection and ongoing monitoring of Investment Funds Managed by third-party Investment Managers”), please disclose that fact and describe all strategies that the Master Fund will use and all attendant risks of those strategies. In addition, if the Fund can invest directly, rather than investing exclusively through the Master Fund, please disclose that fact and describe all strategies that the Fund will use and all attendant risks of those strategies.

79A. We revised the disclosure in accordance with the Staff’s comment and deleted the word “generally” from the quoted sentence. In addition, we clarified that the Master Fund will invest only in Investment Funds but may, pending such investments, or to maintain the liquidity necessary to meet repurchase requests or for operational needs, hold cash or cash equivalents or invest temporarily in high-quality fixed income securities, money market instruments, money market funds and repurchase agreements. Please see “Summary—Investment Program” and “Investment Program—Investment Objective.” We further revised the disclosure in the paragraph cited in the Staff’s comment and in subsequent paragraphs to clarify that the discussion contained in the section “Types of Investments and Related Risks” is applicable to the Master Fund only to the extent specifically stated and otherwise generally relates to the investments made by the Investment Funds. For example, we specifically refer to the Master Fund in the discussion of money market instruments and repurchase agreements, which are instruments in which the Master Fund may temporarily invest.

In addition, in the paragraph cited in the Staff’s comment, we added that, as described elsewhere in the Prospectus, the Fund will invest substantially all of its assets in the Master Fund and will not invest directly in any investments other than the Master Fund (in the case of the MASF Tax-Exempt Fund, through the Offshore Fund). Throughout the Prospectus, we clarified that the Fund’s assets will consist exclusively of the securities of the Master Fund and cash (in the case of the MASF Fund) and of the securities of the Offshore Fund and cash (in the case of the MASF Tax-Exempt Fund). Please see “Summary—Investment Program” and “Investment Program—Investment Objective.”

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80. Please explain to the staff in your response letter why the Bank Holding Company of 1956 limits the activities of the Master Fund with respect to investing in hedge funds.

80A. Mercantile Bankshares Corporation (“MBC”) is a bank holding company within the meaning of the BHC Act, because it owns Mercantile-Safe Deposit & Trust Company (“MSD&T”), an FDIC-insured bank. The BHC Act limits the ability of a bank holding company, such as MBC, and its non-bank subsidiaries to make equity investments; any equity investment by a bank holding company must comply with one of the applicable exemptions contained in Section 4 of the BHC Act. MBC intends to hold its indirect interest in the Master Fund (held through the Funds) in reliance on the exemption provided by Section 4(c)(7) of the BHC Act. Under Section 4(c)(7), a bank holding company may own any number of shares (up to and including 100 percent) of an investment company that itself does not own or control, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities or 25% or more of the total equity (including subordinated debt) of any company. A “company” for this purpose would include any Investment Fund in which the Master Fund invests, and therefore any such investments will be subject to the 5%/25% limitations described in the Prospectus.

     Bonds and Other Fixed Income Securities

81. Please describe the U.S. Government securities in which the underlying funds will invest, including any attendant risks.

81A. We revised the disclosure in accordance with the Staff’s comment.

     Reverse Repurchase Agreements

82. Please explain why the last sentence of this section is necessary given the fact that hedge funds are not subject to the Investment Company Act and that they may engage in leveraging without any limitation.

82A. Since the Master Fund will not directly engage in reverse repurchase transactions, we deleted the sentence to which the Staff refers.

     Leverage

83. In the fourth sentence, please revise “repurchase agreement” to “reverse repurchase agreement.”

83A. We respectfully submit to the Staff that the Master Fund will not engage in reverse repurchase agreements, but may, as disclosed in the Prospectus, engage in repurchase agreement transactions in connection with its investment activities. Please see, for example, “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Repurchase Agreements.”

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In response to the Staff’s comment, we deleted the reference to repurchase agreements under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Leverage” in the sentence to which the Staff refers to clarify this distinction.

84. Please confirm to the staff that preferred stock will not be issued.

84A. We hereby confirm to the Staff that neither the MASF Tax-Exempt Fund nor the MASF Fund will issue preferred stock.

     Borrowings

85. Please confirm to the staff in your response letter that there is no intention, in the upcoming year, of leveraging through the issuance of publicly traded debt.

85A. We confirm to the Staff that the Funds have no intention to leverage through the issuance of publicly-traded debt in the year 2006.

     Special Investment Instruments and Techniques Derivatives

86. The last sentence of this section states, “[t]he use of Derivatives that are subject to regulation by the CFTC may cause the Master Fund to be deemed a “commodity pool,” which could result in the Master Fund being required to comply with certain rules of the CFTC.” Please explain if this would occur when the Master Fund invests directly or through the hedge funds. Also, disclose the risks to the Fund if the Master Fund were deemed to be a commodity pool.

86A. The disclosure referred to above was included under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Derivatives” to explain that the use of certain derivatives is subject to regulation by the CFTC. However, as investment companies registered under the 1940 Act, each of the Funds and the Master Fund is exempt from the CFTC’s definition of “commodity pool operator” (and thus from the CFTC’s regulatory structure for commodity pools) and has filed the requisite notice of exclusion with the National Futures Association. We revised the disclosure in the sentence referred to above and, accordingly, do not believe that any additional disclosure is required.

     Options and Futures

87. The last paragraph of this section discusses segregation of assets. Please revise this paragraph to clarify what entity will be making the options and commodities transactions giving rise to the need for segregation of assets. In particular, disclose whether the Master Fund will segregate assets when a hedge fund invests in derivatives.

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87A. We revised the disclosure to clarify that, while the Investment Funds may engage in transactions involving options and commodities, the Master Fund will not directly engage in, nor will it segregate assets in connection with, such transactions.

     Restricted and Illiquid Investments

88. Please disclose what percentage of the Master Fund’s total assets may be invested in illiquid securities.

88A. In response to the Staff’s comment, we disclosed that the Master Fund may, without limitation, invest in restricted or illiquid securities. We further disclosed that the Investment Funds in which the Master Fund invests will themselves generally be illiquid, and included a cross-reference to a risk factor that discusses in detail the illiquidity of the Investment Funds and the Master Fund.

     Risks of Hedge Funds Structure

          Multiple Levels of Fees and Expenses. . . Costs

89. May the incentive fee payable to an Investment Manager of an Investment Fund be paid even though an Investment Fund has negative performance?

89A. Investment Funds frequently limit the incentive compensation payable to an Investment Manager by contract or otherwise. As acknowledged in the Staff Report, hedge fund partnership agreements may contain provisions that protect investors from paying incentive allocations for poor performance, such as high water marks and hurdle rates. According to a study cited in the Staff Report conducted by Van Hedge Fund Advisors International, Inc., which tracks over 4,000 hedge funds, 89 percent of funds with performance fee arrangements have a high water mark and 18 percent have a hurdle rate. However, in certain circumstances the incentive compensation payable to an Investment Manager may not be so limited. We revised the disclosure in the Prospectus under “Conflicts of Interest—Incentive Fee and Performance-Based Fees of Investment Managers” by deleting the word “only” to clarify that performance-based fees may not always be payable solely out of net profits.

          Valuation

90. This section states, “[i]n most cases, the Adviser will have limited ability to assess the accuracy of the valuations received from an Investment Fund. The Fund will rely on the net asset value reported by the Master Fund in determining its own net asset value.” Please revise the disclosure to clarify how the Adviser “conduct[s] due diligence into the valuation procedures of the underlying Investment Funds. . . .” Specifically, explain how the Adviser independently verifies the accuracy of the valuations received from an Investment Fund (e.g., the Adviser reviews all relevant factors). Explain the

40

meaning of the Adviser having “limited ability to assess to[sic] accuracy of the valuations. . . .” In addition, disclose what obligation, if any, the Investment Manager has to provide the Adviser with hedge fund portfolio information, including a discussion of how current or stale the information may be.

90A. In response to the Staff’s comment, we revised the disclosure in the above-cited section to clarify that the Adviser’s due diligence consists of review of the valuation methodologies used by the Investment Funds and monitoring of the Investment Funds and peer performance comparison. We further clarified that in valuing the Master Fund’s portfolio, the Adviser must consider all relevant information available at that time. We also disclosed that the Adviser has limited ability to confirm independently the accuracy of the valuations received from Investment Funds because the Adviser does not generally have access to all necessary financial and other information. In addition, we included a cross-reference to “Capital Accounts and Allocations—Net Asset—Valuation” where we enhanced the disclosure in accordance with the Staff’s comment and disclosed, among other things, information concerning the timing and staleness of the valuation information provided by the Investment Managers.

91. Please disclose how the Investment Funds assign fair value to securities or investments that are illiquid, not traded on an exchange or in an established market, or for which no value can be readily determined. Do the respective Investment Fund Managers make fair value determinations for such instruments by considering various factors (e.g., dealer quotes or independent appraisals)? If yes, explain that such valuations may not be indicative of what actual fair market value would be in an active, liquid, or established market. Also, disclose that an Investment Fund’s investment adviser may face a conflict of interest in valuing the Investment Fund’s portfolio securities because their values will affect the compensation of the Investment Fund’s investment adviser.

91A. In response to the Staff’s comment, we provided the requested disclosure in section “Capital Accounts and Allocations—Net Asset Valuation.” We also note that disclosure regarding an Investment Manager’s conflict of interest in valuing securities was already included under “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Valuation.”

     Regulatory Changes

92. With respect to the MASF Tax-Exempt Fund, the last paragraph explains the Fund’s reliance “on a position taken by the staff of the SEC with respect to a non-affiliated investment company. . . ..” Please confirm to the staff in your response letter that the facts regarding the MASF Tax-Exempt Fund are identical to those of the “non-affiliated investment company” or disclose any differences along with all attendant risks.

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92A. We confirm to the Staff that the three-tier master-feeder structure of which the MASF Tax-Exempt Fund is a part has been structured so as to comply in substance with all of the conditions and facts set forth by the Division in the MG No-Action Letter. The only factual differences relate to names of the entities and their service providers and to the different investment objectives of the master fund in the MG No-Action Letter and the MASF Master Fund. However, these non-substantive differences should not dictate a different conclusion with respect to the MASF Tax-Exempt Fund’s master-feeder structure, and do not present any additional risks which are not otherwise disclosed in the MASF Tax-Exempt Fund’s Prospectus.

     Other Risks

          Banking Regulation

93. With respect to the MASF Tax-Exempt Fund, please expand the representation made in the last paragraph of this section to include ownership of the Offshore Fund.

93A. We expanded the disclosure to show MBC’s ownership in the Offshore Fund. The ownership percentages will be disclosed at the time that the registration statement is declared effective. We respectfully advise the Staff that MBC’s ownership of the Offshore Fund’s securities will be indirect, through MBC’s ownership of Interests in the MASF Tax-Exempt Fund to which MBC or an affiliate will provide seed capital.

     MBC as Lender to Issuers of Securities in which the Master Fund Invests

94. The first sentence states:

The Adviser will not cause the Master Fund to make loans to or receive loans from MBC or its affiliates, except to the extent permitted by the 1940 Act or as otherwise permitted by applicable law. MBC or its affiliates may lend to issuers of securities that are owned by the Master Fund or that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities.

Please revise the disclosure, explaining what the Investment Company Act permits. In addition, disclose whether the Adviser will cause the Master Fund to invest in companies that have a lending relationship with MBC.

94A. We respectfully advise the Staff that at the present time, neither the Fund nor the Master Fund intends to make loans to, or obtain loans from, MBC or its affiliates. Therefore, in response to the Staff’s comment, we deleted the reference to the 1940 Act and applicable law from the cited sentence. Further, we included a non-fundamental investment restriction under “Investment Policies and

42

Restrictions,” applicable to the Fund and the Master Fund (and, in the case of the MASF Tax-Exempt Fund, the Offshore Fund), to provide that they will not borrow from the Manager, the Adviser or their affiliates. Finally, in accordance with the Staff’s comment, we added disclosure concerning the Master Fund’s investment in issuers that have a lending relationship with MBC.

     Investment Policies and Restrictions

95. This section states that prior to changing the Fund’s investment objective, notice will be provided to shareholders of the upcoming change. Please disclose how far in advance of a modification to the investment objective such notification will be given and whether it will be in writing.

95A. We revised the disclosure in accordance with the Staff’s comment.

96. With respect the MASF Tax-Exempt Fund, please disclose that neither the Fund nor the Offshore Fund will engage in borrowing, lending, purchasing or selling commodities or commodity contracts, or purchasing or selling futures or options on commodities while the Master-Feeder structure is in place.

96A. We included additional disclosure, in accordance with the Staff’s comment.

97. With respect to the MASF Fund, please disclose that the Fund will not engage in borrowing, lending, purchasing or selling commodities or commodity contracts, or purchasing or selling futures or options on commodities while the Master-Feeder structure is in place.

97A. We included additional disclosure, in accordance with the Staff’s comment.

98. With respect to the MASF Tax Exempt Fund, this section states that the “Offshore Fund and the Master Fund have substantially the same fundamental investment restrictions as the Fund.…” (Emphasis added.) Disclosure in the MASF Fund states, “[t]he Master Fund has substantially the same fundamental investment restrictions as the Fund. .. . .” (Emphasis added.) In the MASF Tax-Exempt Prospectus, disclose any material differences between the fundamental investment restrictions of the Fund, the Master Fund and the Offshore Fund. In the MASF Prospectus, disclose any material difference between the fundamental restrictions of the Fund and the Master Fund.

98A. In response to the Staff’s comment, we clarified that the Master Fund (and the Offshore Fund, in the case of the MASF Tax-Exempt Fund) has adopted the same fundamental investment restrictions as the Fund.

99. Please explain how the first enumerated fundamental policy concerning concentration operates if the Fund and the Master Fund (also the Offshore Fund with respect to the MASF Tax-Exempt Fund), do “not look through to

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the investments and transactions of the Investment Fund.” Also, please disclose whether the Master Fund will concentrate in any type of hedge fund with a specific investment strategy. In addition, in the first sentence of the policy, please revise the phrase “single industry” to “single industry or group of industries.”

99A. We respectfully submit to the Staff that the Funds, through their investment in the Master Fund and in accordance with the Master Fund’s non-fundamental investment policy, will invest only in Investment Funds (with the exception of certain temporary investments which the Master Fund may make, as disclosed in the Prospectus). The Master Fund will select each Investment Fund in which it invests based on, among other things, the investment strategy followed by such Investment Fund, rather than based on the specific underlying investments held by such Investment Fund. In fact, the Master Fund may not have access to information regarding the specific holdings of each Investment Fund. Thus, for purposes of their respective investment restrictions, the Fund, the Offshore Fund and the Master Fund cannot “look through” to the underlying holdings of the Investment Funds for the purposes of determining whether the Fund, the Offshore Fund or Master Fund are in compliance with their respective policies concerning concentration (i.e. not investing 25% or more of the value of each of their assets in a single industry). This concentration policy is applicable to the Fund, the Offshore Fund and the Master Fund only to the extent that they invest directly in securities other than those issued by the Investment Funds.

In response to the Staff’s comment to disclose whether the Master Fund will concentrate in any type of hedge fund with a specific strategy, we added a non-fundamental investment restriction to the effect that the Fund will concentrate its investments, directly or through its investment in the Master Fund (and the Offshore Fund, in case of the MASF Tax-Exempt Fund), in Investment Funds managed pursuant to various alternative investment strategies with a small-capitalization focus, but will not concentrate its investments in Investment Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of industries. As also disclosed, the Master Fund has the same non-fundamental investment restriction regarding concentration.

The approach of including non-fundamental investment policies and restrictions in response to the Staff’s comments requesting revisions to the Fund’s fundamental investment restrictions was discussed and agreed with the Staff during our teleconference on January 17, 2006.

Finally, in response to the Staff’s comment to revise the first sentence of the Fund’s concentration policy to include the words “or group of industries,” we added a non-fundamental investment restriction to that effect.

100. The staff takes the position that a fund that invests predominantly in hedge funds, a so-called “fund of hedge funds,” should have a concentration

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policy that specifies the types of hedge funds in which it will concentrate (or not concentrate). Please revise the concentration policies accordingly.

100A. In response to this Staff’s comment and comment 99, we added a non-fundamental investment restriction to the effect that the Fund will concentrate its investments, directly or through its investment in the Master Fund (and the Offshore Fund, in the case of the MASF Tax-Exempt Fund), in Investment Funds managed pursuant to various alternative investment strategies with a small-capitalization focus.

101. Please explain how the enumerated fundamental policies operate if the Fund and the Master Fund (also the Offshore Fund with respect to the MASF Tax-Exempt Fund), do “not look through to the investments and transactions of the Investment Fund.” The Fund should have fundamental policies that operate should it invest directly or when it invests as a feeder in a master-feeder structure in reliance upon Section 12(d)(1)(E) of the Investment Company Act. Please revise the fundamental policies, or have two sets of fundamental policies, that cover the Fund when it invests directly and when it invests as a feeder in a master-feeder structure.

101A. As explained in response to the Staff’s comment 99, each of the Fund’s, the Offshore Fund’s and the Master Fund’s fundamental investment restrictions are applicable to the Funds, the Offshore Fund and the Master Fund, but not the Investment Funds. Therefore, although the Funds, the Offshore Fund and the Master Fund will comply with the restrictions when investing in Investment Funds, they cannot control the underlying investment activities of the Investment Funds and thus will not “look through” to the activities and transactions of the Investment Funds for purposes of determining compliance with the Funds’, the Offshore Fund’s and the Master Fund’s respective investment policies and restrictions. However, the fundamental and non-fundamental investment policies and restrictions are applicable to all activities and transactions of the Funds, the Offshore Fund and the Master Fund, regardless of the types of instruments in which they invest and regardless of whether the Funds are arranged in a master-feeder structure or invest directly.

In response to the Staff’s comment, we revised the relevant disclosure under “Investment Policies and Restrictions” to clarify this distinction. In addition, we clarified that the Fund’s fundamental investment restrictions do not prevent the Fund from investing substantially all of its assets in the securities of another registered investment company (in a master-feeder structure) with the same investment objective as the Fund. We further disclosed that the Fund presently invests in the Master Fund (through the Offshore Fund, in case of the MASF Tax-Exempt Fund) and that the Master Fund (and the Offshore Fund) have the same investment objective and restrictions as the Fund. We also clarified that if the Fund were to withdraw from the Master Fund and invest its assets directly, the Fund’s fundamental investment restrictions would apply directly to the Fund’s investments.

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102. In the second policy, please delete the phrase “brokers and other lenders.” Also, revise the policy to clarify that the Fund may borrow through reverse repurchase agreements and state what percentage of the Fund’s total assets it may borrow through reverse repurchase agreements.

102A. We respectfully submit to the Staff that Section 18 of the 1940 Act does not limit a closed-end fund, such as the Funds and the Master Fund, to borrowing money only from banks. The statutory limitation applies only to open-end companies. See Section 18(f)(1). However, since neither the Fund nor the Master Fund intend to borrow from brokers and lenders other than banks, we included a non-fundamental investment restriction applicable to the Fund’s and Master Fund’s activities to that effect. As disclosed in the MASF Tax-Exempt Fund’s Prospectus, this non-fundamental investment restriction also applies to the Offshore Fund.

Further, we respectfully submit to the Staff that neither the Fund nor the Master Fund will borrow through reverse repurchase agreements. Please also see our replies to the Staff’s comments 82 and 83. We included a non-fundamental investment restriction applicable to the Fund’s and Master Fund’s activities to that effect. As disclosed in the MASF Tax-Exempt Fund’s Prospectus, this non-fundamental investment restriction also applies to the Offshore Fund. Please see “Investment Policies and Restrictions.”

103. Please disclose the Master Fund’s fundamental policy on borrowings. Also, explain whether it is permissible under the policies of the Fund and the Master Fund, for both funds to leverage.

103A. As disclosed under “Investment Policies and Restrictions,” the Master Fund has the same fundamental investment restriction on borrowing as the Fund. Please see fundamental investment restriction number (2). We also describe the Master Fund’s borrowing activities under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Borrowing” where we disclose, among other things, that the Master Fund intends to borrow only in limited circumstances and anticipates that any borrowing will be on a short-term basis and not substantial.

In response to the Staff’s comment, we included a non-fundamental investment restriction applicable to the Fund and the Offshore Fund explaining that they will not leverage their investments. In addition, we disclosed under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Borrowing” that the Fund (and, in the case of the MASF Tax-Exempt Fund, also the Offshore Fund) will not leverage its investments. As disclosed in various parts of the Prospectus, the Master Fund may borrow in connection with its investment activities and may use leverage, although the Master Fund does not anticipate that it will engage in transactions involving leverage to a significant extent. Please see, for example, “Types of Investments

46

and Related Risks—Types of Investments, Investment Strategies and Related Risks—Leverage” and “—Borrowing.”

104. With respect to the MASF Tax-Exempt Fund, revise the third and fourth fundamental policies to clarify whether the Fund will distribute shares of the Offshore Fund.

104A. In response to the Staff’s comment, we added a clarification to the Fund’s fundamental restriction regarding the underwriting of securities, to provide that the MASF Tax-Exempt Fund will not make an in-kind distribution of shares of the Offshore Fund to Members. Please see “Investment Policies and Restrictions.”

105. Please revise the fourth fundamental policy to explain the Fund’s limitations on loaning portfolio securities. Please be aware that a fund may lend portfolio securities in an amount not exceeding 1/3 of its total assets.

105A. In response to the Staff’s comment, we added a non-fundamental investment restriction explaining that the Fund will not have on loan at any given time portfolio securities representing more than one-third of the Fund’s total net asset value. As disclosed, the same non-fundamental investment restriction is applicable to the Master Fund and the Offshore Fund. We supplementally advise the Staff that, even though the Funds are permitted pursuant to their fundamental investment restrictions to loan their portfolio securities, the Funds do not engage in portfolio securities lending.

106. Please revise the paragraph following the sixth fundamental investment restriction to clarify that the Fund will not invest directly. With respect to the MASF Tax-Exempt Fund, the revision should also clarify that the Offshore Fund will not invest directly.

106A. We revised the disclosure in accordance with the Staff’s comment.

107. The penultimate paragraph states, “[t]he Fund, the Master Fund and the Investment Funds in which the Master Fund invests may effect brokerage transactions through affiliates of the Manager and the Adviser, subject to compliance with the 1940 Act and other applicable laws.” Please add a section to the Prospectus discussing in full detail this brokerage activity.

107A. In response to the Staff’s comment, we deleted the cited sentence. Neither the Fund nor the Master intend to use affiliated brokers and expect that, as disclosed in the Prospectus under “Brokerage—The Master Fund,” the Master Fund will effect its investment transactions directly with the Investment Funds, without the use of brokers. We also made conforming deletions in “Other

47

Risks— Effecting Transactions through Affiliates of the Manager and the Adviser.” As disclosed in several parts of the Prospectus, the Investment Funds may use the Manager, the Adviser or their affiliates as brokers. See, for example, “Other Risks— Effecting Transactions through Affiliates of the Manager and the Adviser” or “Conflicts of Interest—Compensation for Services.” In response to the Staff’s comment, we included additional disclosure under “Brokerage—The Investment Funds” to explain that the Adviser will not influence the Investment Managers’ broker selection process and will not consider an Investment Manager’s use of an affiliated broker in making investment allocation decisions on behalf of the Master Fund.

     Portfolio Manager Compensation Structure

108. This section explains, “[c]ompensation for the portfolio managers is generally a combination of a fixed salary and a discretionary bonus.” (Emphasis added.) Please disclose any other applicable compensation arrangements. Also, please state the form of payment for the fixed salary and discretionary bonus (e.g., cash or stock options). In addition, please explain who pays this compensation to the portfolio managers.

108A. In response to the Staff’s comment, we deleted the word “generally” from the cited sentence, to clarify that the portfolio managers’ compensation is a combination of a fixed salary and a discretionary bonus. There are no other applicable compensation arrangements. We also disclosed that the Adviser pays the portfolio managers’ compensation in cash.

109. Please describe the structure of, and the method used to determine, any compensation received by the members of the Adviser’s Manager Selection Committee and of the Strategy Selection & Allocation Committee (i.e., the Fund’s portfolio managers), from any source with respect to management of any accounts included in the response to Item 21.1.b of Form N-2. See Instruction 3 to Item 21.2 of Form N-2.

109A. In response to the Staff’s comment, we revised the disclosure under “The Adviser—Portfolio Manager Compensation Structure,” to clarify that the portfolio managers’ bonuses are not tied directly to the performance or value of assets of the Master Fund or any other fund managed by the Adviser, and that the portfolio managers’ salaries and bonuses are based on a variety of factors, including, the financial performance of the Adviser, execution of managerial responsibilities, quality of client interactions and teamwork support. We respectfully advise the Staff that, as consideration for their portfolio management activities on behalf of the Adviser, the portfolio managers do not receive compensation from any source other than the Adviser. Further, there are no differences between the method used to determine the portfolio managers’ compensation with respect to the Master Fund and other accounts disclosed in accordance with Item 21.1.b. of Form N-2.

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     Certain Tax Considerations

          Tax-Exempt Investors

110. This section explains, “[f]or U.S. federal income tax purposes, the Offshore Fund will be a controlled foreign corporation (‘CFC’) of which the Fund will be a ‘United States shareholder,’ as defined in Section 951(b) of the Code. In addition, the Offshore Fund will be a passive foreign investment company (‘PFIC’) within the meaning of Section 1297 of the Code.” Further, “[a] Tax-Exempt Investor should not be subject to tax under the CFC rules, and will not be subject to tax under the PFIC rules, if it is not otherwise taxable under the UBTI provisions with respect to the ownership of its Interest in the Fund (i.e., because its investment in the Fund is debt-financed).” (Emphasis added.) Please disclose the basis for the representations made in this section. The disclosure should explain whether the representations are consistent with the Federal Income Tax Code and the regulations thereunder. Also, disclose whether an opinion of counsel on this matter will be provided to the Fund and whether the Fund will seek a ruling from the Internal Revenue Service with respect to these representations. In addition, disclose what action the Fund will take if the representations are incorrect (e.g., the Fund will repurchase members’ interests).

110A. We have determined that the level of certainty with respect to the application of the CFC rules is appropriately expressed as “will,” rather than “should” and we have revised the disclosure accordingly.

Part C-Other Information

     Item 34. Undertakings

111. Please make the undertaking required under Item 34.1 of Form N-2. In addition, with respect to the MASF Tax-Exempt Fund, please make the following undertakings applicable to the Fund, the Offshore Fund, and the Master Fund during which [sic] the Fund operates in the three-tier, offshore fund structure:

The Fund will not in any way use the Offshore Fund to evade the provisions of the Act. The Master Fund will not in any way use the Offshore Fund to evade the provisions of the Investment Company Act or the Advisers Act (e.g., section 205 governing the imposition of performance fees).

The assets of the Offshore Fund will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the Investment Company Act.

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The Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of section 31 of the Investment Company Act and the rules thereunder.

The Offshore Fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Offshore Fund will consent to the jurisdiction of the U.S. courts and the Commission over it.

The Offshore Fund shall refrain from substituting securities of the Master Fund unless the Commission shall have approved such substitution in the manner provided in Section 26 of the Investment Company Act.

111A. In response to the Staff’s comment, we included the undertaking required under Item 34.1 of Form N-2 in each Fund’s Prospectus. In the MASF Tax-Exempt Fund’s Prospectus, we included the undertakings noted above applicable to the Fund, the Offshore Fund, and the Master Fund.

     Signatures

112. Please add a signature page showing that the members of the Board of Directors of the Offshore Fund have executed the registration statement of the MASF Tax-Exempt Fund.

112A. In response to the Staff’s comment, we revised the signature page of the MASF Tax-Exempt Fund’s registration statement to indicate that the MASF Tax-Exempt Fund is signing the registration statement on its own behalf, as well as in its capacity as the managing member of the Offshore Fund, on behalf of the Offshore Fund. As explained in detail in our response to the Staff’s comment 5, and as discussed with the Staff during our teleconference on January 17, 2006, the Offshore Fund does not have a board of directors and acts through the MASF Tax-Exempt Fund, its managing member.

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As filed with the Securities and Exchange Commission on •, 2006
Securities Act File No. 333-12726
Investment Company Act File No. 811-21817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2/A
REGISTRATION STATEMENT
UNDER
	THE SECURITIES ACT OF 1933	☒
	Pre-Effective Amendment No. 1	☒
	Post-Effective Amendment No. __	☐
and
REGISTRATION STATEMENT
UNDER
	THE INVESTMENT COMPANY ACT OF 1940	☒
	Amendment No. 1	☒

MERCANTILE ALTERNATIVE STRATEGIES FUND FOR TAX- EXEMPT/DEFERRED INVESTORS (TEDI) LLC
(Exact Name of Registrant as Specified in Its Charter)

Two Hopkins Plaza Baltimore, MD 21201
(Address of Principal Executive Offices)

(410) 237-5900
(Registrant’s Telephone Number, including Area Code)

Mercantile Capital Advisors, Inc. Two Hopkins Plaza Baltimore, MD 21201 Attn: Jennifer E. Vollmer
(Name and Address of Agent for Service)

Copies to:
S. Elliott Cohan Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York , New York 10036		Yukako Kawata Davis Polk & Wardwell 450 Lexington Avenue New York , New York 10017

     Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
      If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒
     It is proposed that this filing will become effective:
     ☒ When declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
Title Of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Interest(1)	Proposed Maximum Aggregate Offering Amount(1)	Amount of Registration Fee(2)
Limited liability company interests	1,000	$1,000	$1,000,000	$117.70
(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Transmitted prior to filing.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     ☒ The Registrant has also executed this Registration Statement, in its capacity as managing member of Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC, on behalf of Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC. The members of the Board of Directors of the Mercantile Alternative Strategies Master Fund LLC have also executed this Registration Statement.

CROSS REFERENCE SHEET

Item No.		Caption	Location

1	.	Outside Front Cover Page	Outside Front Cover Page
2	.	Cover Pages; Other Offering Information	Inside Front Cover and Outside Back Cover Pages
3	.	Fee Table and Synopsis	Summary of Fees and Expenses
4	.	Financial Highlights	Not Applicable
5	.	Plan of Distribution	Subscriptions for Interests
6	.	Selling Shareholders	Not Applicable
7	.	Use of Proceeds	Use of Proceeds
8	.	General Description of the Registrant	The Fund’s Structure
Investment Policies and Restrictions
Types of Investments and Related Risks
Other Risks
9	.	Management	Management of the Fund
The Manager
The Adviser
Administrator
Custodian and Escrow Agent
Management Fee
Incentive Fee
10	.	Capital Stock, Long-Term Debt, and Other	Capital Accounts and Allocations
Securities
11	.	Defaults and Arrears on Senior Securities	Not Applicable
12	.	Legal Proceedings	Not Applicable
13	.	Table of Contents of the Statement of
		Additional Information	Not Applicable
14	.	Cover Page of SAI	Not Applicable
15	.	Table of Contents	Table of Contents
16	.	General Information and History	The Fund’s Structure
17	.	Investment Objective and Policies	Investment Program
18	.	Management	See Item 9 Above
19	.	Control Persons and Principal Holders of	Management of the Fund
Securities
20	.	Investment Advisory and Other Services	The Adviser
The Manager
Management Fee
Incentive Fee
21		Portfolio Managers	The Adviser
22	.	Brokerage Allocation and Other Practices	Brokerage
23	.	Tax Status	Certain Tax Considerations
24	.	Financial Statements	Financial Statements

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the prospectus that follows.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated [          ], 2006

MERCANTILE ALTERNATIVE STRATEGIES FUND FOR
TAX-EXEMPT/DEFERRED INVESTORS (TEDI) LLC

Limited Liability Company Interests

     The Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC (the “Fund”) is a recently formed Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. The Fund is designed for investment by tax-exempt investors, including 401(k) plans and individual retirement accounts (“IRAs”), which are referred to in this prospectus as “tax-deferred investors” because they provide tax deferral for their beneficiaries.

     The Fund will invest substantially all of its investable assets into Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC, a Cayman Islands limited duration company with the same investment objective as the Fund (the “Offshore Fund”). The Offshore Fund will in turn invest substantially all of its investable assets into Mercantile Alternative Strategies Master Fund LLC, a Delaware limited liability company with the same investment objective as the Fund and the Offshore Fund (the “Master Fund”). The Offshore Fund, which is not an investment company registered under the 1940 Act, will serve solely as an intermediate entity through which the Fund will invest in the Master Fund. The Offshore Fund will make no independent investment decisions and has no investment or other discretion over the investable assets. The Fund’s investment objective is to seek attractive risk-adjusted rates of return with a risk profile that is significantly lower than that of traditional “long only” small-capitalization market exposure. The Fund will invest substantially all of its assets, through its indirect investment in the Master Fund, in a diversified portfolio of investment vehicles, typically referred to as hedge funds (“Investment Funds”), managed pursuant to various alternative investment strategies with a small-capitalization focus. The Investment Funds in which the Master Fund will invest are subject to special risks. See “Types of Investments and Related Risks.”

     This prospectus applies to the offering of limited liability company interests of the Fund (the “Interests”). The Interests will be offered in a continuous offering at net asset value, plus any applicable sales load, as described in this prospectus. The Fund has registered $• in Interests for sale under the registration statement to which this prospectus relates. Interests will be sold only to investors qualifying as “Eligible Investors” as described in this prospectus. Each investor is required to make a minimum initial investment of $75,000. No person who is admitted as a member of the Fund will have the right to require the Fund to redeem any Interest.

     The Interests have no history of public trading, will not be traded on any securities exchange or any other market and are subject to substantial restrictions on transferability and resale.

     If you purchase an Interest in the Fund, you will become bound by the terms and conditions of the Limited Liability Company Agreement of the Fund (the “LLC Agreement”). A copy of the LLC Agreement is attached as Appendix A to this prospectus.

     This prospectus sets forth information that you should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. This prospectus includes information required to be included in a prospectus and statement of additional information. Additional information about the Fund, including annual and semi-annual reports and other shareholder information, is available without charge by writing to the Fund c/o SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, PA 19456, by calling (800) 239-0418 or on the U.S. Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). The Fund does not currently have its own website to make these reports available. The Fund expects to make a website available in the near term.

     The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Sales Load (2)	Proceeds to the Fund (3)

Per $75,000 minimum initial investment	$75,000	$2,250	$•
Total	$•	$•	$•

(1)	The Interests will be offered in a continuous offering at net asset value, plus any applicable sales load.

(2)	Assumes a sales load of 3%. Investments generally are subject to a sales load of up to 3%, subject to waiver and adjustment for certain types of investors. See “Subscriptions for Interests.”

(3)	Assumes the sale of all Interests registered under this offering and reflects deduction of expenses expected to be incurred by the Fund in connection with this offering of approximately $•.

     Mercantile Investment Services, Inc. is the distributor of the Interests (the “Distributor”) on a best-efforts basis, subject to various conditions. Investors may purchase Interests through the Distributor or through broker-dealers that have entered into selling agreements with the Distributor.

The date of this prospectus is •, 2006

     The Interests are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

     The Interests are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement and in compliance with federal and state securities laws.

     This prospectus will not constitute an offer to sell or the solicitation of an offer to buy, and no sale of Interests will be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Fund that are inconsistent with those contained in this prospectus. Prospective investors should not rely on any information not contained in this prospectus. Prospective investors should not construe the contents of this prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund for the investor.

     FOR A DISCUSSION OF CERTAIN RISKS FACTORS AND SPECIAL CONSIDERATIONS WITH RESPECT TO OWNING THE INTERESTS, SEE “TYPES OF INVESTMENTS AND RELATED RISKS” AND “OTHER RISKS” BEGINNING ON PAGE • OF THIS PROSPECTUS.

Appendix A	–	Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
Limited Liability Company Agreement
Appendix B	–	Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
Investor Qualifications
Appendix C	–	Financial Statements
Appendix D	–	Performance Information

i

STRUCTURAL DIAGRAM

     This diagram and the accompanying text are intended as a simplified illustration of the master-feeder structure of which the Fund forms a part. Please refer to the body of this prospectus for a more complete discussion of the Fund and its investment program, as well as details regarding the fees, expenses and risks to which an investment in the Interests is subject.

     As further described in this prospectus, the Fund is a feeder fund in a master-feeder structure. The Fund will invest substantially all of its investable assets into the Offshore Fund with the same investment objective as the Fund. The Offshore Fund will in turn invest all of its investable assets into the Master Fund with the same investment objective as the Fund and the Offshore Fund. The Master Fund will invest principally in Investment Funds managed by third-party investment managers (“Investment Managers”) who employ a variety of alternative investment strategies with a small-capitalization focus. The Master Fund will have investors other than the Fund. Mercantile Alternative Strategies Fund LLC, which is a Mercantile investment company for taxable investors, will also invest in the Master Fund.

GLOSSARY

The following is a glossary of terms used throughout this prospectus and their definitions. This glossary is set forth solely for the purpose of ease of reference. The terms summarized or referenced in this glossary are qualified in their entirety by the prospectus itself.

1940 Act	Investment Company Act of 1940, as amended.

Administration Agreements	Separate administration agreements entered into between (i) the Fund and the Administrator, (ii) the Master Fund and the Administrator and (iii) the Offshore Fund and the Administrator, pursuant to which the Administrator provides administrative services to the Fund, the Master Fund and the Offshore Fund, as applicable. Each of the Administration Agreements is referred to as an “Administration Agreement.”

Administrative Fee	Aggregate fee payable to the Administrator pursuant to the Administration Agreements for: (i) services rendered by the Administrator to the Fund, at an annual rate of 0.25% of the Fund’s net assets, plus additional $15,000 annually, and (ii) services rendered by the Administrator to the Master Fund, at an annual rate of 0.20% of the Master Fund’s net assets.

Administrator Adviser	Mercantile Capital Advisors, Inc. Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management.

Advisers Act Advisory Agreement	Investment Advisers Act of 1940, as amended.

Agreement entered into among the Manager, the Adviser and the Master Fund, pursuant to which the Adviser has responsibility, subject to the supervision of the Manager and the Master Fund’s Board, for formulating a continuing investment program for the Master Fund.

Alternative Transaction	Possible ways in which the master-feeder structure of which the Fund forms a part could be modified in order to address any patent infringement issues potentially caused by the Patent Application.

Asset Coverage Requirement	A 1940 Act requirement that the value of a registered investment company’s total indebtedness may not exceed one-third of the value of its total assets, including the indebtedness, measured at the time the investment company incurs the indebtedness.

BHC Act Board CFC	The Bank Holding Company Act of 1956, as amended. The Board of Directors of the Fund. Controlled foreign corporation, as defined in Section 957(a) of the Code.

Code	Internal Revenue Code of 1986, as amended.

Code of Ethics	Code of ethics adopted by each of the Fund, the Master Fund, the Manager, the Adviser and the Distributor.

Co-Investors	The Master Fund, or an Investment Fund in which the Master Fund participates and/or Other Client Accounts. Each of the Co-Investors is referred to as a “Co-Investor.”

Custodian Derivatives Distributor DOL ERISA ERISA Plan Escrow Agent Exchange Act Fund	SEI Private Trust Company.

Derivatives or derivatives transactions.

Mercantile Investment Services, Inc.

U.S. Department of Labor.

Employee Retirement Income Security Act of 1974, as amended.

Employee benefit plan subject to ERISA.

SEI Private Trust Company.

Securities Exchange Act of 1934, as amended.

Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC.

Incentive Fee	Fee equal to 10% of each Member’s net profits in excess of such Member’s Loss Carryforward Amount paid by the Fund to the Manager.

Incentive Period	Period with respect to which the Incentive Fee is charged, which may be composed of one or more consecutive fiscal periods and which generally corresponds to a fiscal year.

Independent Directors	Directors who are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act.

Initial Closing Date Initial Payment	The initial closing date for subscriptions for Interests.

In respect of the Promissory Note, the first of two payments to be made by the Fund to a Member whose Interest has been accepted for repurchase.

Interests	Limited liability company interests of the Fund offered pursuant to this prospectus.

Investment Funds	Investment vehicles, typically referred to as hedge funds, in which the Master Fund invests.

Investment Managers IRAs	Third-party investment managers of the Investment Funds. Individual retirement accounts (each, an “IRA”).

IRS LLC Agreement Loss Carryforward Amount	Internal Revenue Service.

Limited Liability Company Agreement of the Fund, as amended.

Amount which for each Member commences at zero and, for each Incentive Period, is increased by the net losses allocated to such Member’s capital account for such Incentive Period or is reduced (but not below zero) by the net profits allocated to such Member’s capital account for such Incentive Period.

Manager Management Agreements	Mercantile Capital Advisors, Inc.

Two separate investment management agreements entered into (i) between the Fund and the Manager and (ii) between the Master Fund and the Manager, pursuant to which the Manager is responsible for formulating a continuing investment program for the Master Fund. Each of the Management Agreements is referred to as a “Management Agreement.”

Management Fee	Quarterly fee of 0.3125% (1.25% on an annualized basis) of the Master Fund’s net assets payable to the Manager by the Master Fund.

Master Fund	Mercantile Alternative Strategies Master Fund LLC, a Delaware limited liability company in which the Fund, through the Offshore Fund, invests substantially all of its investable assets and which has the same investment objective as the Fund and the Offshore Fund.

Master Fund’s Board	The Board of Directors acting in its capacity as the board of directors of the Master Fund.

MBC MCA Members MG MSD&T Notice Date	Mercantile Bankshares Corporation.

Mercantile Capital Advisors, Inc.

Investors that acquire Interests.

Man-Glenwood Lexington TEI, LLC.

Mercantile-Safe Deposit & Trust Company.

Date by which a Member choosing to tender an Interest for repurchase must do so.

Offshore Fund	Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC, a Cayman Islands limited duration company with the same investment objective as the Fund.

Other Client Accounts	Investment Funds and other accounts, other than the Master Fund, managed by the Investment Managers.

Patent Application	A patent application disclosed by MG to have been filed and relating to a structure that interposes a Cayman Islands entity between a registered investment company and an underlying master fund.

PFIC	Passive foreign investment company, as defined in Section 1297 of the Code.

Plan	ERISA Plan or a plan or other arrangement such as an IRA or Keogh plan subject to Section 4975 of the Code (collectively, “Plans”).

Policies Post-Audit Payment	The Adviser’s proxy voting policies and procedures. In respect of the Promissory Note, the second and final payment to be made by the Fund to a Member whose Interest has been accepted for repurchase.

Private Fund	Prior to its reorganization into a master-feeder structure, Mercantile Alternative Strategies Fund LLC, a privately-offered fund registered under the 1940 Act that utilized a multi-manager, multi-strategy investment approach.

Promissory Note	Promissory note that the Fund will give to each Member whose Interest has been accepted for repurchase, entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interest.

Robeco SEC Securities Act Small capitalization; small-capitalization focus	Robeco Groep, N.V.

United States Securities and Exchange Commission.

Securities Act of 1933, as amended.

The Fund considers a “small-capitalization” company to be one that has a market capitalization of $5 billion or less. The Fund considers an Investment Fund to have a “small-capitalization focus” or an Investment Manager’s strategy with respect to an Investment Fund to have a “small-capitalization focus” if the Investment Fund’s investments have a median market capitalization of $5 billion or less.

Sub-Administration Agreement	Sub-administration agreement entered into between the Administrator and the Sub-Administrator pursuant to which the Sub-Administrator assists the Administrator in providing administrative services to the Fund, the Offshore Fund and the Master Fund.

Sub-Administrator Tax-deferred investors	SEI Investments Global Funds Services. 401(k) plans and IRAs, which provide tax deferral for their beneficiaries.

Tax-Exempt Investors	U.S. persons generally exempt from taxation in the United States, including 401(k) plans and IRAs.

UBTI	Unrelated business taxable income, as defined in Sections 512 through 514 of the Code.

UDFI	Unrelated debt-financed income, as defined in Section 514 of the Code.

U.S. Government securities	Debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities.

Valuation Date	Date on which the Interests will be valued for repurchase.

SUMMARY

     This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this prospectus and the terms and conditions of the LLC Agreement, each of which should be retained by any prospective investor.

The Fund	Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC is a recently formed limited liability company organized under the laws of the State of Delaware and registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The Fund’s limited liability company interests are registered under the Securities Act of 1933, as amended (the “Securities Act”), but are subject to substantial limits on transferability. The Fund is designed for investment by tax-exempt and tax-deferred investors.

The Fund will invest substantially all of its investable assets into Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC, a Cayman Islands limited duration company with the same investment objective as the Fund. The Offshore Fund will, in turn, invest substantially all of its investable assets in Mercantile Alternative Strategies Master Fund LLC, a separate closed-end, non-diversified management investment company with the same investment objective as the Fund and the Offshore Fund. Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management (the “Adviser”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), will serve as investment adviser to the Master Fund.

The Master Fund is a “fund of hedge funds” that provides a means for investors to participate in investments in investment funds that pursue a variety of alternative investment strategies. The Fund intends to afford investors that acquire Interests (“Members”), through an indirect investment in the Master Fund, access to a variety of Investment Funds, the benefits of reduced risk through diversification and the benefits of professional portfolio management. An investment in a single professionally managed fund of hedge funds eliminates the need for investors to monitor or purchase interests in individual hedge funds. Nevertheless, an investor should at all times monitor its investment in the Fund. The Fund is an appropriate investment only for those investors that can tolerate a high degree of risk and do not require a liquid investment.

The Fund and the Master Fund are “non-diversified” investment companies for purposes of the 1940 Act, which means that they are not subject to limitations under the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. Notwithstanding such non-diversified status, the Fund, through its indirect investment in the Master Fund, intends to have a broad exposure to a number of Investment Funds. In addition, due to restrictions imposed by the Bank Holding Company Act of 1956, as amended (the “BHC Act”), the Master Fund is subject to limitations with respect to investments in any one Investment Fund. See “Other Risks—Banking Regulation.”

The assets of the Master Fund will be actively managed and the Members will bear both an asset-based fee and a performance-based incentive fee, which will be paid to Mercantile Capital Advisors, Inc., the Master Fund’s investment manager (the “Manager”).

The Master Fund expects to have investors other than the Fund. Mercantile Alternative Strategies Fund LLC, which is a Mercantile investment company for taxable investors, will also invest in the Master Fund. See “Structural Diagram.”

Man-Glenwood Lexington TEI, LLC (“MG”), a non-affiliated investment company, disclosed that it has filed a patent application relating to a structure that interposes a Cayman Islands entity between a registered investment company and an underlying master fund (the “Patent Application”). The Patent Application has not been published and, accordingly, neither the Fund’s Board of Directors nor the Manager has had the opportunity to review the Patent Application. The date the Patent Application will be published is uncertain. In the event that the Patent Application is granted and it is determined that the three-tier master-feeder structure of which the Fund forms a part infringes on the MG patent, the Fund’s Board of Directors may determine to have the Master Fund enter into a licensing agreement pursuant to which the master-feeder structure may continue to operate without infringing on the MG patent. Such a licensing agreement will likely impose additional costs, in the form of licensing fees and other costs, on the Master Fund, the Fund and the Members.

If it is determined that the master-feeder structure of which the Fund forms a part infringes on the MG patent and a mutually agreeable license cannot or should not be negotiated, the Fund’s Board of Directors will be required to determine how to modify the three-tier master-feeder structure in order to address any patent infringement issues. The Fund may bear costs and expenses, and incur losses, as a result of the implementation of such a modification that would, in turn, be borne by the Members. There can be no assurance that these costs, expenses and losses will not have a material adverse effect on the Fund and the Members’ investment in the Fund. See “Other Risks—Man-Glenwood Patent Application.”

Investment Program	The Fund’s, the Offshore Fund’s and the Master Fund’s investment objective is to seek attractive risk-adjusted rates of return with a risk profile that is significantly lower than that of traditional “long only” small-capitalization market exposure.

The Fund intends to achieve its investment objective by investing substantially all of its investable assets, through the Offshore Fund, in the Master Fund. The Master Fund intends to achieve its investment objective principally through the selection and ongoing monitoring of Investment Funds (including primarily unregistered investment funds, as well as registered investment companies to the extent permitted under Section 12(d) of the 1940 Act and the rules and regulations thereunder) managed by Investment Managers who employ a variety of alternative investment strategies with a small-capitalization focus. In order to effectuate this strategy, the Master Fund will invest principally in Investment Funds whose investments have a median market capitalization of $5 billion or less. Alternative investment strategies allow the Investment Managers the flexibility to leverage, sell short and hedge positions to take advantage of perceived inefficiencies across the global capital markets, and are referred to as “alternative investment strategies” in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investment strategies and limits on the use of leverage. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the Master Fund’s investment program can be broadly referred to as a fund of hedge funds. For a summary of certain investment strategies utilized by Investment Managers, see “Types of Investments and Related Risks—Investment Strategies and Related Risks.”

The assets of the Fund will consist only of securities issued by the Offshore Fund and cash, and the assets of the Offshore Fund will consist only of securities issued by the Master Fund and cash. In addition, the securities issued by the Offshore Fund will be the only investment securities that will be held by the Fund, and the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund.

The shares of the Offshore Fund are subject to a “pass-through” voting arrangement, whereby the Fund is required to seek instructions from the Members with regard to the voting of all proxies with respect to the Offshore Fund’s shares held by the Fund. The Fund will vote such proxies only in accordance with Member’s instructions. A pass-though voting arrangement also applies with respect to the securities of the Master Fund held by the Fund, through the Offshore Fund. See “Voting—Member Voting Rights.”

The Master Fund will invest only in Investment Funds but may, pending such investments, or to maintain the liquidity necessary to meet repurchase requests or for operational needs, hold cash or cash equivalents or invest temporarily in high-quality fixed income securities, money market instruments, money market funds and repurchase agreements. In addition, the Master Fund may make temporary investments and hold cash or cash equivalents in anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows.

The Master Fund’s policy to invest in Investment Funds is not a fundamental investment policy. The Master Fund may change this investment policy upon not less than 60 days’ prior written notice to Members.

The Manager has retained Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management to act as the investment adviser to the Master Fund. The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Master Fund’s Board of Directors. These Investment Funds will have investors other than the Master Fund.

The Adviser employs a disciplined and structured approach in the formulation of its investment programs and the management of the assets it oversees. The Adviser’s research effort is deliberately interactive and is based upon frequent and direct conversations with the Investment Managers. The Adviser’s management philosophy necessitates well-rounded, thorough and in-depth knowledge of each Investment Manager’s investment approach and of the market environment. While a clear perspective and understanding of the historical performance of the Investment Managers is imperative, the Adviser also continuously monitors the investment climate, focusing on global, regional, economic and political factors to determine which strategies or niches may be most likely to succeed, and economic outlooks, to determine if geographical or strategic adjustments in the portfolio are necessary.

The Adviser analyzes and evaluates select Investment Managers, their performance records and trading methodologies, to develop a quantitative and intuitive understanding of how these Investment Managers trade, the types of market environments in which they perform best, the potential for return and expectations of risk. The Adviser selects Investment Managers on the basis of risk/return profile, correlation with traditional asset classes and liquidity. Ongoing due diligence includes monthly risk analysis, investment valuations and regular contact with Investment Managers. For a complete description of the qualifications reviewed by the Adviser, see “Investment Program.”

For purposes of the Master Fund’s investment restrictions and its investment limitations under the 1940 Act, the Master Fund will not “look through” to the underlying investments of any Investment Funds in which the Master Fund invests, since such Investment Funds are generally not registered under the 1940 Act and are not subject to the Master Fund’s investment limitations or the other investment limitations under the 1940 Act.

The Offering	The Fund is offering $• in Interests. Interests will be offered in a continuous offering at net asset value, plus any applicable sales load. See “Subscriptions for Interests” and “Initial Closing Date.”

Risk Factors	The Fund’s, the Offshore Fund’s and the Master Fund’s investment program is speculative and entails substantial risks. The Fund’s performance will depend upon the performance of the Investment Funds in the Master Fund’s portfolio and the Adviser’s ability to effectively select Investment Funds and allocate and reallocate the Master Fund’s assets among them. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund.

Risks Related to Types of Investments and Investment Strategies. Although the Master Fund intends to concentrate its investments in Investment Funds with a U.S. small-capitalization focus, the Investment Funds selected by the Master Fund may invest and trade in a wide range of instruments and markets and may digress from their expected investment strategies. The Investment Funds may invest in all manner of securities and financial instruments, including but not limited to equities, fixed income investments, options, futures, swaps and other derivatives or derivative transactions (“Derivatives”). Such investments may be illiquid and highly leveraged, or subject to extreme volatility.

In addition, the Investment Funds may use a wide range of investment techniques. The Investment Funds are generally not limited in the markets in which they are expected to invest, or the investment discipline that their Investment Managers may employ, such as value or growth or bottom-up or top-down analysis. The Investment Funds may use various investment techniques for hedging and non-hedging purposes. An Investment Fund may, for example, sell securities short and purchase and sell options contracts and enter into other Derivatives, subject to certain limitations described elsewhere in this prospectus. The use of these techniques may be an integral part of an Investment Fund’s investment strategy and may involve certain risks and result in significant losses. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks.”

Investment Fund Strategy Risk. The Master Fund and the Fund are subject to Investment Fund strategy risk. Strategy risk refers to the failure or deterioration of investment or trading techniques employed within or across strategies, such that some or all Investment Managers employing such techniques may suffer significant losses. Losses associated with strategy risk may result from excessive concentration by multiple Investment Managers in the same or similar trading positions. Likewise, broad events or market dislocations, particularly those accompanied by illiquidity, may adversely affect a wide range of Investment Funds in certain strategies. Many of the trading or investment strategies employed by Investment Funds are speculative and involve substantial risks. Specific strategy risks relating to Investment Fund strategies include, for example, strategies utilized by Investment Managers in the equity long/short, event driven, relative value and tactical trading sectors. For a more detailed summary of these strategies, see “Types of Investments and Related Risks—Investment Strategies and Related Risks.” There can be no assurance that the Investment Managers will succeed in any of these strategies.

Non-Diversified Status. As a non-diversified investment company, the Master Fund is not subject to percentage limitations imposed by the 1940 Act on the portion of its assets that may be invested in the securities of any one issuer. Also, there are no requirements under the 1940 Act that the investments of the Investment Funds be diversified and the Investment Funds may, in some cases, concentrate their investments in a single industry or group of related industries. As a result, the Master Fund’s investment portfolio may be subject to greater risk and volatility than if the Master Fund were subject to the diversification requirements under the 1940 Act. See “Types of Investments and Related Risks.”

Lack of Operating History. Each of the Fund, the Offshore Fund and the Master Fund is a newly formed entity and has no operating history. No assurance can be given that the Fund’s, the Offshore Fund’s and the Master Fund’s investment objective will be achieved.

Lack of Liquidity of Interests. The Fund is a closed-end, non-diversified management investment company designed primarily for long-term investors. Investors should not invest in the Fund if they need a liquid investment. Interests in the Fund will not be traded on any securities exchange, are not expected to trade on any other market, and are subject to substantial restrictions on transferability and resale. There is no secondary trading market for the Interests and none is expected to develop. The Interests are therefore not readily marketable. The transferability of Interests will be subject to certain restrictions contained in the LLC Agreement and may be affected by restrictions imposed under applicable securities laws with regard to restricted investments. The Fund may offer to repurchase Interests, but the Interests will not be redeemable at a Member’s option nor will they be exchangeable for interests, units, or shares of any other fund, because the Fund is a closed-end investment company. The Fund may repurchase less than the full amount of an Interest that a Member tenders for repurchase. If the Fund does not repurchase a Member’s Interest, the Member may not be able to dispose of its Interest, even during periods of Fund underperformance, due to the substantial restrictions on the transferability of the Interests.

Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund. The interests in the Investment Funds in which the Master Fund will invest will generally be illiquid and, consequently, the Master Fund may be illiquid. The Master Fund may make investments in, or withdrawals from, the Investment Funds only at certain times specified in the governing documents of the Investment Funds. The Master Fund will typically be able to dispose of Investment Fund interests that it has purchased only on a periodic basis, subject to advance notice requirements. In addition, Investment Funds may impose certain restrictions on withdrawals, such as lock-ups, gates, or suspensions of withdrawal rights under certain circumstances, during which time the Master Fund may not withdraw all or part of its interest in the Investment Fund, or may withdraw only by paying a penalty. There may be times when the Adviser intends to withdraw all or a portion of the Master Fund’s investment in an Investment Fund but cannot immediately do so even when other investors in the Investment Fund are able to withdraw. The Fund may need to suspend or postpone repurchase offers to Members if the Master Fund is not able to dispose of Investment Fund interests in a timely manner, thus affecting negatively the Members’ liquidity.

In addition, as a result of delays in the Master Fund’s ability to withdraw from an Investment Fund, the Master Fund may need to borrow money to fund new investments in Investment Funds or to meet repurchase requests from the Fund. A portion of the proceeds of the offering of the Interests may be used to pay down any outstanding borrowing which the Master Fund may incur to fund new investments and for other purposes, as described under “Use of Proceeds.”

In-Kind Distributions by Investment Funds. Investment Funds may be permitted to distribute securities in kind to investors, including the Master Fund. The Master Fund expects that in the event of an in-kind distribution, it will typically receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interest of the Master Fund.

Inability to Invest in Investment Funds. Because the Master Fund may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds, the Master Fund from time to time may have to invest some of its assets temporarily in high-quality fixed income securities, money market securities, money market funds or repurchase agreements, or hold cash or cash equivalents. During this time that the Master Fund’s assets are not invested in Investment Funds, that portion of the Master Fund’s assets will not be used to pursue the Master Fund’s investment objective. In addition, the Master Fund will pay the full amount of the Management Fee (as defined herein) and the Fund will pay the full amount of any Incentive Fee (as defined herein) even while the Master Fund’s assets are invested only in temporary investments.

Fluctuations in Value. The value of the Master Fund’s net assets (and, accordingly, the value of the Fund’s investment in the Master Fund through the Offshore Fund) will fluctuate primarily based on the fluctuation in the value of the Investment Funds in which it invests. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry or market, the risk of the Master Fund’s investment in that Investment Fund will be increased. Investment Funds may be more likely than other types of funds to engage in the use of leverage, short sales and Derivatives. An Investment Fund’s use of such transactions is likely to cause the value of the Investment Fund’s portfolio to appreciate or depreciate at a greater rate than if such techniques were not used. The investment environment in which the Investment Funds invest may be influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity, technological and regulatory change.

Multiple Levels of Fees and Expenses. Each Investment Manager generally will charge the Master Fund, as an investor in an Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based fees. The Manager will also receive an asset-based fee and may receive a performance-based incentive fee. By investing in Investment Funds indirectly through the Fund, an investor in the Fund (as an investor in the Master Fund through the Offshore Fund) will bear asset-based and performance-based fees at the Master Fund level in addition to any asset-based and performance-based fees at the Investment Fund level. Thus, an investor in the Fund may be subject to higher operating expenses than it would if it invested in another closed-end fund with a different investment focus.

The asset-based fee and the performance-based incentive fee received by the Manager will be used to compensate the Adviser. The receipt of a performance-based fee by an Investment Manager, or receipt of a portion of the performance-based incentive fee by the Adviser, may create an incentive for an Investment Manager or the Adviser to make investments that are riskier or more speculative than those that might have been made in the absence of such fees. Further, because a performance-based fee will generally be calculated on a basis that includes unrealized appreciation of the Master Fund’s or an Investment Fund’s assets, such fee may be greater than if it were based solely on realized gains. See “Incentive Fee.” In addition, an Investment Manager to an Investment Fund will receive any performance-based fee to which it is entitled, irrespective of the performance of the other Investment Funds in the Master Fund’s portfolio and the Fund generally. Thus, an Investment Manager with positive performance may receive compensation from the Master Fund, as an investor in the Investment Fund, and indirectly from the Fund and its Members, even if the Fund’s overall returns are negative.

Duplicative Transaction Costs. Investment Managers make the investment decisions of the Investment Funds independently of each other. Consequently, at any particular time, one Investment Fund may be purchasing interests in an issuer that at the same time are being sold by another Investment Fund. Investing by Investment Funds in this manner will cause the Master Fund to indirectly incur certain transaction costs without accomplishing any net investment result.

Offshore Fund Not Registered. The Offshore Fund is not a registered investment company and will not be subject to the investor protections of the 1940 Act, nor are the Offshore Fund’s securities registered under the Securities Act. The Fund, by investing in the Offshore Fund, will not have the protections offered to investors in registered investment companies. The Fund, however, will control the Offshore Fund, making it unlikely that the Offshore Fund will take action contrary to the interests of Members.

Investment Funds Not Registered. The Investment Funds generally will not be registered as investment companies under the 1940 Act and the Master Fund, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser will periodically receive information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Investment Funds are not contractually or otherwise obligated to inform their investors, including the Master Fund, of details surrounding proprietary investment strategies. In addition, the Master Fund and the Adviser have no control over the Investment Funds’ investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas.

Investments in Non-Voting Stock. The Master Fund may elect to hold its interest in an Investment Fund in non-voting form. Additionally, the Master Fund may choose to limit the amount of voting securities it holds in any particular Investment Fund and may, as a result, hold substantial amounts of non-voting securities in a particular Investment Fund. To the extent the Master Fund holds non-voting securities of an Investment Fund, it will not be able to vote on matters that require the approval of the investors in the Investment Fund. This restriction could diminish the influence of the Master Fund in an Investment Fund and adversely affect its investment in the Investment Fund, which could result in unpredictable and potentially adverse effects on the Fund and the Members.

Changes in United States and/or Cayman Islands Law. If there are changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Offshore Fund, respectively, are organized, so as to result in the inability of the Fund and/or the Offshore Fund to operate as set forth in this prospectus, there may be a substantial effect on Members. For example, if Cayman Islands law changes such that the Offshore Fund must conduct its business within the Cayman Islands, or pay Cayman Islands taxes, Members would likely suffer decreased investment returns. If Cayman Islands law, which requires a limit for a limited duration company’s existence of thirty years, were to change such that, at the end of thirty years, the Fund could not replace the Offshore Fund with another identical limited duration company, the structure of the Fund would be affected, potentially adversely. Such changes could also result in the inability of the Fund to operate on a going-forward basis, resulting in the liquidation of the Fund.

Prospective investors in the Fund should review carefully the discussion under the captions “Types of Investments and Related Risks” and “Other Risks” for other risks associated with the Fund and the Investment Managers’ styles of investing. Only investors that understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient resources to sustain the loss of their entire investment should make an investment in the Fund.

Board of Directors	The Board of Directors has overall responsibility for the management and supervision of the operations of the Fund (in such capacity, the “Board”) and the Master Fund (in such capacity, the “Master Fund’s Board”). The Offshore Fund does not have a board of directors. The Offshore Fund has two members – the Fund (which is the managing member of the Offshore Fund and to which responsibility for the day-to-day management of the Offshore Fund has been delegated) and the Manager (which holds only a nominal, non-voting interest) – and is effectively controlled by the Board.

The initial Directors serving on the Board have been elected by Mercantile Capital Advisors, Inc., the organizational Member of the Fund. By signing the LLC Agreement (which each Member will do by virtue of signing an investor application), each Member will be deemed to have voted for the election of the Fund’s initial Directors and therefore also for the Directors of the managing member of the Offshore Fund. Any vacancy in the position of Director of the Board may be filled by the remaining Directors, or, if required by Section 16 of the 1940 Act, by a vote of a plurality of the vote at a meeting of the Members at which a quorum of Members is present in person or by proxy. See “Board of Directors” and “Voting.”

The Manager	Mercantile Capital Advisors, Inc. (“MCA”), a corporation formed under the laws of the State of Maryland, serves as the investment manager of the Master Fund. In addition, MCA assists with the day-to-day operations of the Fund and the Master Fund. MCA is registered with the SEC as an investment adviser under the Advisers Act. MCA is a wholly-owned subsidiary of Mercantile-Safe Deposit & Trust Company (“MSD&T”). Mercantile Bankshares Corporation (“MBC”) is a holding company for MSD&T and its affiliates. See “The Manager.”

The Adviser	Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management, a limited liability company organized under the laws of Delaware, is the investment adviser of the Master Fund. The Adviser is registered with the SEC as an investment adviser under the Advisers Act. The Adviser is a wholly-owned subsidiary of Robeco USA, Inc., a Delaware corporation, and subsidiary of Robeco Groep, N.V. (“Robeco”). Robeco is part of the Rabobank Group. See “The Adviser” and “Investment Advisory Agreement.”

The day-to-day management of the Master Fund’s portfolio will be the responsibility of Paul S. Platkin, the Adviser’s Chief Investment Officer, and Michael Murphy, the Adviser’s Director of Research. Investment decisions for the Master Fund are made with oversight from the Adviser’s Manager Selection Committee, comprised of Ronald S. Tauber, Peter A. Levy, Anne B. Farrell, Mr. Platkin and Mr. Murphy.

Administrator	MCA serves as the administrator to the Fund, the Offshore Fund and the Master Fund (the “Administrator”). The Fund and the Master Fund will pay fees to the Administrator for administrative services and will reimburse the Administrator for out-of-pocket expenses. See “Fund Expenses” and “Administrator.”

In accordance with the terms of the Administration Agreements (as defined herein), the Administrator retained SEI Investments Global Funds Services to serve as a sub-administrator (the “Sub-Administrator”).

Custodian and Escrow Agent	The Fund, the Offshore Fund and the Master Fund have retained SEI Private

Trust Company to provide certain custodial services to the Fund, the Offshore Fund and the Master Fund (the “Custodian”). In consideration of such services, the Master Fund will pay the Custodian, and the Fund as an indirect investor in the Master Fund will bear its pro rata share of, a fee at an annual rate of 0.01% of the Master Fund’s net assets. The fee will accrue monthly and will be paid out of the Master Fund’s assets quarterly. The Fund and the Master Fund will also reimburse the Custodian for out-of-pocket expenses. See “Fund Expenses.”

The Fund has retained SEI Private Trust Company to also serve as escrow agent (the “Escrow Agent”) with respect to subscription monies received from prospective investors and monies held pending payment to Members in connection with repurchases of Interests. The Fund will reimburse the Escrow Agent for out-of-pocket expenses. See “Fund Expenses” and, for a full description of the escrow arrangement, see “Custodian and Escrow Agent.”

Distributor	Mercantile Investment Services, Inc. is the distributor of the Interests and serves in that capacity on a best-efforts basis, subject to various conditions. Investors may purchase Interests through the Distributor or through broker- dealers that have entered into selling agreements with the Distributor. The Distributor will generally be entitled to receive a sales load from each investor purchasing an Interest.

Expenses	The Manager will provide, or will arrange at its expense for the provision of, certain management and administrative services to the Fund, the Offshore Fund and the Master Fund. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with management and administrative services; and reviewing and arranging for payment of the Fund’s, the Offshore Fund’s and the Master Fund’s expenses.

In consideration of the investment advisory services that the Adviser provides to the Master Fund, the Manager will pay an amount equal to one-half of the Management Fee (as defined herein) and one-half of any Incentive Fee (as defined herein) to the Adviser. The Adviser will bear all of its own costs incurred in providing investment advisory services to the Master Fund.

Fees and expenses borne by the Master Fund (and thus indirectly by the Fund and Members) include:

  All expenses related to the Master Fund’s investment program (other than the Adviser’s own costs), including, but not limited to:
    The Master Fund’s share of fees paid and expenses reimbursed to Investment Managers (including management fees, performance-based fees and redemption or withdrawal fees, however titled or structured);

    All costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account, such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated);

    All costs and expenses related to enforcing the Master Fund’s rights in respect of such investments;

    Transfer taxes and premiums;

    Taxes withheld on non-U.S. income;

    Fees for data and software providers;

    Research expenses;

    Professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts);

    Brokerage commissions, if applicable in connection with temporary or cash management investments;

    Interest and commitment fees on loans and debit balances;

    Borrowing charges on securities sold short;

    Dividends on securities sold but not yet purchased; and

    Margin fees;

  Fees and out-of-pocket expenses of the Custodian;

  The Management Fee (as defined herein);

  Costs and charges for equipment and services used in communicating information regarding the Master Fund’s transactions;

  Operational expenses, including, but not limited to:

    Any non-investment-related interest expense;

    Attorneys’ fees and disbursements;

    Fees and disbursements of accountants and expenses related to the annual audit of the Master Fund;

    The portion of the Administrative Fee (as defined herein) and the Administrator’s out-of-pocket expenses paid by the Master Fund;

    Recordkeeping fees and expenses;

    The costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond;

    The costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to the Master Fund’s members;

    Fees and travel expenses of Directors relating to meetings of the Master Fund’s Board and committees thereof; and

  Any extraordinary expenses, including indemnification expenses.

Fees and expenses borne by the Fund (and thus indirectly by Members) include:

  Operational expenses, including, but not limited to:

    Any interest expense;

    Attorneys’ fees and disbursements;

    Fees and disbursements of accountants and expenses related to the annual audit of the Fund;

    The portion of the Administrative Fee (as defined herein) and the Administrator’s out-of-pocket expenses paid by the Fund;

    Recordkeeping fees and expenses;

    Out-of-pocket expenses of the Escrow Agent;

    The costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond;

    The costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Members;

    Fees and travel expenses of Directors relating to meetings of the Board and committees thereof; and

    Any extraordinary expenses, including indemnification expenses;

  Out-of-pocket expenses of the Custodian;

  The Incentive Fee, if any.

The Manager will initially bear the Fund’s organizational costs and costs incurred in connection with the initial offering of Interests. The Fund will reimburse the Manager for these expenditures over the twelve-month period beginning on the Initial Closing Date (as defined herein). The Manager will bear the portion of any such expenses that remain unpaid after the twelve-month period. Newly admitted Members and existing Members that subscribe for additional Interests prior to the end of the twelve-month period will be allocated a pro rata share of any amounts previously reimbursed to the Manager during the twelve-month period, and those Members who bore the previously reimbursed expenditures will be credited with a pro rata share of the expenditures allocated to such newly admitted or existing Members.

The Fund will pay the ongoing offering costs incurred in connection with the periodic offers of Interests. The Fund as an indirect investor in the Master

Fund will also bear its pro rata share of any ongoing offering costs incurred in connection with the periodic offers of the Master Fund’s interests. The Fund will not bear any organizational or initial offering costs of the Master Fund.

The Offshore Fund is expected to have minimal expenses, and the Manager has agreed to bear all operational expenses of the Offshore Fund. The Manager will also bear the Offshore Fund’s organizational expenses.

Management Fee	In consideration of the services that the Manager will provide to the Master Fund, the Master Fund will pay the Manager, and the Fund as an indirect investor in the Master Fund will bear its pro rata share of, a quarterly fee of 0.3125% (1.25% on an annualized basis) of the Master Fund’s net assets (the “Management Fee”). The Management Fee will be an expense paid out of the Master Fund’s assets quarterly, and the portion of the Management Fee that is borne by the Offshore Fund will decrease the value of the Fund’s investment in the Offshore Fund and, as a consequence, be debited from the Members’ capital accounts.

The Manager will pay an amount equal to one-half of the Management Fee to the Adviser. In addition, the Manager may pay a portion of the remaining Management Fee to entities that assist in the distribution of Interests and that may be affiliated with the Manager. These payments will be in addition to the direct sales load paid by investors. See “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”

The Manager may waive, at its sole discretion, up to one-half of the Management Fee. There is no other limit on the amount of the Management Fee the Manager may waive. Any waiver would be for the benefit of all Members, as well as other investors in the Master Fund, on an equal and pro rata basis. There can be no assurance that the Manager will waive any portion of the Management Fee.

Incentive Fee	In addition to the Management Fee, the Fund will pay the Manager an Incentive Fee equal to 10% of each Member’s net profits in excess of such Member’s Loss Carryforward Amount (as described herein). The Manager will pay the Adviser one-half of the Incentive Fee. See “Incentive Fee.”

The “Loss Carryforward Amount” for a Member commences at zero and, for each incentive period (which generally corresponds to a fiscal year, an “Incentive Period”), is increased by the net losses allocated to such Member’s capital account for such Incentive Period or is reduced (but not below zero) by the net profits allocated to such Member’s capital account for such Incentive Period.

A Member’s Loss Carryforward Amount will be proportionately adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s capital account.

Administrative Fee	In consideration of the administrative services provided to the Fund, the Fund will pay the Administrator a fee at an annual rate of 0.25% of the Fund’s net assets, plus additional $15,000 annually. In addition, in consideration of the administrative services provided to the Master Fund, the Master Fund will pay the Administrator a fee at an annual rate of 0.20% of the Master Fund’s net assets (together, the “Administrative Fee”). The Administrative Fee will accrue monthly and will be paid out of the Fund’s and the Master Fund’s respective assets quarterly.

The Fund as an indirect investor in the Master Fund will bear its pro rata share of the Administrative Fee paid by the Master Fund. The Fund and the Master Fund will also reimburse the Administrator for out-of-pocket expenses. See “Administrator.”

The Administrator may waive, at its sole discretion, all or a portion of the Administrative Fee payable by the Fund. Any waiver would be for the benefit of all Members on an equal and pro rata basis. There can be no assurance that the Administrator will waive any portion of the Administrative Fee payable by the Fund.

The Administrator will pay the Sub-Administrator out of its Administrative Fee a quarterly sub-administrative fee. The Administrator is responsible for the payment of the sub-administrative fee. The sub-administrative fee is not an additional expense of the Fund or the Master Fund. In addition, the Administrator may pay a portion of the Administrative Fee to entities that provide the Fund with ongoing investor services.

Allocation of Profit and Loss	The net profits or net losses of the Fund (consisting, for the most part, of net realized gain or loss with respect to, and net unrealized appreciation or depreciation of, the Fund’s investment in the Offshore Fund) will be credited to or debited from the capital account of each Member at the end of each fiscal period of the Fund in accordance with the Member’s respective “investment percentage” for the period. A Member’s investment percentage will be determined by dividing the balance of the Member’s capital account as of the beginning of a fiscal period by the sum of the balances of the capital accounts of all Members at such time. See “Capital Accounts and Allocations—Allocation of Net Profits and Net Losses.”

Conflicts of Interest	The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage, and the management activities of the Manager, may give rise to conflicts of interest that may disadvantage the Fund, the Offshore Fund and the Master Fund. MCA, its parent company, MSD&T, and MSD&T’s parent company, MBC (together with their affiliates and subsidiaries), are involved in a broad spectrum of financial services and asset management activities, and in the ordinary course of business may engage in activities in which their interests or the interests of their clients conflict with those of the Fund, the Offshore Fund, the Master Fund or the Members.

The personnel of the Adviser and its affiliates provide advisory services to various other funds that utilize an investment program that is substantially similar to that of the Master Fund. Conflicts of interest may arise for the Adviser or the Manager in connection with certain transactions involving investments by the Master Fund in Investment Funds and investments by other funds advised by the Adviser, or sponsored or managed by the Manager, in the same Investment Funds.

Subscription for Interests	The minimum initial investment in the Fund from each investor is $75,000, and the minimum additional investment in the Fund is $10,000. The Fund may reduce these minimum initial and additional investment amounts with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Fund, the Master Fund, the Adviser, the Manager or their affiliates). The Fund may accept investments for any lesser amount under certain circumstances, including where an investor has significant assets under the management of the Manager or its affiliate, in the case of regular follow-on investments and other special circumstances that may arise.

In addition, the Fund may, in its discretion, repurchase a Member’s entire Interest if the Member’s capital account balance in the Fund, as a result of repurchase or transfer requests by the Member, falls below $50,000. The Fund reserves the right to repurchase the Member’s entire Interest under this circumstance in order to help prevent operational inefficiencies and expense with respect to account administration. There may be instances in which the Fund may choose not to repurchase a Member’s entire Interest despite such capital account balance shortfall, including cases in which it is anticipated that the Member’s capital account balance will only temporarily fall below $50,000, the Member’s capital account balance taken together with the Member’s investments through related accounts exceeds $50,000, the Member has significant assets under management of the Manager or its affiliate, and in other special circumstances.

The Fund is offering Interests in a continuous offering. The Fund intends to accept initial and additional subscriptions for Interests made after the Initial Closing Date (as defined herein) as of the first business day of each calendar month. A prospective investor must submit to the Fund a completed investor application before the applicable subscription date. All subscriptions are also subject to the actual receipt of payment in the full amount of the subscription no later than at the close of business (5 p.m. EST) on the third business day prior to the applicable subscription date. Although the Fund may accept, in its sole discretion, a subscription prior to actual receipt of payment, an investor may not become a Member until payment has been received. The Fund reserves the right to reject, in its sole discretion, any subscription. The Fund also reserves the right, in its sole discretion, not to accept future subscriptions at any time and from time to time.

The Interests will be offered at net asset value, plus any applicable sales load. The specific amount of the sales load will depend on the size of the investment in the Fund, as follows:

  3% on the first $500,000 of any investment;

  2% on the amount of any investment that exceeds $500,000, but is less than $1 million; and

  1% on the amount of any investment that exceeds $1 million.

The sales load is “stepped up”, meaning that an investor who makes a $600,000 investment in the Fund will pay a 3% sales load on $500,000 of its investment and a 2% sales load on $100,000 of its investment.

The sales load will be deducted from a prospective investor’s subscription amount; it will not constitute a capital contribution made by the Member to the Fund nor part of the assets of the Fund.

Under a right of accumulation offered by the Fund, the amount of a Member’s each additional investment in the Fund will be aggregated with the amount of the Member’s initial investment and any additional investments in the Fund in determining the applicable sales load at the time of the additional investment. The right of accumulation also applies to investments in the Fund by an investor’s spouse and investments for certain related accounts. In addition, the sales load will be waived for certain types of investors. An investor must request the reduced sales load or waiver of sales load when making an investment.

For detailed information about subscriptions and sales loads, including reductions and waivers of sales loads, see “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”

Eligibility	The Fund will require each prospective investor to certify that the investor is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” means a company (other than an investment company) that has a net worth of more than $1.5 million, or that meets certain other qualification requirements.

In addition, because the Fund is designed for investment by tax-exempt and tax-deferred investors, investors must be one of the following: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) IRAs (including regular IRAs, spousal IRAs for non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities.

Investors who meet the qualifications set forth above are referred to in this prospectus as “Eligible Investors.” Existing Members subscribing for additional Interests will be required to qualify as “Eligible Investors” at the time of the additional subscription.

The qualifications required to invest in the Fund will appear in the investor application that must be completed by each prospective investor and are also set out in Appendix B to the prospectus.

Initial Closing Date	The initial closing date for subscriptions for Interests (“Initial Closing Date”) is expected to be •, 2006.

Transfer Restrictions	The Interests are subject to substantial restrictions on transferability.

No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. An Interest (or portion of an Interest) held by a Member may be transferred only (1) by operation of law due to the bankruptcy, insolvency or dissolution of the Member or (2) under certain limited circumstances, with the written consent of the Board (which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances). No transfer will be permitted unless the Fund consults with its counsel and counsel confirms that the transfer will not cause the Fund to be treated as a

“publicly traded partnership” taxable as a corporation. Notwithstanding a finding that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally may not consent to a transfer of an Interest (or portion of an Interest) unless the following conditions are met: (1) the transferring Member has been a Member for at least six months; (2) the proposed transfer is to be made on the valuation date of an offer by the Fund to repurchase the Interest (or portion of the Interest); and (3) the transfer is one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member (e.g., certain transfers to affiliates).

Notice to the Fund of any proposed transfer of an Interest must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor, as discussed in detail under “Subscriptions for Interests—Eligible Investors.”

A Member that transfers an Interest may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer. See “Redemptions, Repurchases and Transfers of Interests Transfers of Interests.”

Redemptions and Repurchases of Interests by the Fund	No Member will have the right to require the Fund to redeem its Interest (or any portion of its Interest). The Fund may from time to time offer to repurchase Interests, in whole or in part, pursuant to written tenders by Members. Each such repurchase offer may be limited and will generally apply to 5% to 25% of the assets of the Fund. Repurchases will be made at such times, in such amounts and on such terms as the Board may determine in its sole discretion. In determining whether the Fund should offer to repurchase Interests, in whole or in part, the Board will consider a variety of operational, business and economic factors. The Board expects that the Fund will offer to repurchase Interests, in whole or in part, from Members quarterly.

The Fund’s assets will consist primarily of its indirect interest in the Master Fund, which will be held through the Offshore Fund. Therefore, in order to finance the repurchase of Interests pursuant to tender offers, the Fund may find it necessary to redeem all or a portion of its shares in the Offshore Fund and cause the Offshore Fund to liquidate a corresponding portion of the Offshore Fund’s interest in the Master Fund. The Fund will cause the Offshore Fund to liquidate its interest in the Master Fund by passing a resolution in the Fund’s capacity as managing member of the Offshore Fund. Because interests in the Master Fund may not be transferred, the Offshore Fund may withdraw a portion of its interest only pursuant to repurchase offers made by the Master Fund to the Offshore Fund. The Offshore Fund will distribute the proceeds of any such repurchase to the Fund. The Fund will not conduct a repurchase offer for Interests unless the Master Fund simultaneously conducts a repurchase offer for interests in the Master Fund and repurchases the interests tendered by the Offshore Fund.

The Master Fund’s Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there can be no assurance that the Master Fund’s Board will, in fact, decide to undertake a repurchase offer, and consequently that the Fund will be able to finance the repurchase of

Interests. The Fund cannot make a repurchase offer larger than the corresponding repurchase offer made by the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Offshore Fund, on the same terms, and this feature may affect the size of the Master Fund’s repurchase offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer.

The LLC Agreement provides for the dissolution of the Fund if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether pursuant to a single repurchase offer or multiple consecutive offers within the two-year period).

The Fund has the right to repurchase Interests if the Board determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See “Redemptions, Repurchases and Transfers of Interests.”

The Fund charges a repurchase fee of 1.00% on repurchases of Interests that have been held less than 180 days. The fee will be deducted from the repurchase proceeds due to the Member who tendered its Interest for repurchase, and cannot be paid separately. The fee will be credited to the assets of the Fund, and is designed to offset the brokerage commissions, market impact, and other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term holding of Interests. From time to time, the Fund may waive or modify the repurchase fee for certain categories of investors.

Summary of Taxation	The Fund and the Master Fund intend to operate so that each will be treated as a partnership for U.S. federal income tax purposes. Assuming that each of the Fund and the Master Fund is treated as a partnership, neither the Fund nor the Master Fund will be subject to U.S. federal income tax. The character of the Fund’s income, gains, losses and deductions will flow through to the Members, with the result that the tax consequences to a Member of owning an Interest will generally be the same as the tax consequences of directly owning shares of the Offshore Fund.

The Offshore Fund will be treated as a corporation for U.S. federal income tax purposes. An investment in the Fund should therefore not give rise to unrelated business taxable income (“UBTI”) for a Member, provided that the Member does not borrow to finance its investment in the Fund. Prospective investors are urged to consult their tax advisers concerning potential tax consequences of an investment in the Interests. See “Certain U.S. Tax Considerations.”

Employee Benefit Plans	Employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other Tax-Exempt Investors (as defined herein) are eligible to purchase Interests. The Fund’s assets will not be deemed to be “plan assets” for purposes of ERISA. See “ERISA

Considerations.”

Reports to Members	The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is required by law to assist the Members in preparing their tax returns. An Investment Manager’s delay in providing this information could delay the Master Fund’s (and, therefore, the Fund’s) preparation of tax information for investors, which might require Members to seek extensions of the time to file their tax returns, or could delay the preparation of the Fund’s annual report. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Availability of Information.” The Fund will send to Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Fund will also send to Members quarterly reports regarding the Fund’s operations during each quarter.

Fiscal Year	For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending December 31.

No broker-dealer, salesperson, or other person is authorized to give an investor any information or to represent anything not contained in this prospectus. As a prospective investor, you must not rely on any unauthorized information or representations that anyone provides to you. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under the circumstances and in jurisdictions where and to persons to which it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus. The Fund is required to supplement this prospectus to disclose any material change in the information provided herein.

The Investment Funds in which the Master Fund will invest may pursue various investment strategies and are subject to special risks. The Interests will not be listed on any securities exchange and it is not anticipated that a secondary market for the Interests will develop. The Interests will also be subject to substantial restrictions on transferability and may not be transferred except as permitted under the LLC Agreement and in compliance with federal and state securities laws. The Interests will not be redeemable at an investor’s option nor will they be exchangeable for interests of any other fund because the Fund is a closed-end investment company. As a result, an investor may not be able to sell or otherwise liquidate its Interest. The Interests are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

SUMMARY OF FEES AND EXPENSES

     The following table summarizes the aggregate expenses of the Fund, the Offshore Fund and the Master Fund and is intended to assist Members and potential Members in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. The expenses associated with investing in a “fund of hedge funds,” such as the Fund, are generally higher than those associated with investing in other types of funds that do not invest primarily in other investment vehicles. This is because the investors in a fund of hedge funds indirectly bear a portion of the fees and expenses, including performance-based fees, charged at the Investment Fund level. These indirect items are not reflected in the following chart or the example below.

     The fees associated with an Investment Fund will generally include an investment management fee ranging from 1% to 2% (annualized) of the net asset value of the Master Fund’s investment in such Investment Fund, and performance-based fees generally ranging from 10% to 25% of the Master Fund’s share of the net profits earned by the Investment Funds. In addition, Investment Funds typically will charge their investors, including the Master Fund, expenses incurred in connection with the Investment Funds’ operations. Such expenses, which vary among Investment Funds, may be significant and will increase the total cost of the Master Fund’s investment in the Investment Funds.

Member Transaction Fees
Maximum sales load (as a percentage of the offering price)(1)	3.00%
Repurchase fee (as a percentage of the amount repurchased)(2)	1.00%

Annual Expenses (as a percentage of net assets attributable to Interests)
Management Fee(3)	1.25%
Other Expenses(4)	1.03%

Total Annual Expenses(5)	2.28%

Incentive Fee (as a percentage of net profits)(6)	10.00%

(1)	In connection with initial and additional investments, investors may be charged, on a fully disclosed basis, a sales load of up to 3% of the amounts transmitted in connection with their subscriptions. Sales loads are payable to the Distributor and will be deducted from a prospective Member’s subscription amount. Sales loads will vary depending upon the amount of each subscription. The sales load is subject to waiver and adjustment for certain types of investors. See “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”

(2)	The Fund charges a repurchase fee of 1.00% on repurchases of Interests that have been held less than 180 days. The fee will be deducted from the repurchase proceeds due to the Member who tendered its Interest for repurchase, and cannot be paid separately. The fee will be credited to the assets of the Fund.

(3)	The Master Fund will pay the Manager, and the Fund as an indirect investor in the Master Fund will bear its pro rata share of, the Management Fee, a fee of 1.25% of the Master Fund’s net assets. See “Management Fee” for a more complete discussion of the Management Fee.

(4)	Because the Fund has not yet commenced operations, Other Expenses have been estimated based on anticipated contributions to the Fund and anticipated expenses for the current fiscal year. Other Expenses have been estimated based upon Fund assets of $50,000,000. The amount reflects all expected ordinary operating expenses of the Fund, the Administrative Fee, expenses in connection with the offering of Interests, and the Fund’s indirect share of all expected ordinary expenses of the Master Fund, other than the Management Fee. The Fund will pay an Administrative Fee of 0.25% of the Fund’s net assets, plus additional $15,000 annually. In addition, the Fund, as an indirect investor in the Master Fund will bear its pro rata share of the Administrative Fee of 0.20% of the Master Fund’s net assets paid by the Master Fund. See “Administrator” for additional information. The Offshore Fund is expected to have minimal expenses, and the Manager has agreed to bear all operating expenses of the Offshore Fund.

(5)	This amount does not reflect the fees and expenses of the Investment Funds (including, but not limited to, asset-based fees, performance-based fees and any interest expenses).

(6)	Generally, at the end of each Incentive Period, an Incentive Fee of 10% of the net profits, if any, that have been allocated to a Member’s capital account for such Incentive Period in excess of the Loss Carryforward Amount applicable to such Member’s capital account will be debited from the Member’s capital account and paid to the Manager. The Incentive Fee and the Loss Carryforward Amount, each for a given Incentive Period, will be adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s capital account for that Incentive Period or portion thereof. See “Incentive Fee” for a more complete discussion of the Incentive Fee.

     For a more complete description of the various fees and expenses of the Fund, the Offshore Fund and the Master Fund, see “Fund Expenses,” “Management Fee,” “Incentive Fee,” “Administrator” and “Subscriptions for Interests.”

Example

     You would pay the following fees and expenses on a $1,000 investment, assuming a 5% net annual return:

1 year(1)	3 years	5 years	10 years

$•	$•	$•	$•

(1)	Includes a sales load of $30 which may be imposed on new and additional subscriptions.

      The example is based on the fees and expenses set out above and should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.

     Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the example. The Fund cannot provide assurance that it will achieve a 5% return, or any return, on its investments. A greater rate of return than that used in the example would increase the amount of certain fees and expenses borne by the Fund.

USE OF PROCEEDS

     The Fund expects that the proceeds of the offering, excluding the amount of any sales loads paid by investors and net of the Fund’s ongoing fees and expenses, will be invested by the Fund in the Offshore Fund, and then by the Offshore Fund in the Master Fund, no later than the business day following the Initial Closing Date and, thereafter, no later than the business day following each subscription date.

     The Fund expects that following receipt of the offering proceeds by the Master Fund, the Master Fund will invest such proceeds as soon as practicable after each subscription date, in accordance with the Fund’s and the Master Fund’s investment objective and strategies and consistent with market conditions and the availability of suitable investments. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Inability to Invest in Investment Funds” for a discussion of certain limitations applicable to the Master Fund’s ability to make investments in Investment Funds. See also “Other Risks—Availability of Investment Opportunities” for a discussion of the timing of Investment Funds’ subscription activities, market conditions and other considerations relevant to the timing of Master Fund’s investments generally.

     Pending the investment of the offering proceeds in Investment Funds pursuant to the Fund’s, the Offshore Fund’s and the Master Fund’s investment objective and strategies, the Master Fund may invest temporarily a portion of the proceeds of the offering that is not invested in Investment Funds, which may be a substantial portion of the proceeds of the offering, in high-quality fixed income securities, money market instruments, money market funds, repurchase agreements or cash and cash equivalents. Although the Master Fund will invest the proceeds of the offering in accordance with the Master Fund’s investment objective as soon as practicable, consistent with market conditions and the availability of suitable investments, there are no limitations on the length of time during which the Master Fund may make temporary investments. The Master Fund will pay the full amount of the Management Fee and the Fund will pay the full amount of any Incentive Fee even while the Master Fund’s assets are invested only in temporary investments.

     In addition, the Fund, the Offshore Fund and the Master Fund may maintain a portion of the proceeds in cash to meet operational needs. The Master Fund may be prevented from achieving its objective during any time in which the Master Fund’s assets are not substantially invested in accordance with its principal investment strategies. A portion of the proceeds of the offering may also be used to pay down outstanding borrowing which the Master Fund may incur, from time to time, in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes, as described under “Types of Investments and Related Risks—Types of Investments, Investment Strategies and Related Risks—Borrowing.”

THE FUND’S STRUCTURE

     Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Fund was organized as a limited liability company under the laws of Delaware on August 4, 2005. The Fund’s principal office is located at c/o Mercantile Capital Advisors, Inc., Two Hopkins Plaza, Baltimore, MD 21201.

     The Fund will invest substantially all of its investable assets into Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC, a Cayman Islands limited duration company with the same investment objective as the Fund. The Offshore Fund will, in turn, invest substantially all of its investable assets in Mercantile Alternative Strategies Master Fund LLC. The Master Fund is a separate registered, closed-end, non-diversified management investment company with the same investment objective as the Fund and the Offshore Fund. The Master Fund was organized as a limited liability company under the laws of Delaware on August 4, 2005.

     The objective of the multi-level master-feeder structure, in which the Fund invests in the Master Fund through the Offshore Fund, is to achieve certain economies of scale for the Fund and a broader diversification of the Investment Fund portfolio. It is expected that the master-feeder structure will benefit from increased capital inflows into the Master Fund because of the investment in the Master Fund by additional feeder funds, compared to inflows that would be expected for the Fund as a standalone fund. Certain expenses of operating an investment portfolio are relatively fixed and, therefore, a larger asset pool is anticipated over time to have the effect of lowering the ratio of operating expenses to average net assets for all funds in the master-feeder structure. In addition, higher capital inflows into the Master Fund can be expected to lead to a greater diversification of the Investment Fund portfolio because the Master Fund would be able to utilize the additional capital inflows to invest in a broader number of Investment Funds, for example Investment Funds with greater minimum investment requirements than those the Fund would be able to meet as a standalone fund. Notwithstanding the opportunity for greater diversification, the Fund and the Master Fund are “non-diversified” investment companies for purposes of the 1940 Act, which means that they are not subject to limitations under the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. See “Types of Investments and Related Risks—General.”

     There is no assurance that the economies of scale or diversification will be achieved. However, it is expected that, over time, the fees and expenses of the Fund as part of the multi-level master-feeder structure will be substantially the same as or less than if the Fund invested in the Master Fund directly, or invested directly into Investment Funds.

     The Fund may redeem all or a portion of its shares in the Offshore Fund and thereby withdraw from the Master Fund, if the Board determines that it is in the best interest of the Fund to do so. If the Fund so withdraws, the Board will consider what action might be taken, including investing the assets in the Fund, through the Offshore Fund, into a pooled investment entity other than the Master Fund, or retaining an investment adviser to invest the Fund’s assets directly in accordance with its investment objectives. A withdrawal of the Fund’s assets from the Master Fund may affect the Fund’s investment performance.

     The Offshore Fund is not an investment company registered under the 1940 Act, nor are the Offshore Fund’s securities registered under the Securities Act. The Offshore Fund will serve as a conduit entity through which the Fund will invest in the Master Fund, and the Offshore Fund has no investment or other discretion over its assets. Because the Offshore Fund will be treated as a corporation for U.S. federal income tax purposes, an investment in the Fund should not give rise to UBTI for a Member, provided that the Member does not borrow to finance its investment in the Fund.

     The Offshore Fund is organized under the laws of the Cayman Islands as a limited duration company. Such an entity is exempted from the licensing and ownership requirements applicable to companies established in the Cayman Islands which conduct business domestically and, as such, may carry on activities in the Cayman Islands only in furtherance of its overseas (non-Cayman Islands) activities. The Offshore Fund has a duration of thirty years, as required by Cayman Islands law, and has two members: the Fund, which serves as the managing member and holds all of the voting shares in the Offshore Fund, and the Manager, which holds only a nominal non-voting interest in the Offshore Fund. The articles of association of the Offshore Fund grant the Fund complete and exclusive authority to manage and control the business and affairs of the Offshore Fund. Because the Fund controls all day-to-day management responsibilities of the Offshore Fund, the decisions of the Offshore Fund are effectively controlled by the Fund’s Board.

     As a limited duration company organized in the Cayman Islands, the Offshore Fund offers limited liability to its members. Under Cayman Islands law, the liability of the Fund, in its capacity as a member of the Offshore Fund, is limited to the amount contributed, or agreed to be contributed, by the Fund to the capital of the Offshore Fund. In exceptional circumstances, a Cayman Islands court may ignore the separate legal personality of the Offshore Fund, including in the case of fraud, where the device of incorporation is used for an illegal or improper purpose, and where the Offshore Fund can be regarded as a mere agent of a member. As a result, the Fund, as the Offshore Fund’s sole voting member, would be directly liable, to the full extent of its assets, for the Offshore Fund’s liabilities.

     As the Offshore Fund’s managing member, the Fund will perform a function equivalent to that of a board of directors in a U.S. corporation. Under Cayman Islands law, a managing member of a company may be liable for breaches of fiduciary duty owed to the company’s other members. As the Fund is also the sole voting member of the Offshore Fund, the possibility of a claim for a breach of fiduciary duty owed to the Offshore Fund’s members is limited. Such a claim could, however, be brought by MCA, the Offshore Fund’s only other member. As a managing member, the Fund also may be liable for breaches of fiduciary duty owed to the Offshore Fund’s third-party creditors, but only in exceptional circumstances where the Offshore Fund would be insolvent or nearly insolvent.

     The Offshore Fund will not be subject to regulation under the 1940 Act. However, because its management and operations will be controlled by the Fund, which will be subject to regulation under the 1940 Act, the lack of direct regulation of the Offshore Fund under the 1940 Act is not expected to create additional risks to the Fund or Members.

     Persons deemed to be affiliated with the Offshore Fund are the Fund, Mercantile Alternative Strategies Fund LLC, the Master Fund, MCA and MBC and its affiliates.

     Whenever the Fund as an investor in the Offshore Fund is requested to vote on matters pertaining to the Offshore Fund, the Fund will effectively “pass through” its voting rights to the Members. Under the pass-through voting, the Fund will seek voting instructions from the Members on such matters and will vote its shares in the Offshore Fund for or against such matters proportionately to the instructions received from the Members. In addition, whenever the Fund as an investor in the Master Fund, through the Offshore Fund, is requested to vote on matters pertaining to the Master Fund, the Offshore Fund will pass voting rights to the Fund, and the Fund will seek voting instructions from the Members on such matters and will vote its interest in the Master Fund, through the Offshore Fund, for or against such matters proportionately to the instructions received from the Members. See “Voting—Member Voting Rights.”

     Mercantile Capital Advisors, Inc. serves as the investment manager of the Master Fund. In addition, MCA assists with the day-to-day operations of the Fund and the Master Fund. The Manager has retained Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management, a limited liability company organized under the laws of Delaware, to act as the investment adviser of the Master Fund. The individuals who serve on the Board are responsible for overseeing the Fund’s management and operation. See “Management of the Fund—Board of Directors.” Investors who acquire Interests will become Members.

     The Fund is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a “private investment fund,” with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that are often actively managed and that offer their securities privately without registration under the Securities Act in large minimum denominations (often over $1 million) to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships, are usually compensated through asset-based fees and performance-based fees. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies that generally are managed more conservatively than most private investment funds. These registered companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors.

     The Fund is similar to a private investment fund in that, through its indirect investment in the Master Fund (through the Offshore Fund), it will be actively managed, and Interests will be sold in relatively large minimum denominations to high net worth individual and institutional investors. In addition, the Investment Managers of the Investment Funds and the Manager of the Master Fund will typically be entitled to receive performance-based fees. The Fund will pay the Incentive Fee and will bear, indirectly, the performance-based fees of the Investment Managers. Unlike many private investment funds, however, the Fund, as a registered closed-end investment company, can offer Interests without limiting the number of Eligible Investors that can participate in its investment program and may publicly promote the sale of Interests. The structure of the Fund is designed to permit sophisticated investors that have a high tolerance for investment risk to participate, through the Offshore Fund, in the Master Fund’s active investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Fund to the limitations on the number of investors and the manner of offering faced by many of those funds.

INVESTMENT PROGRAM

Investment Objective

     The Fund’s, the Offshore Fund’s and the Master Fund’s investment objective is to seek attractive risk-adjusted rates of return with a risk profile that is significantly lower than that of traditional “long only” small-capitalization market exposure.

     The Fund intends to achieve its investment objective by investing substantially all of its investable assets in the Offshore Fund, which has the same investment objective as the Fund. The Offshore Fund will, in turn, invest substantially all of its investable assets in the Master Fund. The Master Fund intends to achieve its investment objective principally through the selection and ongoing monitoring of Investment Funds managed by third-party Investment Managers who employ a variety of alternative investment strategies with a small-capitalization focus. In order to effectuate this strategy, the Master Fund will invest principally in Investment Funds whose investments have a median market capitalization of $5 billion or less. Alternative investment strategies allow the Investment Managers the flexibility to leverage, sell short and hedge positions to take advantage of perceived inefficiencies across the global capital markets, and are referred to as “alternative investment strategies” in contrast to the investment programs of “traditional” registered investment companies, such as mutual funds. “Traditional” investment companies are generally characterized by long-only investment strategies and limits on the use of leverage. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the Master Fund’s investment program can be broadly referred to as a fund of hedge funds. The Adviser seeks to generate attractive risk-adjusted rates of return that exceed the risk-adjusted return on the small capitalization equity market by constructing portfolios of Investment Funds that collectively exhibit lower market exposure, greater diversification and therefore a lower standard deviation than the small capitalization equity market. For a discussion of certain investment strategies utilized by Investment Managers, see “Types of Investments and Related Risks—Investment Strategies and Related Risks.”

     The assets of the Fund will consist only of securities issued by the Offshore Fund and cash, and the assets of the Offshore Fund will consist only of securities issued by the Master Fund and cash. In addition, the securities issued by the Offshore Fund will be the only investment securities that will be held by the Fund, and the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund.

     The Master Fund will invest only in Investment Funds but may, pending such investments, or to maintain the liquidity necessary to meet repurchase requests or for operational needs, hold cash or cash equivalents or invest temporarily in high-quality fixed income securities, money market instruments, money market funds and repurchase agreements. In addition, the Master Fund may make temporary investments and hold cash or cash equivalents in anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows.

     The Master Fund’s policy to invest in Investment Funds is not a fundamental investment policy. The Master Fund may change this investment policy upon not less than 60 days’ prior written notice to Members.

     The Manager has retained Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management to act as the investment adviser of the Master Fund. The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Master Fund’s Board. These Investment Funds will have investors other than the Master Fund.

Investment Philosophy

     The research, selection and continuing due diligence of Investment Managers and determinations as to the amount and timing of investments are made by the Adviser. Traditional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. Private, unregistered funds, such as the Investment Funds, however, are not subject to many of these limitations. The Adviser believes that the Master Fund’s strategy of investing primarily in these types of Investment Funds creates opportunities to participate in alternative methods of investing that may earn attractive risk adjusted returns.

     Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Master Fund to generally invest through Investment Funds organized as limited partnerships or other limited liability investment vehicles. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Master Fund by limiting the Master Fund’s amount at risk to the amount invested in that Investment Fund.

     The Master Fund’s investment objective is to seek attractive risk-adjusted rates of return with a risk profile that is significantly lower than that of traditional “long only” small-capitalization market exposure. The Adviser allocates the Master Fund’s capital among various Investment Managers that utilize primarily small-capitalization investment strategies. Nevertheless, there are very few, if any, limits on an Investment Manager’s investment discretion.

     The Adviser will not allocate any portion of the Master Fund’s assets to Investment Managers affiliated with the Adviser.

     The identity and number of Investment Managers may change over time. The Adviser may cause the Master Fund to withdraw from or invest in different Investment Funds without prior notice to or the consent of the Members. The Adviser reserves the right to alter or modify some or all of the Master Fund’s investments in Investment Funds in light of available investment opportunities, and to take advantage of changing market conditions, if the Adviser concludes that such alterations or modifications are consistent with the goal of achieving above-average returns to investors, subject to what the Adviser considers an acceptable level of risk and further subject to the limitations of the Master Fund’s investment restrictions.

     The Adviser and its affiliates have extensive experience and expertise with alternative investments and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments. For a more complete description of the experience of the personnel of the Adviser who are responsible for the day-to-day management of the Master Fund, see “The Adviser.”

Investment Manager Selection

     The Adviser analyzes and evaluates select Investment Managers, their performance records and trading methodologies, to develop a quantitative and intuitive understanding of how these Investment Managers trade, the types of market environments in which they perform best, the potential for return and expectations of risk. Investment Managers are selected on the basis of risk/return profile, correlation with traditional asset classes and liquidity. Ongoing due diligence includes monthly risk analysis, investment valuations and regular contact with Investment Managers.

     Although no particular quality is decisive, the Adviser attempts to identify Investment Managers with the following criteria:

  Proven track record in achieving consistent, high returns superior to their appropriate benchmark and peer group;

  Protecting capital in down market cycles, as evidenced by low downside risk and low correlation to broad market indices;

  Strong credentials of the management team, and a consistent internal process to minimize risk and maximize a clear edge in research and trading;

  A well-defined strategy to exploit certain market inefficiencies, to which the Investment Manager can be reasonably expected to adhere consistently;

  Professional back-office support, including reputable auditor, custodian, administrator, lawyers and other advisers;

  Strong references from investors and peers; and

  Invested personal capital.

     Several factors comprise the Adviser’s due diligence process, forming the basis for investment decisions. In general, the process is designed to assess the Investment Manager’s ability to generate future returns, and its potential contribution to the Master Fund’s strategy and diversification objectives.

Portfolio Construction

     The Master Fund will invest in the securities of Investment Funds, which generally issue non-voting securities. The Adviser intends to limit the Master Fund’s investments in any one Investment Fund in the Master Fund’s portfolio to less than 5% of any class of voting securities and less than 25% of the total equity (including subordinated debt) of such Investment Fund. The Adviser is responsible, under the continued oversight of the Master Fund’s Board, for the voting of proxies with respect to the Investment Funds. See “Voting—Proxy Voting Policies and Procedures.”

     For purposes of the Master Fund’s investment restrictions and its investment limitations under the 1940 Act, the Master Fund will not “look through” to the underlying investments of any Investment Funds in which the Master Fund invests, since such Investment Funds are generally not registered under the 1940 Act, and therefore are generally not subject to the Master Fund’s investment limitations or the other investment limitations under the 1940 Act.

Allocation Process

     In general, the Adviser expects that from time to time it will terminate Investment Managers by withdrawing all or a portion of the Master Fund’s interest in an Investment Fund and reallocating those assets to new Investment Managers with similar but better performing strategies or to new strategies. Such decisions could result from an analysis of the Investment Fund’s returns, volatility, change in personnel or deviations from the Investment Manager’s stated trading or risk control strategies, general market or economic conditions and diversification objectives. The ability of the Adviser to make such withdrawals may be limited because Investment Funds do not issue redeemable securities and their interests are generally illiquid. Consequently, a withdrawal from an Investment Fund may take several months or longer to complete. See “Types of Investments and Related Risks—Risks of Fund of Hedge Funds Structure—Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund.”

     When market conditions suggest that an alternative trading style, methodology or shift in investment focus might be better suited to the current market environment, the Adviser will alter the allocation of assets among the Investment Managers depending upon the liquidity of the underlying Investment Funds.

Risk Management and Monitoring of Investments

     The Adviser’s ongoing monitoring process is systematic and rigorous and includes both statistical and qualitative analysis. The Adviser conducts ongoing discussions and on-site visits with the Investment Managers to review their portfolios, performance and discuss their outlook.

     The Adviser periodically conducts multi-faceted reviews of the Investment Managers. These will include performance, strategy and watchlist reviews. Factors the Adviser attempts to identify, include, but are not limited to: investment returns, volatility analysis, correlation stability, style movements, the Investment Managers’ outlook, correlation with indices and peer groups, disconnects in strategy execution or implementation and changes in key personnel.

     In addition, the Adviser will conduct additional risk management reviews of the Investment Funds (including reviews of the Master Fund’s diversification across strategies) as well as peer group comparison analyses.

     As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and, in some cases, the extent to which leverage is used. The Investment Managers selected by the Master Fund have full discretion, without the Master Fund’s input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, limited liability company agreements or other governing documents of the Investment Funds. The Investment Funds are generally not limited in the markets in which they invest or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. The Investment Funds may invest and trade in all manner of assets and financial instruments. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and enter into other Derivatives, subject to certain limitations described elsewhere in this prospectus. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks.”

     As described above, the Adviser monitors the risks of individual Investment Funds and the portfolio in the aggregate. The primary goal of this process with respect to individual Investment Funds is to determine the degree to which the Investment Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Master Fund’s assets among those Investment Funds. With respect to aggregate portfolio monitoring, the Adviser will endeavor to monitor, to the best of its ability, the Master Fund’s aggregate exposure.

     The Adviser will monitor the operation and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Investment Manager and prevailing market conditions. The Adviser will solicit such information from the Investment Manager and other sources, such as prime brokers, that the Adviser deems necessary to properly assess the relative success or failure of an Investment Fund. Prime brokers typically are large full-service brokerages that provide clients with research-related goods and services and support infrastructure through which clients engage in various trading strategies. The Adviser will conduct reviews with Investment Managers and the Adviser’s network and analyses of data, such as quality control charts. The Adviser may make periodic assessments of the degree to which multiple Investment Funds are making substantially similar trades, which might reduce the diversification of the Master Fund’s portfolio. The Adviser may monitor changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors, as appropriate and to the extent the information is available to the Adviser.

     Based on the Adviser’s assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Master Fund, the Adviser may periodically adjust the Master Fund’s allocations among Investment Funds.

TYPES OF INVESTMENTS AND RELATED RISKS

General

     The Fund’s investment program entails substantial risks. The Fund will invest substantially all of its investable assets in the Master Fund (through the Offshore Fund) and will not invest directly in any investments other than the Offshore Fund. The value of the Fund’s net assets will fluctuate in response to fluctuations in the value of the Investment Funds in which the Master Fund invests. The investments of the Investment Funds are subject to special risks. This section discusses the investments made by Investment Funds or that, where specifically stated, may be made directly by the Master Fund, and the principal risks that the Adviser and the Manager believe are associated with those investments. The impact of a particular risk on an Investment Fund will, in turn, have a corresponding impact on the Fund via its indirect investment in the Master Fund. The Fund has made every reasonable effort to include below disclosure about all the principal risks associated with an investment in the Fund. Nevertheless, such disclosure may not be exhaustive and may not include a discussion of every possible risk affecting an investment.

     All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the Master Fund’s investment activities will be successful or that Members will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk of any investment decision made by the Investment Manager of such Investment Fund is increased.

     General economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances may affect the success of the Fund’s and the Master Fund’s activities. These factors may affect the level and volatility of security prices and liquidity of the Master Fund’s investments. Unexpected volatility or lack of liquidity could impair the Fund’s profitability or result in its suffering losses.

     The Fund and the Master Fund are “non-diversified” investment companies for purposes of the 1940 Act, which means that they are not subject to limitations under the 1940 Act on the percentage of their assets that may be invested in the securities of any one issuer. Also, there are no requirements under the 1940 Act that the investments of the Investment Funds be diversified and the Investment Funds may, in some cases, concentrate their investments in a single industry or group of related industries. As a result, the Master Fund’s investment portfolio may be subject to greater risk and volatility than if the Master Fund were subject to the diversification requirements under the 1940 Act. Due to restrictions imposed by the Bank Holding Company Act of 1956, as amended, the Adviser intends to limit the Master Fund’s investments in any one Investment Fund to less than 5% of any class of voting securities and less than 25% of the total equity (including subordinated debt) of such Investment Fund. See “Other Risks—Banking Regulation.”

Types of Investments, Investment Strategies and Related Risks

     Investment Funds may utilize various types of investments and investment strategies, including those described below. Where specifically stated, the Adviser, on behalf of the Master Fund, may also utilize such investments and strategies. It is possible that an Investment Fund or the Master Fund may make an investment that is not described below, which would be subject to its own particular risks.

Equity Securities

     Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See “ —Non-U.S. Securities.” Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization (although the Adviser anticipates concentrating its investments with Investment Funds focusing on small-capitalization issuers).

     Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity’s preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

     Preferred Stocks. Preferred stock generally has a preference as to dividends and upon the event of liquidation, over an issuer’s common stock, but it ranks junior to debt securities in an issuer’s capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends continue to accrue, but are payable only if declared by the issuer’s board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer’s common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

     Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (1) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (2) are less subject to fluctuation in value than the underlying common stock due to their fixed income characteristics and (3) provide the potential for capital appreciation if the market price of the underlying common stock increases.

     The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). Changes in interest rates influence the investment value of a convertible security, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed income security.

     A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by an Investment Fund is called for redemption, the Investment Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on an Investment Fund’s ability to achieve its investment objective, which, in turn, could result in losses to the Master Fund and the Fund.

   Bonds and Other Fixed Income Securities

     Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government securities”) or by a non-U.S. government; municipal securities; and mortgage-backed and asset backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

     U.S. Government securities in which the Investment Funds may invest include, but are not limited to, direct U.S. Treasury bonds, notes and bills, as well as the obligations of the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association, Federal National Mortgage Association, Federal Financing Bank, General Services Administration, Student Loan Marketing Association, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Federal Farm Credit Banks and Maritime Administration. Obligations of certain U.S. Government agencies and instrumentalities are supported by the full faith and credit of the U.S. Treasury; others are supported by the issuer’s right to borrow from the Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the issuer’s obligations; still others are backed solely by the issuer’s credit. The U.S. Government may not provide support to a U.S. Government-sponsored issuer unless it is required to do so by law. The Adviser does not expect that the Investment Funds will invest in U.S. Government securities to a significant extent on a routine basis.

     Investment Funds may invest in both investment grade and non-investment grade debt securities (commonly referred to as junk bonds). Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher-grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher-grade debt securities.

   Mortgage-Backed Securities

     Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Master Fund and, therefore, the Fund in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

     Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities, which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

   Non-U.S. Securities

     Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares, which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result, non-sponsored depositary receipts may be riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets. Investments in non-U.S. securities are subject to risks generally not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

     Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions, or devaluations of non-U.S. currencies. A decline in the exchange rate would reduce the value of certain Investment Funds’ non-U.S. currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies.

     The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

     An Investment Fund may enter into forward currency exchange contracts for hedging and non-hedging purposes in pursuing its investment objective. Forward currency exchange contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward currency exchange contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. An Investment Fund may also use forward currency exchange contracts to attempt to protect the value of the Investment Fund’s existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund’s non-U.S. securities holdings and the forward currency exchange contracts entered into with respect to those holdings. An Investment Fund may use forward currency exchange contracts for non-hedging purposes in seeking to meet its investment objective, such as when the Investment Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though the Investment Fund’s investment portfolio does not then hold securities denominated in those currencies.

     Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to non-U.S. currency risks, and there can be no assurance that hedging techniques will be successful if used.

   Distressed Securities

     Certain of the companies in whose securities the Investment Funds may invest may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation. These characteristics of these companies can cause their securities to be particularly risky, although they also may offer the potential for high returns. These companies’ securities may be considered speculative, and the ability of the companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or specific developments within the companies. An Investment Fund’s investment in any instrument is subject to no minimum credit standard and a significant portion of the obligations and preferred stock in which an Investment Fund may invest may be less than investment grade (commonly referred to as junk bonds), which may result in the Master Fund’s experiencing greater risks than it would if investing in higher rated instruments.

   Foreign Currency Transactions

     Investment Funds may engage in foreign currency transactions for a variety of purposes, including to fix in U.S. dollars, between trade and settlement date, the value of a security an Investment Fund has agreed to buy or sell, or to hedge the U.S. dollar value of securities the Investment Fund already owns, particularly if the Investment Manager expects a decrease in the value of the currency in which the foreign security is denominated.

     Foreign currency transactions may involve, for example, the purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve an Investment Fund agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Fund contracted to receive in the exchange. An Investment Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

   Money Market Instruments

     Each Investment Fund may invest, for defensive purposes or otherwise, some or all of an Investment Fund’s assets in high quality fixed income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Investment Manager deems appropriate under the circumstances. The Master Fund also may invest in these instruments, pending the investment of assets in the Investment Funds or to maintain liquidity necessary to effect repurchase of Interests. Money market instruments are high quality, short-term fixed income obligations, which generally have remaining maturities of one year or less, and may include U.S.

Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation.

   Repurchase Agreements

     The Master Fund may invest temporarily in repurchase agreements transactions. Repurchase agreements are transactions under which the buyer acquires ownership of securities, and the seller agrees, at the time of the sale, to repurchase the securities on a mutually agreed upon date and price thereby determining the yield during the holding period. If the seller of a repurchase agreement fails to repurchase the security in accordance with the terms of the agreement, the buyer may incur a loss to the extent that the proceeds it realizes on the sale of the security are less than the repurchase price. An Investment Fund may also engage in repurchase agreement transactions, including a “continuing contract” or “open” repurchase agreement under which the seller has a continuing obligation to repurchase the underlying obligation from the Investment Fund on demand and the effective interest rate is negotiated on a daily basis.

   Reverse Repurchase Agreements

     The Investment Funds may enter into reverse repurchase agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase agreements also involve the risk that the market value of the portfolio security sold by the Investment Fund may decline below the price of the securities the Investment Fund is obligated to purchase. Reverse repurchase transactions are a form of leverage that may also increase the volatility of an Investment Fund’s investment portfolio.

   Purchasing Initial Public Offerings

     The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which investors may not widely understand. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

   Small-Capitalization Issuers

     Investment Funds may invest in small-capitalization companies. Investments in small-capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of small-capitalization companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically trade in lower volume and the issuers typically are more prone to changes in earnings and prospects. In addition, when selling large positions in small-capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

   Leverage

     Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks for investment purposes. This practice, which is known as “leverage,” is speculative and involves certain risks. The Adviser does not currently anticipate that the Master Fund will engage directly in transactions involving leverage to a significant extent. The Master Fund may, however, borrow money in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes. See “—Borrowing.” Neither the Fund nor the Offshore Fund will leverage their investments. In general, the use of leverage by Investment Funds or the Master Fund may increase the volatility of the Investment Funds or the Master Fund.

     Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value. Borrowings to purchase equity securities are typically secured by the pledge of those securities. Investment Funds may also finance securities purchases through the use of reverse repurchase agreements with banks, brokers and other financial institutions. Although leverage will increase investment returns if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return on an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of an investment in the Investment Funds. In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

     Section 18 of the 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the “Asset Coverage Requirement”). This requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit does not apply to the majority of the underlying Investment Funds in which the Master Fund invests so the Master Fund’s portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and thus increase the volatility of the value of Interests.

     In seeking “leveraged” market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that do not constitute “indebtedness” for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

   Short Sales

     An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager’s view, the security is over-valued in relation to the issuer’s prospects for earnings growth. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. There can be no assurance that securities necessary to cover an Investment Fund’s short position will be available for purchase.

     An Investment Fund may make “short sales against-the-box,” in which it will sell short securities it owns or has the right to obtain without payment of additional consideration. If an Investment Fund makes a short sale against-the-box, it will be required to set aside securities equivalent in kind and amount to the securities sold short (or securities convertible or exchangeable into those securities) and will be required to hold those securities while the short sale is outstanding. An Investment Fund will incur transaction costs, including interest expenses, in connection with initiating, maintaining and closing out short sales against-the-box.

   Borrowing

     The Master Fund may borrow money in connection with its investment activities, for temporary cash management purposes, to meet repurchase requests or for temporary or emergency purposes. The Fund may borrow money to meet repurchase requests, for cash management purposes and for temporary or emergency purposes. The use of borrowings for investment purposes involves a high degree of risk. The Master Fund generally intends to borrow money only in limited circumstances when attractive investment opportunities are available and sufficient cash or other liquid resources are not otherwise available, or where the Adviser believes it would not be prudent to sell existing portfolio holdings. The Master Fund anticipates that such borrowing will be on a short-term basis and not substantial. The Master Fund will repay any borrowing incurred using the first available funds, including proceeds from withdrawals from Investment Funds or proceeds from the offering of Interests, in order to minimize the interest expense and other borrowing costs. If the Fund or the Master Fund borrows to finance repurchases, interest on that borrowing will negatively affect Members who do not have all of their Interests repurchased by the Fund, by increasing the Fund’s and the Master Fund’s expenses and reducing any net investment income.

     The Fund and the Master Fund are not permitted to borrow for any purposes if, immediately after such borrowing, they would fail to comply with the Asset Coverage Requirement under the 1940 Act. In addition, under Section 18 of the 1940 Act, neither the Fund nor the Master Fund may declare distributions, or purchase its stock (including through repurchase offers) if, immediately after doing so, it would have an asset coverage of less than 300% of the total outstanding principal balance of indebtedness. Thus, the Fund and the Master Fund must limit their borrowings and leverage practices to the extent necessary to permit the repurchase of securities pursuant to any offer by the Fund to repurchase Interests, at such times and on such terms as may be determined by the Board, in its sole discretion (and to permit any corresponding repurchase by the Master Fund), without causing the Fund or the Master Fund, as applicable, to have an asset coverage of less than 300%.

     To the extent that the Master Fund borrows money in connection with its investment activities, the value of its net assets will tend to increase or decrease at a greater rate than if no borrowing occurred due to the resultant leverage. If the Master Fund’s investments decline in value, Members’ loss will be magnified if the Master Fund has borrowed money to make investments.

     If the Fund and the Master Fund do not generate sufficient cash flow from operations, they may not be able to repay borrowings, or the Master Fund may be forced to sell investments at disadvantageous times in order to repay borrowings. While borrowings are outstanding, the continued interest expense might adversely affect performance and may prevent the Master Fund from taking advantage of attractive investment opportunities. Performance could also be negatively impacted if the Master Fund was forced to sell investments to repay borrowings (including borrowings incurred to finance repurchases). Such sales could also increase the Master Fund’s portfolio turnover rate.

     The rights of any lenders to the Fund to receive payments of interest or payments of principal will be senior to those of the Members, and the terms of any borrowings may contain provisions that limit certain activities of the Fund, including distributions (if any) to Members. Interest payments and fees incurred in connection with borrowings will increase the Fund’s expense ratio and will reduce any income the Fund otherwise has available for distributions.

Investment Strategies and Related Risks

     The Master Fund and the Fund are subject to Investment Fund strategy risk. Strategy risk refers to the failure or deterioration of investment or trading techniques employed within or across strategies, such that some or all Investment Managers employing such techniques may suffer significant losses. Losses associated with strategy risk may result from excessive concentration by multiple Investment Managers in the same or similar trading positions. Likewise, broad events or market dislocations, particularly those accompanied by illiquidity, may adversely affect a wide range of Investment Funds in certain strategies. Many of the trading or investment strategies employed by Investment Funds are speculative and involve substantial risks.

     The Fund and the Master Fund will not be limited with respect to the types of investment strategies that Investment Managers may employ or the markets (including non-U.S. markets) or instruments in which they invest. Following are descriptions of certain of the investment strategies utilized by Investment Managers in the equity long/short, event driven, relative value and tactical trading sectors. The Investment Managers may employ other strategies as well. There can be no assurance that the Investment Managers will succeed in any of these strategies.

   Equity Long/Short Strategies

     This strategy involves creating and managing long and short portfolios of common stock with the intent of generating non-market related returns, with an emphasis on a Investment Manager’s discretionary approach based on fundamental research, rather than a pure quantitative analysis approach. These types of portfolios usually have net long or short exposure significantly different than zero, distinguishing them from equity hedging and arbitrage strategies. It is expected that the Investment Managers will employ a wide range of styles. For example, Investment Managers may (i) focus on companies within specific industries; (ii) focus on companies only in certain countries or regions; or (iii) employ a more diversified approach, allocating assets to opportunities across investing styles, industry sectors and geographic regions.

   Event Driven Strategies

     This strategy involves taking long or short positions in a security based on the expected value of the security upon completion of a certain transaction or event. Event driven strategies seek to identify security price changes resulting from corporate events such as restructurings, mergers, takeovers, spin-offs and other special situations. Corporate event arbitrageurs generally choose their investments based on their perceptions of the likelihood that the event or transaction will occur, the amount of time that the process will take and the perceived ratio of return to risk. Strategies that may be utilized in the event driven sector include merger arbitrage, high yield/distressed securities, and special situations, each of which is described in greater detail below.

     Merger Arbitrage. Merger arbitrageurs seek to capture the price spread between current market prices and the value of securities upon successful completion of a takeover or merger transaction. The availability of spreads reflects the unwillingness of other market participants to take on transaction-based risk, that is, the risk that the transaction will not be completed and the price of the company being acquired will fall. Merger arbitrageurs evaluate this risk and seek to create portfolios that reduce specific event risk.

     High Yield/Distressed Securities. High yield/distressed securities strategies invest in debt or equity securities of companies in or near bankruptcy or involved in the reorganization stage with the goal of capitalizing on inefficiencies associated with pricing such illiquid securities. Investment Managers differ in terms of the level of the capital structure in which they invest, the stage of the restructuring process at which they invest, and the degree to which they become actively involved in negotiating the terms of the restructuring.

     Special Situations. Special situations such as spin-offs and corporate reorganizations and restructurings offer additional opportunities for event driven managers. Often these strategies are employed alongside merger arbitrage or distressed investing. An Investment Manager’s ability to evaluate the effect of the impact and timing of the event and to take on the associated event risk is the source of the returns. Investment Managers differ in the degree to which they hedge the equity market risk of their portfolios.

   Relative Value Strategies

     Relative value strategies seek to profit from the mispricing of financial instruments, capturing spreads between related securities that deviate from their fair value or historical norms. Directional and market exposure is generally held to a minimum or completely hedged. Sophisticated mathematical and statistical techniques and models are used to attempt to identify relative value between related instruments or combinations of instruments. Investment Managers pursuing arbitrage strategies utilize a variety of techniques and models, ranging from purely quantitative, short-term models to more discretionary approaches using fundamental research to construct long and short portfolios. Strategies that may be utilized in the relative value sector include convertible arbitrage, equity arbitrage, and fixed-income arbitrage, each of which is described in greater detail below.

     Convertible Arbitrage. This strategy involves investing in undervalued instruments that are convertible into equity securities and then hedging out systematic risks associated with either the convertible instrument, the underlying security or both. Convertible bond arbitrage strategies consist of buying convertible bonds and shorting an appropriate number of shares of the issuer’s common stock. The stock short sale is intended to hedge the stock price risk arising from the equity conversion feature of the convertible bond. Due to the bond features of convertibles, credit and interest rate risk may also be hedged.

     Equity Arbitrage. Equity arbitrage strategies try to avoid market direction influences and seek to generate returns primarily from stock selection. These strategies generally involve creating simultaneously long and short matched equity portfolios of equity securities that the Investment Managers determine are mispriced relative to each other, typically with similar characteristics. Portfolios are generally designed to exhibit zero or low beta (a measure of an equity security’s volatility relative to the equity market) or currency neutral, or both. Equity portfolios typically control for industry, sector, market capitalization, and other exposures as well, and leverage is often applied to enhance returns.

     Fixed-Income Arbitrage. Fixed-income arbitrage strategies seek to exploit pricing anomalies that might exist across fixed-income securities and their related derivatives often using leverage to enhance returns. Although some fixed-income strategies are based on macroeconomic considerations, the strategies are primarily quantitative in nature, and financial modeling is an integral component. Opportunities in fixed-income instruments or baskets of securities are found when securities deviate from historical relationships or fair value as determined by the Investment Manager. These relationships can be temporarily distorted by exogenous shocks to fixed-income supply and demand or by structural changes in the fixed-income market.

     Currency arbitrage. This strategy seeks to capture the price differential between a basket currency and its component currencies.

     Index arbitrage. This strategy involves investing in a group of securities comprising an index, or a representative sample of an index, in order to capture the pricing differences that may arise between the index and the component securities.

     Interest rate arbitrage. This strategy seeks to exploit price anomalies between related securities with prices that fluctuate in response to interest rate movements.

     Statistical long/short equity. This strategy involves constructing portfolios of offsetting long and short equity positions using mathematical or statistical techniques to identify relative value between long and short positions.

     Pairs trading. This is a specific type of equity hedging strategy that involves effecting offsetting long and short equity positions in the same industry or sector.

     Multi-Strategy. Multi-strategy Investment Managers invest across a range of strategies. The Investment Managers tend to be more opportunistic in targeting specific relative value strategies during differing market environments. In addition, these Investment Managers may have exposures that have traditionally been described as being within the event driven sector, such as merger arbitrage, high yield/distressed securities and other special situations.

   Tactical Trading Strategies

     Tactical trading strategies are directional trading strategies that generally fall into one of the following two categories: managed futures strategies and global macro strategies. Managed futures strategies involve trading in futures and currencies globally, generally using systematic or discretionary approaches based on identified trends. In formulating these strategies, Investment Managers generally use quantitative models or discretionary inputs to speculate on the direction of individual markets or subsectors of markets. Global macro strategies generally utilize analysis of macroeconomic and financial conditions to develop views on country, regional or broader economic themes and then seek to capitalize on such views by trading in securities, commodities, interest rates, currencies and other instruments.

     An Investment Manager utilizing these strategies may invest in futures contracts, forward contracts, commodities, options on futures and on commodities and other derivative contracts on foreign currencies, financial instruments, stock indexes and other financial market indexes, metals, grains and agricultural products, petroleum and petroleum products, livestock and meats, oil seeds, tropical products and softs (such as sugar, cocoa, coffee and cotton). An Investment Manager may also engage in the speculative trading of securities, including, but not limited to, equity and debt securities (including, without limitation, high yield securities and emerging market securities), and other securities. Those Investment Managers that trade securities may do so on a cash basis or using options or other derivative instruments. Certain Investment Managers may utilize other investment media, such as swaps and other similar instruments and transactions. All speculative trading on behalf of the Investment Funds will be conducted at the direction of the Investment Managers or by the Investment Managers. Investment Managers will generally trade on behalf of the Investment Funds on commodities and securities exchanges worldwide as well as in the interbank foreign currency forward market and various other over-the-counter markets.

Special Investment Instruments and Techniques

     Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund’s investment objective. The Adviser, on behalf of the Master Fund, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through Derivatives. The instruments used and the particular manner in which they are used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

     Derivatives. Investment Funds may invest in, or enter into, Derivatives. Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund as a whole. Derivatives permit an Investment Manager to increase or decrease the level of risk of an investment portfolio, or change the character of the risk, to which an investment portfolio is exposed in much the same way as the Investment Manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund. The Investment Manager’s use of Derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

     If an Investment Fund invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may lower the return of the Investment Fund or result in a loss. An Investment Fund also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

     The use of certain Derivatives is subject to regulation by the U.S. Commodity Futures Trading Commission. However, each of the Fund and the Master Fund is exempt from such regulations and has filed the requisite notice of exclusion from registration as a “commodity pool operator” with the National Futures Association.

     Options and Futures. Investment Funds may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Investment Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

     Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

     Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

     Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. For example, some non-U.S. exchanges are principal markets in which no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, and the Master Fund or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the U.S. Commodity Futures Trading Commission.

     Engaging in transactions in futures contracts involves risk of loss to the Master Fund or the Investment Fund that could adversely affect the value of the Investment Fund’s and the Master Fund’s net assets. There can be no assurance that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Master Fund or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

     Positions of the SEC and its staff may require the Adviser or an Investment Manager to segregate permissible liquid assets in connection with their options and commodities transactions in an amount generally equal to the value of the underlying option or commodity. The segregation of these assets will have the effect of limiting the Adviser’s or the Investment Manager’s ability otherwise to invest those assets. While the Investment Funds may engage in transactions involving options and commodities, the Master Fund will not directly engage in, nor will it segregate assets in connection with, such transactions.

     Call and Put Options on Securities Indices. Investment Funds may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of options on stock indexes will be subject to the Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

     Warrants and Rights. Investment Funds may invest in warrants and rights. Warrants and rights may be purchased separately or may be received as part of a unit or attached to securities purchased. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. As a result, warrants and rights may be more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

     Swap Agreements. Investment Funds may enter into equity, interest rate, index and currency rate swap agreements in order to obtain a particular return when it is desirable to do so, possibly at a lower cost than if the Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular non-U.S. currency, or in a “basket” of securities representing a particular index.

     Most swap agreements entered into by an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Investment Fund’s risk of loss consists of the net amount of payments that the Investment Fund contractually is entitled to receive.

     To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund the Master Fund could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Master Fund may enter into swap agreements under which the Master Fund may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund over a stated time period. The Master Fund may seek to achieve the same investment result through the use of other Derivatives in similar circumstances.

     Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund remains entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund may experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

     When-Issued and Forward Commitment Securities. Investments Funds may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by an Investment Fund to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Investment Fund. When-issued securities and forward commitments may be sold prior to the settlement date. If an Investment Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or the Master Fund may incur a loss.

     Restricted and Illiquid Investments. Investment Funds may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. The Master Fund may likewise, without limitation, invest in such securities and investments. The Investment Funds in which the Master Fund invests will themselves generally be illiquid. See also “—Risks of Fund of Hedge Funds Structure—Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund.” Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

     When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions were to develop during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

     Counterparty Credit Risk. The markets in which the Investment Funds effect their transactions may be “over-the-counter” or “interdealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. To the extent an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, the Investment Fund may take a credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject the Investment Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Master Fund.

     Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Risks of Fund of Hedge Funds Structure

     Following are the principal risks that relate to the fund of hedge funds investment approach:

     Investment Funds Not Registered. The Investment Funds generally will not be registered as investment companies under the 1940 Act. The Master Fund, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies.

     Although the Adviser will receive information from each Investment Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. An Investment Fund may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The performance of the Master Fund and, therefore, the Fund, depends on the success of the Adviser in selecting Investment Funds for investment by the Master Fund and the allocation and reallocation of Master Fund assets among those funds.

     Availability of Information. For the Fund and the Master Fund to complete their tax reporting requirements and for the Fund to provide an audited annual report to Members, they must receive timely information from the Investment Funds. An Investment Fund’s delay in providing this information could delay the Fund’s preparation of tax information for investors, which could require Members to seek extensions of the time to file their tax returns or could delay the preparation of the Fund’s annual report.

     Multiple Levels of Fees and Expenses; Duplicative Transaction Costs. An investor in the Fund meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through the Fund as an investor in the Master Fund (through the Offshore Fund), an investor bears a portion of the Management Fee, the Incentive Fee, the Administrative Fee and other expenses at the Fund and the Master Fund level, and also indirectly bears a portion of the asset-based fees, performance-based fees and other expenses borne by the Master Fund as an investor in the Investment Funds. This layering of fees often occurs in master-feeder structures of this type.

     Each Investment Manager will receive any performance-based fees to which it is entitled irrespective of the performance of the other Investment Managers and the Master Fund generally. As a result, an Investment Manager with positive performance may receive compensation from the Investment Fund, and thus indirectly from the Fund and its Members, even if the Master Fund’s overall returns are negative. Generally, asset-based fees payable to Investment Managers will range from 1% to 2% (annualized) of the net asset value of the Master Fund’s investment in the Investment Fund, and performance-based fees will generally range from 10% to 25% of the Master Fund’s share of the net profits earned by the Investment Fund. In addition, Investment Managers make investment decisions of the Investment Funds independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund. Investing by Investment Funds in this manner will cause the Master Fund to indirectly incur certain transaction costs without accomplishing any net investment result.

     Inability to Invest in Investment Funds. Because the Master Fund may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds, the Master Fund from time to time may have to invest some of its assets temporarily in high-quality fixed income securities, money market instruments, money market funds or repurchase agreements, or hold cash or cash equivalents. During this time that the Master Fund’s assets are not invested in Investment Funds, that portion of the Master Fund’s assets will not be used to pursue the Master Fund’s investment objective. In addition, the Master Fund will pay the full amount of the Management Fee and the Fund will pay the full amount of any Incentive Fee even while the Master Fund’s assets are invested only in temporary investments.

     Investment Fund Interests Generally Illiquid; Lack of Liquidity of Master Fund. The interests in the Investment Funds in which the Master Fund will invest will generally be illiquid and, consequently, the Master Fund may be illiquid. The Master Fund may make investments in, or withdrawals from, the Investment Funds only at certain times specified in the governing documents of the Investment Funds. The Master Fund will typically be able to dispose of Investment Fund interests that it has purchased only on a periodic basis such as monthly, quarterly, semi-annually or over longer periods with specified advance notice requirements and, if adverse market conditions were to develop during any period in which the Master Fund is unable to sell Investment Fund interests, the Master Fund might obtain a less favorable price than that which prevailed when it decided to buy or sell. In addition, Investment Funds may impose certain restrictions on withdrawals, such as lock-ups, gates, or suspensions of withdrawal rights under certain circumstances, during which time the Master Fund may not withdraw all or part of its interest in the Investment Fund, or may withdraw only by paying a penalty.

     Some of the Investment Funds may hold a portion of their investments, in particular investments that are illiquid, in so-called designated investments or side pockets. Side pockets are sub-funds within the Investment Funds that create a structure to invest in illiquid securities and are valued independently from the general portfolio with distinct allocation, distribution and redemption terms. Their liquidation occurs over a much longer period than that applicable to the Investment Funds’ general portfolio. Were the Master Fund to seek to liquidate its investment in an Investment Fund which maintains some of its investments in a side pocket, the Master Fund might not be able to fully liquidate its investment without delay, which could be considerable. During the period until the Master Fund fully liquidated its interest in the Investment Fund, the value of its investment would fluctuate.

     There may be times when the Adviser intends to withdraw all or a portion of the Master Fund’s investment in an Investment Fund but cannot immediately do so even when other investors in the Investment Fund are able to withdraw. The Fund may need to suspend or postpone repurchase offers to Members if the Master Fund is not able to dispose of Investment Fund interests in a timely manner, thus affecting negatively the Members’ liquidity.

     In addition, as a result of delays in the Master Fund’s ability to withdraw from an Investment Fund, the Master Fund may need to borrow money to fund new investments in Investment Funds or to meet repurchase requests from the Fund. A portion of the proceeds of the offering of the Interests may be used to pay down any outstanding borrowing which the Master Fund may incur to fund new investments and for other purposes, as described under “Use of Proceeds.”

     In-Kind Distributions by Investment Funds. Investment Funds may be permitted to distribute securities in kind to investors, including the Master Fund. The Master Fund expects that in the event of an in-kind distribution, it will typically receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interest of the Master Fund. However, the Adviser may not be able to dispose of these securities at favorable prices or at all, which would have an adverse effect on the Master Fund’s performance, or at favorable times, which may adversely affect the Master Fund’s ability to make other investments.

     Valuation. Certain securities in which the Investment Funds invest may not have a readily ascertainable market price and will be valued by the Investment Managers. Although the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Funds and will monitor all Investment Funds and compare their monthly results with those of peer hedge fund managers, the valuations provided generally will be conclusive with respect to the Master Fund unless the Master Fund has a clearly discernible reason not to trust the accuracy of such valuations. For a detailed description of the valuation process and the Adviser’s due diligence, see “Capital Accounts and Allocations—Net Asset Valuation.” Reliance upon such valuations will occur even though an Investment Manager may face a conflict of interest in valuing the securities, as their value will affect the Investment Manager’s compensation.

     The Adviser is required to consider all relevant information available at the time the Master Fund values its portfolio. However, in most cases, the Adviser will have limited ability to confirm independently the accuracy of the valuations received from an Investment Fund because the Adviser does not generally have access to all necessary financial and other information relating to the Investment Funds to determine independently the Investment Funds’ net asset values. The Fund will rely on the net asset value reported by the Master Fund in determining its own net asset value.

     In addition, the net asset values or other valuation information received by the Adviser from the Investment Funds may be subject to revision through the end of each Investment Fund’s annual audit. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund and, therefore, also the net asset value of the Fund, at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Members who had their Interests repurchased and received their repurchase proceeds prior to such adjustments.

     Securities Believed to Be Undervalued or Incorrectly Valued. Securities that an Investment Manager believes are fundamentally undervalued or incorrectly valued may not ultimately be valued in the capital markets at prices and/or within the time frame the Investment Manager anticipates. As a result, the Master Fund may lose all or substantially all of its investment in an Investment Fund in any particular instance.

     Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Master Fund, or if the Master Fund declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Master Fund from the Investment Fund.

     Investments in Non-Voting Stock. The Master Fund may elect to hold its interest in an Investment Fund in non-voting form. Additionally, the Master Fund may choose to limit the amount of voting securities it holds in any particular Investment Fund and may, as a result, hold substantial amounts of non-voting securities in a particular Investment Fund. To the extent the Master Fund holds non-voting securities of an Investment Fund, it will not be able to vote on matters that require the approval of the investors in the Investment Fund. This restriction could diminish the influence of the Master Fund in an Investment Fund and adversely affect its investment in the Investment Fund, which could result in unpredictable and potentially adverse effects on the Fund and the Members.

     Misconduct by Investment Managers. There is a risk of misconduct by Investment Managers. When the Adviser invests the Master Fund’s assets with an Investment Manager, the Master Fund does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Investment Manager could divert or abscond with the assets, inaccurately or fraudulently report the Investment Fund’s value, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct. The Investment Managers with whom the Adviser invests the Master Fund’s assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Investment Managers. There also is a risk that governmental or other authorities may take regulatory actions against Investment Managers, which may expose investors such as the Master Fund, which have placed assets with such Investment Managers, to losses.

     Custody Risk. Custody of the Master Fund’s assets will be held in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder, which require, among other things, that such assets be held by certain qualified banks or companies and in compliance with certain specified conditions. However, the Investment Funds are not required to, and may not, hold custody of their assets in accordance with those requirements. As a result, bankruptcy or fraud at institutions, such as brokerage firms or banks, or administrators, into whose custody those Investment Funds have placed their assets could impair the operational capabilities or the capital position of the Investment Funds and may, in turn, have an adverse impact on the Fund and the Master Fund.

     Litigation and Enforcement Risk. Investment Managers might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation or attempt to gain control of a company. Under such circumstances, the Master Fund conceivably could be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with Investment Fund assets, falsely reporting Investment Fund values and performance, and other violations of the securities laws. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing, and it is possible that the Investment Managers may be charged with involvement in such violations. If that were the case, the performance records of the Investment Managers would be misleading. Furthermore, if the entity in which the Master Fund invested engaged in such violations, the Master Fund could be exposed to losses.

     Offshore Fund Not Registered. The Offshore Fund is not a registered investment company and will not be subject to the investor protections of the 1940 Act, nor are the Offshore Fund’s securities registered under the Securities Act. The Fund, by investing in the Offshore Fund, will not have the protections offered to investors in registered investment companies. The Fund, however, will control the Offshore Fund, making it unlikely that the Offshore Fund will take action contrary to the interests of Members.

     Changes in United States and/or Cayman Islands Law. If there are changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Offshore Fund, respectively, are organized, so as to result in the inability of the Fund and/or the Offshore Fund to operate as set forth in this prospectus, there may be a substantial effect on Members. For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands, or pay taxes to the Cayman Islands, Members would likely suffer decreased investment returns. If Cayman Islands law, which requires a limit for a limited duration company’s existence of thirty years, were to change such that, at the end of thirty years, the Fund could not replace the Offshore Fund with another identical limited duration company, the structure of the Fund would be affected, potentially adversely. Such changes could also result in the inability of the Fund to operate on a going-forward basis, resulting in the Fund’s being liquidated.

     Regulatory Change. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as the Fund and the Master Fund has undergone substantial change in the recent years, and such change is expected to continue for the foreseeable future. For example, the regulatory and tax environment for Derivatives in which Investment Managers may participate is evolving, and changes in the regulation or taxation of Derivatives may materially adversely affect the value of the Derivatives held by the Investment Funds and the ability of the Investment Funds to pursue their trading strategies. Similarly, the regulatory environment for leveraged investors and for hedge funds generally is evolving. The effect of regulatory change on the Fund and the Master Fund, while impossible to predict, could be substantial and adverse.

     The Fund relies on a position taken by the staff of the SEC with respect to a non-affiliated investment company allowing a structure whereby the Fund will invest in the Master Fund via the Offshore Fund. To the extent that the views of the SEC staff, which do not represent the views of the SEC itself, were to change, the structure of the Fund’s investment in the Master Fund could be adversely affected, possibly affecting the treatment of unrelated business taxable income.

     Lack of Transparency. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency may cause the Master Fund to be unable to determine the levels of ownership in certain asset classes in the Investment Funds.

OTHER RISKS

     Investing in the Fund will involve risks other than those associated with investments made and investment strategies used by the Master Fund and the Investment Funds, including those described below:

Lack of Operating History

     Each of the Fund, the Offshore Fund and the Master Fund is a newly formed entity and has no operating history upon which investors can evaluate its past performance. There can be no assurance that the Fund will meet its investment objective.

Man-Glenwood Patent Application

     Man-Glenwood Lexington TEI, LLC, a non-affiliated investment company, disclosed that it has filed a patent application relating to a structure that interposes a Cayman Islands entity between a registered investment company and an underlying master fund. The Patent Application has not been published and, accordingly, neither the Fund’s Board of Directors nor the Manager has had the opportunity to review the Patent Application. The date the Patent Application will be published is uncertain. In the event that the Patent Application is granted and it is determined that the three-tier master-feeder structure of which the Fund forms a part infringes on the MG patent, the Fund’s Board of Directors may determine to have the Master Fund enter into a licensing agreement pursuant to which the master-feeder structure may continue to operate without infringing on the MG patent. Such a licensing agreement will likely impose additional costs, in the form of licensing fees and other costs, on the Master Fund, the Fund and the Members.

     If it is determined that the master-feeder structure of which the Fund forms a part infringes on the MG patent and a mutually agreeable license cannot or should not be negotiated, the Fund’s Board of Directors will be required to determine how to modify the master-feeder structure in order to address any patent infringement issues. Possible ways in which the master-feeder structure could be modified (each, an “Alternative Transaction”) include, among others, (i) a complete liquidation of the master-feeder structure, including the Fund; (ii) a liquidation of the Fund and any related entity, while leaving the master-feeder structure of the Master Fund and any other feeder fund that invests in the Master Fund intact; (iii) the collapse of the master-feeder structure of the Fund and the Master Fund so that the Fund owns the Investment Funds directly; or (iv) the replacement of the Fund with a new master-feeder structure and the transfer of the Members (and the Fund’s assets attributable to Members) to the new structure. In the event of implementation of an Alternative Transaction, the Fund may bear costs and expenses, and incur losses that would, in turn, be borne by the Members. There can be no assurance that these costs, expenses and losses will not have a material adverse effect on the Fund and on the Members’ investment in the Fund.

Incentive Fee Arrangements

     Each Investment Manager may receive a performance-based fee generally of 10% to 25% of net profits of the Investment Fund that it manages. The Manager of the Fund may also receive an Incentive Fee from each Member if, in any given Incentive Period, net profits allocated to a Member exceed such Member’s Loss Carryforward Amount. These fees may create an incentive for the Investment Managers or the Adviser, which receives a portion of the Incentive Fee from the Manager, to make investments that are riskier or more speculative than those that might have been made in the absence of the performance-based fee or the Incentive Fee. In addition, the performance-based fees payable to Investment Managers and the Incentive Fee will be calculated on a basis that includes realized and unrealized appreciation of assets and may be greater than if they were based solely on realized gains. See “Incentive Fee.”

“Master-Feeder” Structure – Other Investors in the Master Fund

     The Master Fund, through which the Fund (via the Offshore Fund) makes its investments, is anticipated to have at least two feeder funds that invest substantially all of their assets in the Master Fund. One of the feeder funds is the Fund, the other is Mercantile Alternative Strategies Fund LLC. See “Structural Diagram.” The Master Fund may accept investments from other feeder funds in addition to the two feeder funds. Since each feeder fund can set its own transaction minimums, feeder-specific expenses, and other conditions, one feeder fund could offer access to the Master Fund on more attractive terms, or could experience better performance, than another feeder fund. The actions of larger feeder funds may harm smaller feeder funds. For example, a larger feeder fund could have more voting power than the Fund over the operations of the Master Fund’s portfolio. To the extent that other feeder funds tender for a significant portion of their interests, the assets of the Master Fund portfolio may decrease. The resulting reduction in the Master Fund’s asset base could limit the ability of the Adviser to successfully implement the investment program of the Master Fund and could have a material adverse effect on the Fund. Furthermore, the resulting reduction in the Master Fund’s asset base could cause the Fund’s expense ratio to increase to the extent contributions to the Master Fund’s portfolio do not offset the cash outflows. Members will not receive notification of other feeder funds’ repurchase requests and, therefore, may not have the opportunity to redeem their Interests in the Fund prior to or at the same time as the feeder fund that is requesting to have its interests repurchased.

Availability of Investment Opportunities

     The business of identifying and structuring investments of the types contemplated by the Fund, the Offshore Fund and the Master Fund is competitive and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to various factors, including, but not limited to, the investment strategies of the Investment Funds available, the timing of such Investment Funds’ subscription and redemption activities relative to those of the Master Fund, liquidity concerns, as well as market conditions and the prevailing regulatory or political climate. However, the Manager and the Adviser will always act in good faith and make allocations fairly, given the relevant circumstances. No assurance can be given that the Master Fund will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment vehicles sponsored, managed or advised by the Manager, the Adviser and their affiliates may seek investment opportunities similar to those the Fund, the Offshore Fund and the Master Fund may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Fund, the Offshore Fund and the Master Fund.

Inadequate Return; Potential Loss of Investment

     No assurance can be given that the returns on the Fund’s investments will be commensurate with the risk of investment in the Fund. Investors should not commit money to the Fund unless they have the resources to sustain the loss of their entire investment in the Fund. No guarantee or representation is made that the Master Fund’s and the Investment Funds’ investment programs will be successful.

Limited Liquidity; Repurchases of Interests; Transfer Limitations

     The Fund is a closed-end, non-diversified, management investment company designed primarily for long-term investors. Investors should not invest in the Fund if they need a liquid investment. Interests in the Fund will not be traded on any securities exchange, are not expected to trade on any other market, and are subject to substantial restrictions on transferability and resale. There is no secondary trading market for the Interests and none is expected to develop. The transferability of Interests will be subject to certain restrictions contained in the LLC Agreement and may be affected by restrictions imposed under applicable securities laws. Subject to very limited exceptions, a Member will not be permitted to transfer an Interest without the written consent of the Board. The Board will consent to a transfer of an Interest only if it has determined, after consultation with counsel, that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. The Interests are, therefore, not readily marketable. Because the Fund is a closed-end investment company, its Interests will not be redeemable at the option of Members, and they will not be exchangeable for interests of any other fund.

     Although the Board, in its complete and absolute discretion, may cause the Fund to offer or make repurchase offers for outstanding Interests at their net asset value, the Interests are considerably less liquid than shares of funds that trade on a stock exchange or shares of open-end investment companies (commonly known as mutual funds). It is anticipated that the Fund will not offer to repurchase Interests on more than four occasions during a taxable year. The amount that the Fund will offer to repurchase during any repurchase offer is determined by the Board in its sole discretion, and such repurchase amount may be a portion of the Fund’s outstanding Interests. In addition, in extreme cases, the Fund may not be able to complete repurchases if the Master Fund is unable to repurchase a portion of the Fund’s interest in the Master Fund, held through the Offshore Fund, due to the Master Fund’s holding of illiquid investments. There will be a substantial period of time between the date as of which Members must submit a request to have their Interests repurchased and the date they can expect to receive payment for their Interests from the Fund. Members that have Interests accepted for repurchase will bear the risk that the Fund’s net asset value may fluctuate significantly between the time that the Members submit their repurchase requests and the date as of which the Interests are valued for purposes of the repurchase. Further, repurchases of Interests, if any, may be suspended or postponed in the sole discretion of the Board.

     Consequently, an investment in the Fund is suitable only for investors that can bear the risks associated with the limited liquidity of the Interests and the underlying investments of the Fund. See “Redemptions, Repurchases and Transfers of Interests.”

Reporting Requirements

     Members who beneficially own Interests that constitute more than 5% or 10% of the Fund’s Interests will be subject to beneficial ownership reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder. These provisions include requirements to file certain reports with the SEC. The Fund has no obligation to file such reports on behalf of such Members or to notify Members that such reports are required to be made. Members who may be subject to these requirements should consult with their legal advisers.

Potential Significant Effect of the Performance of a Limited Number of Investments

     The Adviser expects that the Master Fund generally will participate in multiple investments. The Master Fund may, however, make investments in a limited number of Investment Funds, and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited number of investments may have a significant effect on the performance of the Master Fund and, therefore, the Fund.

Banking Regulation

     The Bank Holding Company Act of 1956, as amended, together with the rules and regulations of the Board of Governors of the Federal Reserve System, currently impose certain restrictions on the ability of bank holding companies and their subsidiaries to own equity securities of certain issuers. MCA, the Manager, is a registered investment adviser and wholly-owned subsidiary of MSD&T, a trust company licensed in the state of Maryland. MSD&T is a wholly-owned subsidiary of MBC, a financial holding company regulated by the Federal Reserve System under the BHC Act. As of •, 2006, MBC, through its ownership of •% of the Interests in the Fund and •% of the interests in Mercantile Alternative Strategies Fund LLC, which is another feeder fund that invests in the Master Fund, owned •% of the Master Fund and •% of the Offshore Fund.

     MBC intends to hold any indirect interest it may have in the Master Fund in reliance on the authority provided by Section 4(c)(7) of the BHC Act. Under Section 4(c)(7), a bank holding company may own up to 100% of the shares of an investment company that itself does not own or control, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities or 25% or more of the total equity (including subordinated debt) of any company. A “company” for this purpose would include any underlying Investment Fund, and therefore the Master Fund’s investments in each Investment Fund will be subject to these limitations.

     Neither MBC nor MCA expect that the restrictions imposed by the BHC Act will adversely impact the investment operations of the Fund or the Master Fund.

MBC as Lender to Issuers of Securities in which the Master Fund Invests

     The Adviser will not cause the Master Fund to make loans to or receive loans from MBC or its affiliates. MBC or its affiliates may lend to issuers of securities that are owned by the Master Fund or that are owned by the Investment Funds, or to affiliates of those issuers, or may receive guarantees from the issuers of those securities. In making and administering such loans, MBC or its affiliates may take actions against those issuers, including, but not limited to, restructuring a loan, foreclosing on the loan, requiring additional collateral from an issuer, charging significant fees and interest to the issuer, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, any of which may be contrary to the interests of the Master Fund. If that happens, the security issued by the borrower or the guarantor or the affiliate that is owned by the Master Fund or the Investment Funds may lose some or all of its value.

     The Adviser will not cause the Master Fund to invest in an issuer of securities which the Adviser knows to have a lending relationship with MBC. However, MBC does not provide the Adviser with access to information concerning MBC’s lending customers and, therefore, the Adviser may, in fact, without the Adviser’s knowledge, cause the Master Fund to invest in the securities of an MBC’s lending client.

Effecting Transactions through Affiliates of the Manager or the Adviser

     The Investment Funds may effect portfolio transactions through the Manager, the Adviser or their respective affiliates (or a firm in which the Manager, the Adviser or their respective affiliates may have an interest) as broker or riskless principal if an Investment Manager not affiliated with the Manager, the Adviser or their respective affiliates makes the investment decision and refers the transactions to the Manager, the Adviser or their respective affiliates. The Investment Funds may also effect portfolio transactions with broker-dealers, banks, or other companies acting as principal or agent, in which the Manager, the Adviser or their respective affiliates have an investment. Any fees that the Master Fund will bear as a result of such portfolio transactions will not be reduced or offset to reflect the transaction fees or profits obtained by the Manager, the Adviser or their respective affiliates.

     The Investment Managers may also invest in securities or other assets or contracts, even though an affiliate of the Manager, the Adviser or a company in which an affiliate of the Manager or the Adviser has an interest, is acting or has acted as an underwriter, syndicate or selling group member, adviser, dealer, placement agent or in other capacities in respect of those securities, assets or contracts.

LIMITS OF RISK DISCLOSURES

     The above discussion of the various risks associated with the Fund, the Offshore Fund, the Master Fund and the Interests is not, and is not intended to be, a complete enumeration or explanation of the risks associated with an investment in the Fund. Prospective investors should read this entire prospectus and the LLC Agreement and consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program changes or develops over time, an investment in the Fund may be subject to risk factors not described in this prospectus.

     In view of the risks noted above, the Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment. No guarantee or representation is made that the investment program of the Fund, the Offshore Fund, the Master Fund or any Investment Fund will be successful, that the various Investment Funds selected will produce positive returns or that the Fund will achieve their investment objective.

INVESTMENT POLICIES AND RESTRICTIONS

     The Fund’s, the Offshore Fund’s and the Master Fund’s investment objective is non-fundamental. The Fund’s and the Offshore Fund’s investment objective may be changed by the Board (also acting for the Offshore Fund) without Member approval. The Fund will give Members at least a 60-days’ prior written notice of any such change. The Master Fund’s investment objective may be changed by the Master Fund’s Board without the approval of the Master Fund’s members. The Master Fund will give its members at least a 60-days’ prior written notice of any such change.

     The Fund has adopted certain fundamental investment restrictions, which are listed below, and changing these restrictions will require the vote of a majority of the Fund’s outstanding voting securities, as defined in Section 2 of the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, of (i) 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities of the Fund are present or represented by proxy or (ii) more than 50% of the outstanding voting securities of the Fund, whichever is less. No other policy, including the Fund’s investment objective, is a fundamental policy of the Fund, except as expressly stated. Within the limits of the Fund’s fundamental policies, the Fund’s management has reserved freedom of action.

     The Fund’s fundamental investment restrictions are as follows:

     (1) The Fund will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities or other cash equivalents, of issuers engaged in any single industry. For purposes of this restriction, the Fund’s investments in the Offshore Fund and the Master Fund and directly or indirectly in the Investment Funds, are not deemed to be an investment in a single industry.

     (2) The Fund will not issue senior securities representing stock, except that, to the extent permitted by the 1940 Act, (a) the Fund may borrow money from banks, brokers and other lenders, to finance portfolio transactions and engage in other transactions involving the issuance by the Fund of “senior securities” representing indebtedness, (b) the Fund may borrow money from banks for cash management purposes, temporary or emergency purposes or to fulfill repurchase requests, and (c) the Fund may enter into derivative transactions, such as total return swaps or options in accordance with the 1940 Act and the interpretations of that Act.

     (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act, in connection with the disposition of its portfolio securities.

     (4) The Fund will not make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies.

     (5) The Fund will not purchase or sell commodities or commodity contracts, nor will it sell futures or options on commodities.

     (6) The Fund will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

     None of the Fund’s fundamental investment restrictions prevent the Fund from investing substantially all of its assets in the securities of another registered investment company (in a master-feeder structure) with the same investment objective as the Fund. The Fund presently invests substantially all of its investable assets in the Master Fund through the Offshore Fund, and each of the Offshore Fund and the Master Fund have the same investment objective as the Fund. The Offshore Fund and the Master Fund have adopted the same fundamental investment restrictions as the Fund; changing these restrictions will require the approval of a majority of the outstanding voting securities of the Offshore Fund and the Master Fund, respectively. If the Fund were to withdraw from the Offshore Fund and the Master Fund and invest its assets directly, the Fund’s fundamental investment restrictions would apply directly to the Fund’s investments (or any account consisting solely of Fund assets).

     For purposes of the Fund’s policy regarding the underwriting of securities, the Fund will not make an in-kind distribution of the shares of the Offshore Fund to Members.

     In addition, the Fund has adopted certain non-fundamental investment restrictions, which are listed below, and these restrictions may be changed by the Board without prior approval of Members.

     (a) For purposes of the Fund’s concentration policy, the Fund will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities or other cash equivalents, of issuers engaged in any single industry or group of industries; provided, however, that the Fund will concentrate its investments, directly or through its investment in the Offshore Fund and the Master Fund, in Investment Funds managed pursuant to various alternative investment strategies with a small-capitalization focus, but will not invest 25% or more of the value of its total assets in Investment Funds that, in the aggregate, have investment programs that focus on investing in any single industry or group of industries. For purposes of this restriction, the Fund’s investments in the Offshore Fund and the Master Fund and, directly or indirectly in the Investment Funds, are not deemed to be an investment in a single industry or group of industries.

     (b) For purposes of the Fund’s policy regarding lending of portfolio securities, the Fund will not have on loan at any given time portfolio securities representing more than one-third of the Fund’s total net asset value.

     (c) The Fund will not borrow money from brokers and lenders other than banks, nor will it borrow through reverse repurchase agreements. The Fund will not borrow from the Manager, the Adviser or their affiliates.

     (d) As long as the Fund operates as a feeder fund within a master-feeder structure, the Fund will not leverage its investments.

     (e) As long as the Fund operates as a feeder fund within a master-feeder structure, the Fund will not engage in borrowing, lending, purchasing or selling commodities or commodity contracts, or purchasing or selling futures or options on commodities.

     (f) As long as the Fund operates as a feeder fund within a master-feeder structure, the Fund will not make direct investments and will invest only in securities issued by a master fund with the same investment objective as the Fund.

     The Offshore Fund has adopted the same non-fundamental investment restrictions as the Fund, and these restrictions may be changed by the Board (acting for the Offshore Fund) without prior approval of Members.

     In addition, with the exception of the non-fundamental restrictions enumerated in (d), (e) and (f) above, the Master Fund has adopted the same non-fundamental investment restrictions as the Fund, and these restrictions may be changed by the Master Fund’s Board without prior approval of the Master Fund’s members.

     The Fund’s, the Offshore Fund’s and the Master Fund’s fundamental and non-fundamental investment restrictions do not apply to the activities and transactions of the Investment Funds in which the assets of the Fund, the Offshore Fund and the Master Fund are invested. In applying the fundamental and non-fundamental investment restrictions and other policies described in this prospectus, the Fund, the Offshore Fund and the Master Fund will not aggregate their investments and transactions with those of the underlying Investment Funds. Therefore, with respect to Investment Funds, the Fund, the Offshore Fund and the Master Fund will not “look through” to the investments and transactions of the Investment Funds. The Adviser anticipates directly managing the assets of the Fund and the Master Fund only for temporary cash management purposes, or in the event of in-kind distributions from Investment Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated in this prospectus, will not constitute a deviation from the restriction or policy.

     Except as otherwise indicated, the Fund, the Offshore Fund and the Master Fund may change their investment objectives and any of their policies, restrictions, strategies, and techniques if the respective Board of Directors believes doing so is in the best interests of the Fund, the Offshore Fund, the Master Fund and the Members.

MANAGEMENT OF THE FUND

Board of Directors

     The Board of Directors has overall responsibility for the management and supervision of the operations of the Fund and the Master Fund. Directors will not contribute to the capital of the Fund or the Master Fund in their capacity as Directors, but may subscribe for Interests as Members, subject to the eligibility requirements described in this prospectus. The Offshore Fund does not have a board of directors. The Offshore Fund has two members, the Fund and the Manager (which holds only a nominal, non-voting interest). The Fund is the managing member of the Offshore Fund, and the members have delegated day-to-day management and general oversight responsibilities of the Offshore Fund to the Fund. The Offshore Fund therefore is effectively controlled by the Board.

     Directors serve on the Board or the Master Fund’s Board for terms of indefinite duration. A Director’s position in that capacity will terminate if the Director is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Director may resign, subject to giving 90 days’ prior written notice to the other Directors if such resignation is likely to affect adversely the tax status of the Fund or the Master Fund. A Director may be removed by vote of two-thirds (2/3) of the Directors serving on the Board or the Master Fund’s Board, as applicable, not subject to the removal vote. In addition, a Director serving on the Board may be removed by a vote of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members. In the event of any vacancy in the position of a Director, the remaining Directors serving on the Board or the Master Fund’s Board, as applicable, may appoint an individual to serve as a Director, so long as immediately after the appointment at least two-thirds (2/3) of the Directors then serving on the Board or the Master Fund’s Board, as applicable, would have been elected by the Members or the Master Fund’s members, as applicable. In addition, any vacancy in the position of Directors may be filled, if required by Section 16 of the 1940 Act which governs changes in the board of directors, by a plurality of the vote at a meeting of Members or the Master Fund’s members, as applicable, at which a quorum is present in person or by proxy. See also “Voting.” The Board or the Master Fund’s Board may call a meeting of Members or the Master Fund’s members, as applicable, to fill any vacancy in the position of a Director, and must do so within 60 days after any date on which Directors who were elected by Members or the Master Fund’s members, as applicable, cease to constitute a majority of the respective Board of Directors then serving.

Directors and Officers

     The Manager will oversee the management of the day-to-day operations of the Fund and the Master Fund under the supervision of the Board and the Master Fund’s Board, as applicable. The Manager, subject to approval by the Board and the Master Fund’s Board, as applicable, has the authority to appoint officers to assist in the day-to-day management of the Fund’s and the Master Fund’s operations.

     The majority of Directors of the Board and the Master Fund’s Board are not affiliated with the Manager or its affiliates and are not “interested persons” as defined under Section 2(a)(19) of the 1940 Act (the “Independent Directors”). The Directors and officers of the Fund and the Master Fund are also directors and officers of other investment companies managed, advised, administered or distributed by the Manager or its affiliates. The address of the Directors is c/o Mercantile Capital Advisors, Inc., Two Hopkins Plaza, Baltimore, MD 21201. A list of the Directors and officers of the Fund and the Master Fund and a brief statement of their present positions and principal occupations during the past five years are set out below.

Name and Age of Director	Position with the Fund and the Master Fund and Length of Time Served(1)	Principal Occupation(s) in the Past 5 Years	Other Directorships Held by Director

INDEPENDENT DIRECTORS
L. White Matthews, III - 59	Director	Retired since 2001; Director, Executive	Director, Mercantile
	Since inception to present	Vice President and Chief Financial	Funds, Inc. (15 portfolios);
		Officer, Ecolab, Inc. (cleaning products	Director, Matrixx
		and services), 1999 to 2001.	Initiatives, Inc.

Name and Age of Director	Position with the Fund and the Master Fund and Length of Time Served(1)	Principal Occupation(s) in the Past 5 Years	Other Directorships Held by Director

(pharmaceuticals);
Director, Imation Corp.
(data storage products);
Director, Montague
Neshell Corp.;
Director, Cerilison Corp.

Edward D. Miller, Jr. - 62	Director	Dean and Chief Executive Officer,	Director, Mercantile
	Since inception to	Johns Hopkins Medicine, January 1997	Funds, Inc. (15 portfolios);
		to present.	Director, Bradmer
Pharmaceuticals Inc.
	present		(pharmaceuticals).

John R. Murphy - 70	Director and Chairman	Vice Chairman, National Geographic	Director, Mercantile
	of the Board	Society, March 1998 to present.	Funds, Inc. (15 portfolios);
	Since inception to		Director, Omnicom Group,
	present		Inc. (media and marketing
services).

Thomas L. Owsley - 64	Director	Retired since August 2004; President,	Director, Mercantile
	Since inception to	Chief Executive Officer and Chief	Funds, Inc. (15 portfolios);
	present	Operating Officer, Crown Central	Director, Telos
		Petroleum Corporation, 2003 to August	Corporation (government
		2004; Senior Vice President, General	contracts).
Counsel and Corporate Secretary, 2001
to 2003; Senior Vice President and
Chief Legal Officer, 1998 to 2001.

George R. Packard, III - 72	Director	President, U.S.-Japan Foundation, July	Director, Mercantile
	Since inception to	1998 to present.	Funds, Inc. (15 portfolios).
present

“INTERESTED” DIRECTORS(2)
Decatur H. Miller - 73	Director	Retired.	Director, Mercantile
	Since inception to		Funds, Inc. (15 portfolios).
present

OFFICERS WHO ARE NOT DIRECTORS
Kevin A. McCreadie - 44	President	CFA, President and Chief Executive
	Since inception to	Officer, MCA, since March 2004;
	present	Chief Investment Officer of MCA and
MSD&T since 2002; Executive Vice
President of MSD&T since 2002;
Partner of Brown Investment Advisory
& Trust Company from 1999 to 2002.

Cornelia McKenna - 38	Vice President	Vice President, MSD&T since 1998;
	Since inception to	MCA since 2001.
present

Edward J. Veilleux - 62	Assistant Vice President	President, EJV Financial Services
	and Chief Compliance	(consulting) since 2002; Director,
	Officer	Deutsche Asset Management, 1987 to
	Since inception to	2002; Senior Vice President, PBHG
	present	Funds, since January 2005.

Jennifer Vollmer - 34	Secretary	Counsel and Vice President, MCA,
	Since inception to	since 2001; Associate, Deutsche Asset
	present	Management, 1999 to 2001.

Name and Age of Director	Position with the Fund and the Master Fund and Length of Time Served(1)	Principal Occupation(s) in the Past 5 Years	Other Directorships Held by Director

Savonne L. Ferguson - 31	Assistant Secretary	Assistant Vice President, MCA and
	Since inception to present	MSD&T since 2002; Associate (2002),
Deutsche Asset Management, 1999 to
2002.

Scott J. Liotta - 40	Treasurer	Vice President, MSD&T since 2003;
	Since inception to	Vice President, ProFund Advisors LLC
	present	from 1999 to 2002.

(1)	The term of office for a Director is indefinite, until he or she resigns, is removed or a successor is elected and qualified.

(2)	The Interested Director is considered to be an interested person, as defined by the 1940 Act, because of his relationship to Mercantile Capital Advisors, Inc. and/or its affiliates. Mr. Miller may be deemed an “Interested” Director because he is a co- trustee of a trust for which MSD&T also acts as co-trustee.

     The Fund’s Board and the Master Fund’s Board has each formed three committees: an Audit Committee, a Nominating and Compensation Committee and a Pricing and Valuation Committee. The Audit Committee and the Nominating and Compensation Committee are composed of the Fund’s and the Master Fund’s five Independent Directors, L. White Matthews, III, Edward D. Miller, Jr., John R. Murphy, Thomas L. Owsley, and George R. Packard, III. The Pricing and Valuation Committee is composed of all of the Fund’s and Master Fund’s Directors, including L. White Matthews, III, Edward D. Miller, Jr., Decatur H. Miller, John R. Murphy, Thomas L. Owsley, and George R. Packard, III.

     The functions of the Audit Committee are to: (1) oversee the accounting and financial reporting process of the Fund and the Master Fund; (2) oversee the quality and integrity of the Fund’s and the Master Fund’s financial statements and the independent audit of the financial statements; (3) oversee the compliance with legal and regulatory requirements that relate to the Fund’s and the Master Fund’s accounting, financial reporting and independent audits; (4) review and evaluate the qualifications, independence and performance of the auditors prior to the engagement of the audits; and (5) serve as liaison between the auditors and the Board and the Master Fund’s Board. The Committee may perform other tasks, as the Board and the Master Fund’s Board deem necessary and appropriate from time to time. The Chairman of the Audit Committee is John R. Murphy, and L. White Matthews, III serves as the Audit Committee Financial Expert.

     The functions of the Nominating and Compensation Committee are to: (1) identify and recommend candidates for nomination for the election or appointment of Directors to the Fund and the Master Fund and for membership on the Fund’s and the Master Fund’s Board committees; (2) receive and evaluate recommendations by Members of candidates for Board positions (forwarded by correspondence, including a resume of the candidate, by mail or courier to the Fund’s and/or Master Fund’s Secretary for the attention of the Chairman of the Nominating and Compensation Committee, Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC, Two Hopkins Plaza, Baltimore, MD 21201); (3) periodically evaluate the functioning and composition of the Board, the Master Fund’s Board and their committees and recommend appropriate changes with respect thereto; (4) annually review compensation payable to Independent Directors and make recommendations to the Board and the Master Fund’s Board; (5) consider and oversee the selection of independent legal counsel employed by the Board and the Master Fund’s Board and annually evaluate legal counsel’s independence under applicable regulations; and (6) consider and evaluate the Directors’ and officers’ liability and errors and omissions insurance coverage maintained by the Fund and the Master Fund. The Chairman of the Nominating and Compensation Committee is Edward D. Miller, Jr.

     The function of the Pricing and Valuation Committee is to assist the Board and the Master Fund’s Board in their review of the calculation of the Fund’s and the Master Fund’s net asset value. In that capacity, the responsibilities of the Pricing and Valuation Committee include: (1) to review, and propose revisions to, the Fund’s and Master Fund’s valuation procedures; (2) to provide oversight with respect to the valuation of the Fund’s and the Master

Fund’s securities; (3) to review valuation methodologies, valuation determinations and periodic reports and, as appropriate, recommend changes in valuation methodologies to the Board and the Master Fund’s Board; (4) to make determinations with regard to valuation overrides; (5) to review certain valuations and pricing-related issues; and (6) to provide oversight with respect to pricing errors and compliance, in order to ensure that appropriate procedures and internal controls are in place to address valuation issues. The Committee may perform other tasks assigned to it by the Board and the Master Fund’s Board. The Chairman of the Pricing and Valuation Committee is George R. Packard, III.

Director Ownership of Securities

     As of December 31, 2005, no Director was the beneficial owner of any securities in the Fund or any other registered investment companies overseen by the Director within the same family of investment companies as the Fund.

     As of December 31, 2005, no Independent Director and no immediate family member of any Independent Director was the beneficial owner or owner of record of an interest in either the Manager, the Adviser, the Distributor or in any person directly or indirectly controlling, controlled by, or under common control with the Manager, Adviser or Distributor.

Compensation

     The following table shows information regarding the compensation expected to be received by the Directors of the Fund and the Master Fund and the aggregate compensation expected to be paid to them by all registered investment companies for which the Manager, the Adviser or their affiliates serve as an investment adviser or manager for the period beginning upon commencement of the Fund’s and the Master Fund’s operations through March 31, 2007. Neither the Fund nor the Master Fund pays any compensation to officers or Directors who are otherwise compensated by the Manager for serving in such capacity.

Name of Director	Aggregate Compensation from the Fund (1)	Pension or Retirement Benefits Accrued (as Part of Fund Expenses)	Estimated Annual Benefits Upon Retirement	Total Compensation From the Fund, the Master Fund and the Fund Complex Paid to Directors (2)

L. White Matthews, III	$10,340	$0	$0	$62,020
Decatur H. Miller	$10,340	$0	$0	$62,020
Edward D. Miller, Jr	$10,340	$0	$0	$62,020
John R. Murphy	$13,673	$0	$0	$82,020
Thomas L. Owsley	$10,340	$0	$0	$62,020
George R. Packard, III	$10,340	$0	$0	$62,020

(1)	The Fund and the Master Fund are newly formed, and the amounts listed are estimated for the fiscal year ending March 31, 2007.

(2)	The Directors’ Total Compensation is comprised of service to the Fund, the Master Fund, two (2) additional registered hedge funds and one registered open-end investment company, comprised of fifteen (15) portfolios, managed by Mercantile Capital Advisors, Inc.

     The Fund pays each Director an annual fee of $1,000. The Directors do not receive any fees from the Fund for attending regular Board meetings, but the Fund pays each Director $500 for each special or telephonic meeting if such meeting is called solely for the Fund. In addition, the Master Fund pays each Director an annual fee of $6,500 plus $710 for each regular meeting attended, plus $500 for each special or telephonic meeting attended. The Master Fund pays the Chairman of the Board an additional annual fee of $3,333 for his services in such capacity.

     The Directors do not receive any fees for attending committee meetings. Directors will be reimbursed by the Fund and the Master Fund for their travel expenses related to meetings of the Board or the Master Fund’s Board, as applicable.

THE MANAGER

     Mercantile Capital Advisors, Inc. is the investment manager of the Master Fund. The Manager is registered as an investment adviser under the Advisers Act and is a corporation formed under the laws of the State of Maryland. The Manager is a wholly-owned subsidiary of MSD&T. MBC is a holding company for MSD&T and its affiliates. Pursuant to the authority and responsibilities granted to it under the Master Fund’s Limited Liability Company Agreement, the Manager will retain all rights, duties and powers to manage the affairs of the Master Fund that may not be delegated under Delaware law, and that are not otherwise delegated by the Manager to the Master Fund’s Board or assumed by the Adviser pursuant to the terms of the Investment Advisory Agreement.

     Pursuant to the authority and responsibilities granted to it under the LLC Agreement, the Manager will also oversee the day-to-day operations of the Fund under the supervision of the Board. In this role, the Manager will be responsible, among other things, for: (i) approving the acceptance of initial and additional subscriptions from investors on behalf of the Fund; (ii) making determinations whether future subscriptions should be accepted; (iii) making determinations regarding transfers of Interests; (iv) acting as tax matter partner of the Fund; and (v) managing and overseeing the general administrative and operational aspects of the Fund. The Manager may be removed as the Fund’s manager under the LLC Agreement by the vote or written consent of Members holding not less than 80% of the total number of votes eligible to be cast by all Members.

INVESTMENT MANAGEMENT AGREEMENTS

     In addition to the authority and responsibilities granted to it under the LLC Agreement and the Master Fund’s Limited Liability Company Agreement, the Manager has also entered into an investment management agreement with the Fund and a separate investment management agreement with the Master Fund (each, a “Management Agreement” and together, “Management Agreements”). The Management Agreements provide that the Manager is responsible, subject to the supervision of the Master Fund’s Board, for formulating a continuing investment program for the Master Fund. The Manager is authorized to make all decisions regarding the Master Fund’s purchases and withdrawals of interests in Investment Funds. The Manager has delegated these responsibilities to the Adviser pursuant to the Investment Advisory Agreement, but retains oversight authority, responsibility for conducting an economic overview and analysis of the Master Fund’s activities, communicating with the Adviser regarding market trends and assisting with setting investment parameters. The Manager is also responsible for reviewing the Adviser’s investment decisions, ensuring compliance with the Master Fund’s stated investment strategy and recommending changes of advisers to the Master Fund’s Board.

     The Management Agreement between the Fund and the Manager became effective as of •, 2006, and will continue in effect for an initial two-year term. Thereafter, such Management Agreement will continue in effect from year to year if the continuance is approved annually by (i) the vote of a majority of the Fund’s Independent Directors cast in person at a meeting called for the purpose of voting on the approval and (ii) the Board or the vote of a majority of the outstanding voting securities of the Fund. The Management Agreement between the Fund and the Manager may be terminated at any time, without payment of any penalty, by the Board or by the vote of a majority of the outstanding voting securities of the Fund on 60 days’ written notice to the Manager. The Manager may terminate the Management Agreement between the Fund and the Manager at any time, without payment of any penalty, upon 90 days’ written notice to the Fund.

     The Management Agreement between the Master Fund and the Manager became effective as of •, 2006, and will continue in effect for an initial two-year term. Thereafter, such Management Agreement will continue in effect from year to year if the continuance is approved annually by (i) the vote of a majority of the Master Fund’s Independent Directors cast in person at a meeting called for the purpose of voting on the approval and (ii) the Master

Fund’s Board or the vote of a majority of the outstanding voting securities of the Master Fund. The Management Agreement between the Master Fund and the Manager may be terminated at any time, without payment of any penalty, by the Master Fund’s Board or by the vote of a majority of the outstanding voting securities of the Master Fund on 60 days’ written notice to the Manager. To the extent the Fund, as an investor in the Master Fund through the Offshore Fund, votes on the approval or termination, the Fund will seek voting instructions from Members and will vote its interest in the Master Fund proportionately in accordance with the votes cast by Members. The Manager may terminate the Management Agreement between the Master Fund and the Manager at any time, without payment of any penalty, upon 90 days’ written notice to the Master Fund.

     Each Management Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act and the rules under that Act.

     The Management Agreements provide that, in the absence of willful misfeasance, bad faith, or gross negligence of its obligations to the Master Fund, the Manager will not be liable to the Fund, the Master Fund or their members for any error of judgment, for any mistake of law or for any other act or omission in connection with the performance of services to the Master Fund. The Management Agreements also provide for indemnification, to the fullest extent permitted by law, by the Fund and the Master Fund of the Manager, or any partner, director, officer or employee of the Manager, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Master Fund, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith or gross negligence of duty.

     For a discussion of the basis of the Board’s and Master Fund’s Board’s approval of the Management Agreements, please see the Fund’s annual shareholder report for the period ended March 31, 2006.

THE ADVISER

     Robeco-Sage Capital Management L.L.C. d/b/a Sage Capital Management, a limited liability company organized under the laws of Delaware, is the investment adviser of the Master Fund. The Adviser is registered as an investment adviser under the Advisers Act. The Adviser is a wholly-owned subsidiary of Robeco USA, Inc., a Delaware corporation, and subsidiary of Robeco Groep, N.V. As of December 31, 2005, Robeco’s total assets under management were approximately 131.6 billion euros ($155.2 billion), of which approximately $1 billion was managed by the Adviser. The Adviser’s offices are located at 909 Third Avenue, New York, NY 10022.

     Robeco, headquartered in Rotterdam, the Netherlands, is a leading European asset manager that provides discretionary asset management products and services and a complete range of mutual funds to a large number of institutional and retail clients worldwide. Its products include equity funds, fixed income funds, money market funds and alternative products such as private equity funds of funds, hedge funds of funds and structured finance vehicles. Robeco is part of the Rabobank Group. Founded as a cooperative of Dutch agricultural banks, Rabobank Group has approximately 375 member banks and several subsidiaries now focusing on the food and agribusiness industry. The cooperative’s global investment banking arm, Rabobank International, has approximately 140 branches in 35 countries.

     The Adviser was founded in 1994 by a group of former general partners of Goldman Sachs. The day-to-day management of the Master Fund’s portfolio will be the responsibility of Paul S. Platkin, the Adviser’s Chief Investment Officer, and Michael Murphy, the Adviser’s Director of Research. Investment decisions for the Master Fund are made with oversight from the Adviser’s Manager Selection Committee, comprised of Ronald S. Tauber, Peter A. Levy, Anne B. Farrell, Mr. Platkin and Mr. Murphy.

     Ronald S. Tauber, Chief Executive Officer, Senior Managing Director, joined the Adviser in 1996. He was a General Partner of Goldman Sachs from 1981 to 1988, and until 1987 was Chief Operating Officer of its J. Aron (commodity) division. J. Aron & Co., where Mr. Tauber was Senior Vice President, was a privately held firm until its acquisition by Goldman Sachs in 1981. Mr. Tauber left Goldman Sachs in 1988 to become Chief Executive

Officer of Rayner & Stonington. He was associated with that firm and its subsequent parent company until 1996 when he joined the Adviser. Mr. Tauber graduated from Brooklyn College with a BA in 1965 and from Harvard Law School with an LLB in 1968. He clerked for two years in the US District Court. He then joined the law firm of Stroock & Stroock & Lavan LLP and became a partner in 1977.

     Mr. Tauber is a member of the Strategy Selection & Allocation Committee, which determines overall strategy weightings and sub-strategy allocations for portfolios, and a member of the Manager Selection Committee, which is responsible for choosing investment managers based on overall portfolio fit.

     Peter A. Levy, Senior Managing Director, joined the Adviser in 1993. He was made a General Partner of Goldman Sachs in 1968 and represented the firm on the floor of the New York Stock Exchange. In addition to heading up floor operations, his primary role was to trade the firm’s proprietary equity positions. Mr. Levy trained in the Arbitrage Department of Goldman Sachs and in 1961 became a member of the New York Stock Exchange. Mr. Levy is a graduate of the University of Pennsylvania with a BS in Economics and has personally invested in hedge funds for over forty years.

     Mr. Levy is a member of the Strategy Selection & Allocation Committee and a member of the Manager Selection Committee.

     Anne Brown Farrell, Managing Director, joined the Adviser in 1994. She joined Goldman Sachs in 1973 and served as Vice President in the Fixed Income Division until 1983. She then founded Goldman Sach’s futures & options business in Dallas. In 1987 she assumed responsibilities for recruiting and training in the Fixed Income Division. In 1990 she moved to the Trading Department. She retired from Goldman Sachs in 1994. Ms. Farrell graduated with a BA from Trinity College in 1971 and an MBA from Wharton in 1973.

     Ms. Farrell is a member of the Strategy Selection & Allocation Committee and a member of the Manager Selection Committee.

     Paul S. Platkin, CFA, Chief Investment Officer, Managing Director, joined the Adviser in 2003 as the firm’s Chief Investment Officer after spending 9 years at General Motors Corporation, most recently as General Director of the Absolute Return Strategies Unit of GM Asset Management. Prior to that, he was a Director and Portfolio Manager at GM Asset Management. Additional affiliations include three years as an investment banking associate at EFC Group and three years as a staff consultant at Arthur Andersen & Co. Mr. Platkin holds a BSBA from Georgetown University and an MBA in Finance/International Business from Columbia University.

     Mr. Platkin is a member of the Strategy Selection & Allocation Committee and a member of the Manager Selection Committee. Mr. Platkin also oversees the on-site due diligence, monitoring of investment managers and portfolio construction.

     Michael Murphy, CFA, joined the Adviser in 2004 as a hedge fund analyst. He was most recently Head of Asset Management and Research at Norfolk Markets, LLC for two years, and prior to that spent two years as a Senior Alternative Investment Analyst at HSBC Republic. He served as a Portfolio Manager at Wafra Investment Advisory Group for three years. Prior to that, he was involved in marketing and sales at Calamos Asset Management, Inc. for three years. Mr. Murphy began his career with seven years at Lehman Brothers Inc. working with offshore mutual funds. Mr. Murphy holds a B.S. in Business Administration from Northeastern University.

     Mr. Murphy is a member of the Strategy Selection & Allocation Committee and a member of the Manager Selection Committee. Mr. Murphy acts as a senior analyst and has responsibilities for on-site due diligence, monitoring of investment managers and portfolio construction.

Portfolio Manager Compensation Structure

     Compensation for the portfolio managers is a combination of a fixed salary and a discretionary bonus. The Adviser pays the portfolio managers’ compensation in cash. The discretionary bonus is not tied directly to the performance or the value of assets of the Master Fund or any other fund managed by the Adviser. The amount of salary and bonus paid to the portfolio managers is based on a variety of factors, including the financial performance of the Adviser, execution of managerial responsibilities, quality of client interactions and teamwork support. As part of their compensation, portfolio managers also have 401k plans that enable employees to direct a percentage of their pre-tax salary and bonus without any contribution from the Adviser into a tax-qualified retirement plan and are also eligible to participate in profit-sharing plans with the Adviser’s parent company, Robeco USA, Inc.

     For its services to the Master Fund, the Adviser receives one-half of the Incentive Fee from the Manager, see “Incentive Fee.” The Adviser does not receive performance-based fees from the other accounts it manages.

Other Accounts Managed by the Portfolio Manager and Potential Conflicts of Interest

     The following table provides information relating to other accounts managed by the members of the Adviser’s Manager Selection Committee for the Master Fund’s portfolio.

	Number of Accounts Managed	Number of Accounts Managed with Performance- Based Advisory Fees	Total Assets	Total Assets Managed with Performance- Based Advisory Fees

Ronald S. Tauber
Registered investment companies	2	N/A	$70,900,000	N/A
Other pooled investment vehicles	4	N/A	$879,700,000	N/A
Other accounts	N/A	N/A	N/A	N/A
Peter A. Levy
Registered investment companies	2	N/A	$70,900,000	N/A
Other pooled investment vehicles	4	N/A	$879,700,000	N/A
Other accounts	N/A	N/A	N/A	N/A
Anne Browne Ferrell
Registered investment companies	2	N/A	$70,900,000	N/A
Other pooled investment vehicles	4	N/A	$879,700,000	N/A
Other accounts	N/A	N/A	N/A	N/A
Paul S. Platkin
Registered investment companies	2	N/A	$70,900,000	N/A
Other pooled investment vehicles	4	N/A	$879,700,000	N/A
Other accounts	N/A	N/A	N/A	N/A
Michael Murphy
Registered investment companies	2	N/A	$70,900,000	N/A
Other pooled investment vehicles	4	N/A	$879,700,000	N/A
Other accounts	N/A	N/A	N/A	N/A

     Investment decisions at the Adviser are made by two committees, the Strategy Selection & Allocation Committee and the Manager Selection Committee. A consensus must be reached before an investment decision is made. The committees hold regular meetings to discuss the investment portfolios, and their exposure in terms of risk, strategy, and geographic region, and to review forthcoming investment decisions.

     The various funds and accounts that the Adviser manages have similar strategy allocations and all use the same investment process. Potential conflicts of interest may arise between a portfolio manager’s management of the Master Fund and management of other accounts due to scarce capacity. The Adviser allocates capacity in underlying hedge funds on an equitable basis across all the funds it manages. From time to time, underlying managers are represented in each investment portfolio giving rise to a potential conflict of interest. To counter these conflicts of interest, the Adviser has adopted formal Allocation Policies to ensure that investment opportunities are allocated fairly among all funds and accounts the Adviser manages.

     The Allocation Policies deal with, amongst other things, the testing of the suitability of an investment for each portfolio the Adviser manages, the determination of the ability of each portfolio to make an investment as well as the restrictions on manager capacity, the judging of portfolio need by the Strategy Selection & Allocation Committee, the judging of the allocation amongst suitable portfolios by the Manager Selection Committee and the documentation of such committee decisions in committee minutes.

Security Ownership of Portfolio Manager

     As of September 1, 2005, no portfolio manager was the beneficial owner of any securities in the Fund or the Master Fund.

INVESTMENT ADVISORY AGREEMENT

     The Investment Advisory Agreement among the Manager, the Adviser and the Master Fund (the “Advisory Agreement”) provides that the Adviser is responsible, subject to the supervision of the Manager and the Master Fund’s Board, for formulating a continuing investment program for the Master Fund. The Adviser makes all decisions regarding the Master Fund’s purchases and withdrawals of interests in Investment Funds. The Adviser does not provide separate investment advisory services to the Fund or the Offshore Fund. However, the Fund and the Offshore Fund, as investors in the Master Fund, benefit from the services that the Adviser provides to the Master Fund.

     The Advisory Agreement became effective as of •, 2006, and will continue in effect for an initial two-year term. Thereafter, the Advisory Agreement will continue in effect from year to year if the continuance is approved annually by (i) the vote of a majority of the Master Fund’s Independent Directors cast in person at a meeting called for the purpose of voting on the approval and (ii) by the Master Fund’s Board or by vote of a majority of the outstanding voting securities of the Master Fund.

     The Advisory Agreement may be terminated (i) by the Manager at any time, without the payment of any penalty, (ii) by the Manager’s recommendation to, and by a vote of a majority of, the Master Fund’s Board or by vote of a majority of the outstanding voting securities of the Master Fund on 60 days’ written notice to the Adviser or (iii) by the Adviser at any time, without the payment of any penalty, on 60 days’ prior written notice to the Manager. The Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the 1940 Act.

     To the extent the Fund, as an investor in the Master Fund through the Offshore Fund, votes on the approval or termination of the Advisory Agreement, the Fund will seek voting instructions from Members and will vote its interest in the Master Fund proportionately in accordance with the votes cast by Members.

     The Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, or gross negligence, the Adviser will not be liable to the Master Fund or its members for any error of judgment, for any mistake of law or for any other act or omission in connection with the performance of services to the Master Fund. The Adviser does not represent that any level of performance will be achieved. The Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Master Fund of the Adviser, or any officer, director, partner, principal, employee or agent of, or any person who controls, is controlled by or is under common control with, the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Master Fund, so long as the liability or expense is not incurred by reason of the person’s willful malfeasance, bad faith or gross negligence of duty.

     Pursuant to the terms of the Advisory Agreement, the Adviser receives, as compensation for its services, one-half of the Management Fee and the Incentive Fee payable to the Manager. The Master Fund will also reimburse the Adviser for out of pocket expenses relating to services provided to the Master Fund.

     For a discussion of the basis of the Master Fund’s Board’s approval of the Advisory Agreement, please see the Fund’s annual shareholder report for the period ended March 31, 2006.

CODES OF ETHICS

     The Fund, the Master Fund, the Manager, the Adviser and the Distributor have each adopted a code of ethics (“Code of Ethics”) as required by Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act. The Code of Ethics establishes procedures for personal investing and restricts certain transactions. Employees subject to the Code of Ethics may invest in securities for their personal investment accounts, including making investments in the securities of Investment Funds that may be purchased or held by the Master Fund, subject to a number of restrictions and controls. Each Code of Ethics is available on the SEC’s website at www.sec.gov. In addition, each

Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

VOTING

Member Voting Rights

     Each Member has the right to cast a number of votes based on the value of the Member’s investment percentage at a meeting of Members called by the Board or by Members holding at least a majority of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors and on certain other matters. Notwithstanding their ability to exercise their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of the Fund’s business and may not act for or bind the Fund.

     Whenever the Fund as an investor in the Offshore Fund is requested to vote on matters pertaining to the Offshore Fund, the Fund will seek voting instructions from the Members on such matters and, if required, will hold a meeting of the Members, and the Fund will vote its shares in the Offshore Fund for or against such matters proportionately to the instructions received from the Members. Thus, the Fund will effectively “pass through” its voting rights to the Members. The Fund shall vote Interests for which it receives no voting instructions in the same proportion as the Interests for which it receives voting instructions.

     In addition, whenever the Fund as an investor in the Master Fund, through the Offshore Fund, is requested to vote on matters pertaining to the Master Fund, the Offshore Fund will pass voting rights to the Fund. The Fund will seek voting instructions from the Members on such matters and, if required, will hold a meeting of the Members, and the Fund will vote its interest in the Master Fund, through the Offshore Fund, for or against such matters proportionately to the instructions received from the Members. Thus, the Offshore Fund will not vote on Master Fund matters requiring a vote of Master Fund members without the instruction of the Members. The Fund shall vote Interests for which it receives no voting instructions in the same proportion as the Interests for which it receives voting instructions. Members of the Fund will not be able to vote on the termination of the Offshore Fund’s or the Master Fund’s business, which may be determined by the Offshore Fund and Master Fund, respectively, without Member approval.

Proxy Voting Policies and Procedures

     The Fund will invest substantially all of its assets in the Master Fund (via the Offshore Fund), which in turn will invest in the securities of Investment Funds, which generally issue non-voting securities. On occasion, however, the Master Fund may receive notices from the Investment Funds seeking the consent of holders in order to materially change certain rights within the structure of the security itself or change material terms of the Investment Fund’s articles of association, limited partnership agreement, limited liability company operating agreement, or similar agreement with investors. To the extent that the Master Fund receives notices or proxies from Investment Funds (or receives proxy statements or similar notices in connection with any other portfolio securities), the Master Fund’s Board has delegated proxy voting responsibilities with respect to the Master Fund’s portfolio securities to the Manager, as a part of the general management of the Master Fund, subject to the Master Fund’s Board’s continued oversight. The Manager is permitted to delegate and has further delegated this responsibility to the Adviser. The Master Fund’s Board has directed that proxies must be voted consistent with the best interest of the Master Fund and its interest holders. The Manager and the Adviser present to the Master Fund’s Board their policies, procedures and guidelines for voting proxies at least annually, and notify the Master Fund’s Board promptly of material changes to any of these documents, and no less than annually the Manager reports to the Master Fund’s Board a record of each proxy voted with respect to the Master Fund’s portfolio securities during the year.

     The Adviser has implemented its own proxy voting policies and procedures (“Policies”). The Adviser’s general policy is to vote proxies in a manner that serves the best interest of the Adviser’s client (including the Master Fund), as determined by the Adviser in its discretion, taking into account the following factors: (1) the impact on the value of the returns of the Investment Fund; (2) the attraction of additional capital to the Investment Fund; (3) the alignment of the interests of the Investment Fund’s management with the interest of the Investment Fund’s beneficial owners, including establishing appropriate fees for the Investment Fund’s management; (4) the costs associated with the proxy; (5) the impact on redemption or withdrawal rights; (6) the continued or increased availability of portfolio information; and (7) industry and business practices.

     The Policies address, among other things, conflicts of interest that may arise between the interests of the Master Fund, and the interests of the Adviser and its affiliates. The Policies describe the way in which the Adviser resolves conflicts of interest. To resolve conflicts, the Adviser, under normal circumstances, votes proxies in accordance with the Policies. If the Adviser departs from the Policies with respect to a particular proxy or if the Policies do not specifically address a certain proxy proposal, the Adviser may vote the proxy as it determines to be in the Master Fund’s best interest, as long as such vote would be against the Adviser’s own interest in the matter. If the Adviser believes that it should vote in a way that may also benefit its own interest, the Adviser must take one of the following steps: (1) delegate the voting decision to (i) an independent third party or (ii) an independent committee of the Master Fund’s representatives; (2) inform the Master Fund’s investors of the conflict and obtain their consent to vote the proxy as recommended by the Adviser; or (3) obtain approval of the decision from the Adviser’s compliance committee.

     Under certain circumstances, the Adviser may abstain from voting or affirmatively decide not to vote, if the Adviser determines that it is in the Master Fund’s best interest. In making such determination, the Adviser will consider (i) the costs associated with exercising the proxy and (ii) any legal restrictions on trading resulting from the exercise of the proxy.

     A copy of the Policies is available without charge, upon request, by calling (800) 551-2145. The Fund and the Master Fund are required to file Form N-PX, with the complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. Once filed, the Forms N-PX will be available: (i) without charge, upon request, by calling (800) 551-2145; or (ii) by visiting the SEC's website at www.sec.gov.

BROKERAGE

The Master Fund

     The Master Fund anticipates that it will execute many of its transactions directly with the Investment Funds and that such transactions ordinarily will not be subject to brokerage commissions. In some instances, however, the Master Fund may incur expenses in connection with effecting its portfolio transactions, including the payment of brokerage commissions or fees payable to Investment Funds or parties acting on behalf of, or at the direction of, Investment Funds. The Master Fund will typically have no obligation to deal with any broker or group of brokers in executing transactions.

     The Master Fund (and the Fund, as an indirect investor in the Master Fund) will bear any commissions or spreads in connection with its portfolio transactions. In selecting brokers and dealers to effect transactions on behalf of the Master Fund, the Adviser will seek to obtain the best price and execution for the transaction, taking into account factors such as price, size of order, difficulty of execution and the operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. While the Adviser generally will seek reasonably competitive commission rates, the Master Fund will not necessarily be paying the lowest commission available on each transaction. In executing portfolio transactions and selecting brokers or dealers, the Adviser will seek to obtain the best overall terms available for the Master Fund. The Adviser will evaluate the overall reasonableness of brokerage commissions paid based upon its knowledge of available information as to the general level of commission paid by other institutional investors for comparable services.

The Investment Funds

     Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or markups.

     The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager or the Investment Manager’s other clients rather than its Investment Fund. The Adviser may consider the broker selection process employed by an Investment Manager as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

     Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Master Fund invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. In accordance with Section 17(e) of the 1940 Act and Rule 17e-1 thereunder which govern affiliate transactions, an affiliate of the Manager and/or the Adviser may effect brokerage transactions for an Investment Fund. However, the Adviser will not influence the Investment Managers’ broker selection process and will not consider an Investment Manager’s use of a broker affiliated with the Manager and/or the Adviser in making investment allocation decisions on behalf of the Master Fund.

ADMINISTRATOR

     In addition to its role as Manager, MCA serves as administrator to the Fund, the Offshore Fund and the Master Fund. Under the terms of the administration agreements entered into between (i) the Fund and the Administrator, (ii) the Master Fund and the Administrator and (iii) the Offshore Fund and the Administrator (each, an “Administration Agreement” and together, “Administration Agreements”), the Administrator is responsible, directly or through its agents, for providing administrative, accounting, investor and recordkeeping services for the Fund, the Offshore and the Master Fund. Such services include, among other things: convening and calling all meetings of the Board and the Master Fund’s Board and preparing the minutes of such meetings; providing general secretarial services and keeping the books and records of the Fund, the Offshore Fund and the Master Fund; paying all fees and expenses of the Fund, the Offshore Fund and the Master Fund; and supervising the activities of the Sub-Administrator. Further, with respect to the Fund, the Administrator is responsible, directly or through its agents, for the provision of personal Member services and account maintenance services to Members, such as handling of inquiries regarding the Fund; assisting in the enhancement of relations and communications between Members and the Fund; assisting in the maintenance of Members’ accounts with the Fund; assisting in the maintenance of Fund records containing Member information, such as changes of address; and providing other information and Member liaison services at the Fund’s request.

     Each Administration Agreement may be terminated by either party to the respective agreement at the end of the initial three-year term or any successive one-year term upon not less than 90 days’ prior written notice.

     In consideration of the administrative services provided to the Fund, the Fund will pay the Administrator a fee at an annual rate of 0.25% of the Fund’s net assets, plus an additional $15,000 annually. In addition, in consideration of the administrative services provided to the Master Fund, the Master Fund will pay the Administrator a fee at an annual rate of 0.20% of the Master Fund’s net assets (together, the “Administrative Fee”). The Administrative Fee will accrue monthly and will be paid out of the Fund’s and the Master Fund’s respective assets quarterly. The Fund as an indirect investor in the Master Fund will bear its pro rata share of the Administrative Fee paid by the Master Fund. The Fund and the Master Fund, respectively, will reimburse the Administrator for out-of-pocket expenses relating to services provided to the Fund and the Master Fund. The parties may, from time to time, renegotiate the Administrative Fee.

     The Administrator may waive, at its sole discretion, all or a portion of the Administrative Fee payable by the Fund. Any waiver would be for the benefit of all Members on an equal and pro rata basis. There can be no assurance that the Administrator will waive any portion of the Administrative Fee payable by the Fund.

     The Administrator may pay a portion of the Administrative Fee to entities that provide the Fund with ongoing investor services.

     The Administration Agreements provide that the Administrator, subject to certain limitations, will not be liable to the Fund, the Offshore Fund, the Master Fund or to Members for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreements, the Fund, the Offshore Fund and the Master Fund will agree to indemnify the Administrator from and against any and all liabilities and expenses whatsoever out of the Administrator’s actions under the Administration Agreements, other than liability and expense arising out of the Administrator’s fraud, gross negligence or willful default or misconduct.

     In accordance with the terms of the Administration Agreements, the Administrator has retained SEI Investments Global Funds Services, whose principal business is located at One Freedom Valley Drive, Oaks, PA, 19456, as a sub-administrator pursuant to a sub-administration agreement (the “Sub-Administration Agreement”). The Sub-Administrator assists the Administrator in providing administrative services to the Fund, the Offshore Fund and the Master Fund, including, but not limited to, the preparation of regulatory filings and compliance with all requirements of applicable securities laws, subject to the supervision of the respective Board of Directors. The Sub-Administrator calculates the values of the assets of the Fund and the Master Fund and generally assists on all aspects of the Fund’s, the Offshore Fund’s and the Master Fund’s administration and operation. The Sub-Administrator will generally supply and maintain office facilities (which may be in its own offices), statistical and research data, data processing services, clerical, accounting, bookkeeping and recordkeeping services (including, without limitation, the maintenance of such books and records as are required pursuant to record-keeping requirements under the 1940 Act, except as maintained by the Administrator), internal auditing, executive and administrative services; prepare reports to Members; coordinate the preparation and filing of tax returns; supply financial information and supporting data for reports to and filings with the SEC and various state Blue Sky authorities; supply supporting documentation for meetings of the Board and the Master Fund’s Board; provide monitoring reports and assistance regarding compliance with the Fund’s and the Master Fund’s limited liability company agreements, investment objectives and policies and with federal and state securities laws; arrange for appropriate insurance coverage; calculate net asset values, net income and realized capital gains or losses; negotiate arrangements with, and supervise and coordinate the activities of, agents and others to supply services; establish and maintain bank, custodian and other accounts; maintain a list of Members and generally perform all actions related to the issuance, repurchase and transfer of Interests, including the processing of subscription documentation and evaluating compliance with investor eligibility guidelines; accept payment for the Interests; compute and disseminate the net asset value of the Fund in accordance with the LLC Agreement; prepare for review the annual financial statements of the Fund and the Master Fund, as well as quarterly reports regarding the Fund’s and the Master Fund’s performance and net asset value; and perform additional services, as agreed upon, necessary in connection with the administration of the Fund, the Offshore Fund and the Master Fund.

     The Administrator will pay the Sub-Administrator out of its Administrative Fee a quarterly sub-administrative fee. The Administrator is responsible for the payment of the sub-administrative fee. The sub-administrative fee is not an additional expense of the Fund or the Master Fund. Either party may terminate the Sub-Administration Agreement at the end of the initial three-year term or any successive one-year term upon not less than 90 days’ prior notice.

CUSTODIAN AND ESCROW AGENT

     SEI Private Trust Company, whose principal business address is One Freedom Valley Drive, Oaks, PA 19456, serves as the custodian of the Fund’s, the Offshore Fund’s and the Master Fund’s assets pursuant to custodian services agreements with the Fund, the Offshore Fund and the Master Fund, and may maintain custody of such assets with U.S. sub-custodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board and the Master Fund’s Board. Under the terms of the custodian services agreements, the Custodian maintains a separate account in the name of the Fund, the Offshore Fund and the Master Fund, holds and transfers portfolio securities on account of the Fund, the Offshore Fund and the Master Fund, accepts receipts and makes disbursements of money on behalf of the Fund, the Offshore Fund and the Master Fund, collects and receives all income and other payments and distributions on account of the Fund’s, the Offshore Fund’s and the Master Fund’s securities, maintains the Master Fund’s subscription agreements from investments made in the Investment Funds, and makes periodic reports to the Board and the Master Fund’s Board concerning the Fund’s, the Offshore Fund’s and the Master Fund’s operations.

     In consideration of the custodian services, the Master Fund will pay the Custodian, and the Fund as an indirect investor in the Master Fund will bear its pro rata share of, a fee at an annual rate of 0.01% of the Master Fund’s net assets. The fee will accrue monthly and will be paid out of the Master Fund’s assets quarterly. The Fund and the Master Fund will also reimburse the Custodian for out-of-pocket expenses.

     SEI Private Trust Company also serves as the Fund’s escrow agent. Under the terms of the escrow agreement, the Escrow Agent has established a non-interest bearing escrow account in the name of the Fund and will promptly deposit in the escrow account funds remitted by prospective investors in connection with subscriptions for Interests. In the event a prospective investor is not admitted to the Fund as a Member, the Escrow Agent will promptly issue a refund to such investor in the amount of the investor’s remitted principal balance. In addition, the escrow account will hold funds equal to the value of Interests that have been accepted for repurchase and that the Fund has transferred into the escrow account prior to their payment to Members. The Escrow Agent will be responsible for providing the Fund with periodic account statements and for making distributions to the Fund upon each subscription date and to Members in connection with repurchases. The Fund will reimburse the Escrow Agent for out-of-pocket expenses.

FUND EXPENSES

     The Manager will provide, or will arrange at its expense for the provision of, certain management and administrative services to the Fund, the Offshore Fund and the Master Fund. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with management and administrative services; and reviewing and arranging for payment of the Fund’s, the Offshore Fund’s and the Master Fund’s expenses.

     In consideration of the investment advisory services that the Adviser provides to the Master Fund, the Manager will pay an amount equal to one-half of the Management Fee and one-half of any Incentive Fee to the Adviser. The Adviser will bear all of its own costs incurred in providing investment advisory services to the Master Fund.

     Fees and expenses borne by the Master Fund (and thus indirectly by the Fund and Members) include:

  All expenses related to the Master Fund’s investment program (other than the Adviser’s own costs), including, but not limited to:

    The Master Fund’s share of fees paid and expenses reimbursed to Investment Managers (including management fees, performance-based fees and redemption or withdrawal fees, however titled or structured);

    All costs and expenses directly related to portfolio transactions and positions for the Master Fund’s account, such as direct and indirect expenses associated with the Master Fund’s investments, including its investments in Investment Funds (whether or not consummated);

    All costs and expenses related to enforcing the Master Fund’s rights in respect of such investments;

    Transfer taxes and premiums;

    Taxes withheld on non-U.S. income;

    Fees for data and software providers;

    Research expenses;

    Professional fees (including, without limitation, the fees and expenses of consultants, attorneys and experts);

    Brokerage commissions, if applicable in connection with temporary or cash management investments;

    Interest and commitment fees on loans and debit balances;

    Borrowing charges on securities sold short;

    Dividends on securities sold but not yet purchased;

    and Margin fees;

  Fees and out-of-pocket expenses of the Custodian;

  The Management Fee;

  Costs and charges for equipment and services used in communicating information regarding the Master Fund’s transactions;

  Operational expenses, including, but not limited to:

    Any non-investment-related interest expense;

    Attorneys’ fees and disbursements;

    Fees and disbursements of accountants and expenses related to the annual audit of the Master Fund;

    The portion of the Administrative Fee and the Administrator’s out-of-pocket expenses paid by the Master Fund;

    Recordkeeping fees and expenses;

    The costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond;

    The costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to the Master Fund’s members;

    Fees and travel expenses of Directors relating to meetings of the Master Fund’s Board and committees thereof; and

    Any extraordinary expenses, including indemnification expenses.

Fees and expenses borne by the Fund (and thus indirectly by Members) include:

  Operational expenses, including, but not limited to:

    Any interest expense;

    Attorneys’ fees and disbursements;

    Fees and disbursements of accountants and expenses related to the annual audit of the Fund;

    The portion of the Administrative Fee and the Administrator’s out-of-pocket expenses paid by the Fund;

    Recordkeeping fees and expenses;

    Out-of-pocket expenses of the Escrow Agent;

    The costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond;

    The costs of preparing and mailing reports and other communications, including proxy, tender offer correspondence or similar materials, to Members;

    Fees and travel expenses of Directors relating to meetings of the Board and committees thereof; and

    Any extraordinary expenses, including indemnification expenses;

  Out-of-pocket expenses of the Custodian;

  The Incentive Fee, if any.

     The Manager will initially bear the Fund’s organizational costs and costs incurred in connection with the initial offering of Interests. The Fund will reimburse the Manager for these expenditures over the twelve-month period beginning on the Initial Closing Date. The Manager will bear the portion of any such expenses that remain unpaid after the twelve-month period. Newly admitted Members and existing Members that subscribe for additional Interests prior to the end of the twelve-month period will be allocated a pro rata share of any amounts previously reimbursed to the Manager during the twelve-month period, and those Members who bore the previously reimbursed expenditures will be credited with a pro rata share of the expenditures allocated to such newly admitted or existing Members.

     The Fund will pay the ongoing offering costs incurred in connection with the periodic offers of Interests. The Fund as an indirect investor in the Master Fund will also bear its pro rata share of any ongoing offering costs incurred in connection with the periodic offers of the Master Fund’s interests. The Fund will not bear any organizational or initial offering costs of the Master Fund.

     The Offshore Fund is expected to have minimal expenses, and the Manager has agreed to bear all operational expenses of the Offshore Fund. The Manager will also bear the Offshore Fund’s organizational expenses.

     Investment Funds will bear various expenses in connection with their operations similar to those incurred by the Fund and the Master Fund. Investment Managers generally will assess asset-based fees to and receive performance-based fees from the Investment Funds (or their investors), which effectively will reduce the investment return of the Investment Funds. These expenses and fees will be in addition to those incurred by the Fund and the Master Fund themselves. As an indirect investor in the Investment Funds, the Fund will bear its proportionate share of the expenses and fees of the Investment Funds, including any performance-based fees payable to the Investment Managers.

MANAGEMENT FEE

     In consideration of the services that the Manager will provide to the Master Fund, the Master Fund will pay the Manager, and the Fund as an indirect investor in the Master Fund will bear its share of, the Management Fee, quarterly, at the rate of 0.3125% (1.25% on an annualized basis) of the Master Fund’s net assets. The Management Fee will be an expense paid out of the Master Fund’s assets quarterly. The Fund’s indirect share of the Management Fee will decrease the value of the Fund’s investment in the Offshore Fund, and, as a consequence, will be reflected in the Members’ capital accounts (including the capital accounts of the Adviser and the Manager or any of their respective affiliates to the extent any of them holds an Interest) as a reduction to net profits or an increase to net losses credited to or debited from such capital accounts. Net assets for these purposes mean the total value of all assets of the Master Fund, less an amount equal to all accrued debts, liabilities and obligations of the Master Fund. The Management Fee will be computed based on the net assets of the Master Fund as of the end of business on the last business day of each quarter, after adjustment for any subscriptions effective on that date, and will be due and payable in arrears within five business days after the end of such quarter.

     In accordance with the Investment Advisory Agreement, as compensation for the services that the Adviser will provide to the Master Fund, the Manager will pay the Adviser one-half of the Management Fee and one-half of the Incentive Fee (described below). In addition, the Manager may pay a portion of the remaining Management Fee to entities that assist in the distribution of Interests and may be affiliated with the Manager. These payments will be in addition to the direct sales loads paid by investors. See “Subscriptions for Interests—Distribution Arrangements and Sales Loads.”

     The Manager may waive, at its sole discretion, up to one-half of the Management Fee. There is no other limit on the amount of the Management Fee the Manager may waive. Any waiver would be for the benefit of all Members, as well as other investors in the Master Fund, on an equal and pro rata basis. There can be no assurance that the Manager will waive any portion of the Management Fee.

INCENTIVE FEE

     In addition to the Management Fee, for each incentive period (which generally corresponds to a fiscal year), the Fund will pay the Manager an incentive fee equal to 10% of each Member’s net profits in excess of such Member’s Loss Carryforward Amount (before any accruals for Incentive Fees). The Manager will pay the Adviser one-half of the Incentive Fee.

     The Loss Carryforward Amount for a Member commences at zero and, for each Incentive Period, is increased by the net losses allocated to such Member’s capital account for such Incentive Period or is reduced (but not below zero) by the net profits allocated to such Member’s capital account for such Incentive Period. A Member’s Loss Carryforward Amount will be proportionately adjusted with respect to any contributions, transfers, distributions and repurchases applicable to the Member’s capital account.

     For these purposes, an Incentive Period will generally correspond to a fiscal year, but may vary with respect to Members. An Incentive Period may be composed of one or more consecutive fiscal periods, as discussed in “Capital Accounts and Allocations—Capital Accounts.”

CAPITAL ACCOUNTS AND ALLOCATIONS

Capital Accounts

     The Fund will maintain a separate capital account for each Member (including the Manager, the Adviser or any of their respective affiliates to the extent any of them contributes capital to the Fund as a Member). Each such capital account will have an opening balance equal to the Member’s initial contribution to the capital of the Fund and will be increased by the sum of any additional contributions by the Member to the capital of the Fund, plus any amounts credited to the Member’s capital account as described below. Each Member’s capital account will be reduced by the sum of the amount paid to the Member on any repurchase by the Fund of an Interest, or portion of an Interest, held by the Member, plus the amount of any distributions to the Member that are not reinvested, plus any amounts debited from the Member’s capital account as described below.

     Capital accounts of Members are adjusted as of the close of business on the last day of each of the Fund’s fiscal periods. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of the Fund’s business on the first to occur of the following: (1) the last day of a fiscal year of the Fund; (2) the last day of a taxable year of the Fund; (3) the day preceding any day on which a contribution to the capital of the Fund is made; (4) any day on which the Fund repurchases any Interest or portion of an Interest; (5) the day on which a substituted Member is admitted; (6) any day on which any amount is credited to or debited from the capital account of a Member other than an amount to be credited to or debited from the capital account of all Members in accordance with their “investment percentages;” or (7) the last day of a fiscal period of the Master Fund. The Fund will calculate an “investment percentage” for each Member as of the start of each fiscal period by dividing the balance of the Member’s capital account as of the commencement of the period by the sum of the balances of all capital accounts of all Members as of that date.

Allocation of Net Profits and Net Losses

     Net profits or net losses of the Fund for each of its fiscal periods will be allocated among and credited to or debited from the capital accounts of all Members as of the last day of the fiscal period in accordance with Members’ investment percentages for the fiscal period. Net profits or net losses will be measured as the net change in the value of the net assets of the Fund, including any net unrealized appreciation or depreciation of the Fund’s investment in the Offshore Fund, realized income and gains or losses in respect of the Fund’s investment in the Offshore Fund and accrued expenses of the Fund, before giving effect to any repurchases by the Fund of Interests or portions of Interests, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members’ investment percentages. The amount of net profits, if any, allocated to a Member may be reduced by the Member’s share of the Manager’s Incentive Fee. Allocations for U.S. federal income tax purposes generally will be made among the Members so as to reflect equitably the amounts credited or debited to each Member’s capital account for the current and prior fiscal years.

Allocation of Special Items - Certain Withholding Taxes and Other Expenditures

     Withholding taxes or other tax obligations incurred by the Fund that are attributable to any Member will be debited from the capital account of that Member as of the close of the fiscal period during which the Fund paid those obligations, and any amounts distributable at or after that time to the Member (if any) will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member’s Interest is required to pay upon demand to the Fund, as a contribution to the capital of the Fund, the amount of the excess. The Fund is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Fund determines that a Member is eligible for a refund of any withholding tax, it may, at the request and expense of the Member, assist the Member in applying for the refund.

     Any expenditures payable by the Fund, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members, will generally be charged to only those Members on whose behalf the payments are made or whose circumstances gave rise to the payments. These charges will be debited to the capital accounts of the applicable Members as of the close of the fiscal period during which the items were paid or accrued by the Fund.

Reserves

     Appropriate reserves may be created, accrued and charged against net assets and proportionately against the capital accounts of the Members for contingent liabilities as of the date the contingent liabilities become known to the Fund. Reserves will be in such amounts (subject to increase or reduction) that the Fund may deem necessary or appropriate. The amount of any reserves and any increase or decrease in them will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Members at the time when the reserves are created, increased or decreased, except that, if the reserves, or any increase or decrease in them, exceeds the lesser of $500,000 or 1.0% of the aggregate value of the capital accounts of all those Members, the amount of the reserve, increase or decrease may instead be charged or credited to those investors who were Members at the time, as determined by the Fund, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

Net Asset Valuation

     The Fund and the Offshore Fund will compute their net asset value as of the last business day of each “fiscal period” (as defined under “—Capital Accounts”). Such computation is expected to occur on a monthly basis and other times at the Board’s discretion. In determining its net asset value, the Fund and the Offshore Fund will value their investments as of such fiscal period-end. The net asset value of the Fund and the Offshore Fund will equal the value of the assets of the Fund and the Offshore Fund, respectively, less all of each entity’s respective liabilities, including accrued fees and expenses. The value of a Member’s capital account will equal the net asset value of the Fund, multiplied by such Member’s investment percentage. The assets of the Fund will consist of its interest in the Offshore Fund. In computing its net asset value, the Fund will value its interest in the Offshore Fund at the value of the Offshore Fund’s interest in the Master Fund, and the Offshore Fund will value its interest in the Master Fund at the net asset value provided by the Master Fund to the Offshore Fund and the Fund.

     The net asset value of the Master Fund will equal the value of the total assets of the Master Fund less all of its liabilities, including accrued fees and expenses. The Master Fund’s Board has approved procedures pursuant to which the Master Fund will value its investments in Investment Funds at fair value. In accordance with these procedures, fair value as of each fiscal period-end ordinarily will be the value determined as of such fiscal period-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Master Fund’s valuation. As a general matter, the fair value of the Master Fund’s interest in an Investment Fund will represent the amount that the Master Fund could reasonably expect to receive from an Investment Fund if the Master Fund’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Master Fund believes to be reliable. In the unlikely event that an Investment Fund does not report a fiscal period-end value to the Master Fund on a timely basis, the Master Fund would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well any other relevant information available at the time the Master Fund values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as “estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Master Fund’s valuation date.

     Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available and will otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with industry practice and compatible with the valuation methods used by the Master Fund for valuing its own investments. The Adviser is required to make an affirmative determination that using the valuation methodology of the Investment Fund to value the Master Fund’s investment in such Fund is not inconsistent with the Adviser’s and the Master Fund Board’s fiduciary obligations under the Advisers Act and the 1940 Act. Prior to investing in any Investment Fund, the Adviser will also confirm that the Investment Fund is obligated to inform its investors, in a timely fashion, of any material changes to its valuation methodology.

     The Master Fund’s valuation procedures require the Adviser to consider all relevant information available at the time the Master Fund values its portfolio. The Adviser and/or the Master Fund’s Board will consider such information and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Master Fund’s interests in the Investment Fund.

     As part of its consideration of all relevant information, the Adviser monitors all Investment Funds and compares the individual monthly results of each Investment Fund with that of other hedge fund managers that use the same type of investment strategy. In the unusual circumstance where an Investment Fund’s performance is not in line with its peer group, the Adviser will contact the Investment Manager and attempt to find a logical and reasonable explanation for the disparity in returns. Any outlying results, either positive or negative, are followed up with the Investment Manager to determine the cause and to see if further review of the situation is required. If, based on relevant information available to the Adviser at the time the Master Fund values its portfolio, the Adviser concludes that the value provided by the Investment Fund does not represent the fair value of the Master Fund’s interests in the Investment Fund, the Adviser will take steps to recommend a fair value for the Master Fund’s interests in the Investment Fund to the Master Fund’s Board for its consideration.

     Although the procedures approved by the Master Fund’s Board provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Master Fund’s Board will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited). The Adviser does not generally have access to all necessary financial and other information relating to the Investment Funds, including information about the securities in which the Investment Funds invest or their valuation, in order to determine independently the Investment Funds’ net asset values.

     The Master Fund’s interest in an Investment Fund is valued at an amount equal to the Master Fund’s capital account in the Investment Fund which issued such interest, as determined pursuant to the instrument governing such issuance. As a general matter, the governing instruments of the Investment Funds in which the Master Fund invests provide that any securities or investments which are illiquid, not traded on an exchange or in an established market or for which no value can be readily determined, will be assigned such fair value as the respective Investment Managers may determine in their judgment based on various factors. Such factors depend on the type of security being valued and include, but are not limited to, aggregate dealer quotes or independent appraisals. Such valuations may not be indicative of what actual fair market value would be in an active, liquid or established market. Prospective investors should be aware that Investment Managers may face a conflict of interest in valuing the Investment Fund’s securities because the values given to the securities will affect the Investment Managers’ compensation.

     Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Master Fund’s Board, in the absence of specific transaction activity in interests in a particular Investment Fund, the Master Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. In accordance with generally accepted accounting principles and industry practice, the Master Fund may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Investment Fund. In other cases, as when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Master Fund may determine that it was appropriate to apply a discount to the net asset value of the Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Master Fund’s Board.

     The valuations reported by the Investment Managers of the Investment Funds, upon which the Master Fund calculates its fiscal period-end net asset value, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Master Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Members whose Interests were repurchased prior to such adjustments and who received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to net asset value of an Investment Fund adversely affect the Master Fund’s net asset value, the outstanding Interests will be adversely affected by prior repurchases to the benefit of Members whose Interests were repurchased at a net asset value higher than the adjusted amount. Conversely, any increases in the net asset value of the Interests resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Interests and to the detriment of Members whose Interests were previously repurchased at a net asset value per Interest lower than the adjusted amount. The same principles apply to the purchase of Interests. New Members may be affected in a similar way.

     The procedures approved by the Master Fund’s Board provide that, where deemed appropriate by the Adviser and consistent with the rules governing valuation of portfolio securities under the 1940 Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Master Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Master Fund’s investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Master Fund’s Board, determines in good faith best reflects approximate market value. The Master Fund’s Board will oversee the valuation policies utilized by the Adviser as to their fairness to the Master Fund and consistency with the Master Fund’s valuation procedures.

     To the extent the Adviser invests the assets of the Master Fund in securities or other instruments that are not investments in Investment Funds, the Master Fund will generally value such assets as described below. Securities traded on one or more of the U.S. national securities exchanges, the Nasdaq Stock Market or the OTC Bulletin Board will be valued at their last composite sale prices as reported at the close of trading on the exchanges or markets where such securities are traded for the business day as of which such value is being determined. Securities traded on a foreign securities exchange will generally be valued at their last sale price on the exchange where such securities are primarily traded. If no sales of particular securities are reported on a particular day, the securities will be valued based on their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer, or pricing service. Redeemable securities issued by a registered open-end investment company will be valued at the investment company’s net asset value per share. Other securities for which market quotations are readily available will generally be valued at their bid prices, or ask prices in the case of securities held short, as obtained from the appropriate exchange, dealer, or pricing service. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith in accordance with procedures approved by the Master Fund’s Board.

     In general, fair value represents a good faith approximation of the current value of an asset and will be used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Master Fund’s Board will reevaluate its fair value methodology to determine, what, if any, adjustments should be made to the methodology.

     Debt securities will be valued in accordance with the Master Fund’s valuation procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Master Fund’s Board will oversee the Adviser’s process for monitoring the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of 60 days or less, absent unusual circumstances, will be valued at amortized cost, so long as the Master Fund’s Board determines that such valuations represent fair value.

     Assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Master Fund is determined. When such events materially affect the values of securities held by the Master Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Master Fund’s Board.

     The Adviser or its affiliates act as investment adviser to other clients that may invest in securities for which no public market price exists. Valuation determinations by the Adviser or its affiliates for other clients may result in different values than those ascribed to the same security owned by the Master Fund. Consequently, the fees charged to the Master Fund and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

     Expenses of the Master Fund, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

     Prospective investors should be aware that situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the Master Fund’s net assets if the judgments of the Master Fund’s Board, the Adviser, or Investment Managers to the Investment Funds should prove incorrect. Also, Investment Managers will only provide determinations of the net asset value of Investment Funds on a monthly basis. The Adviser typically receives information from the Investment Managers as of month-end, within fifteen business days after month-end. Therefore, it will not be possible to determine the net asset value of the Master Fund more frequently.

CONFLICTS OF INTEREST

     The Manager, MCA, and its parent company, MSD&T, and MSD&T’s parent company, MBC (together with their affiliates and subsidiaries) are involved in a broad spectrum of financial services and asset management activities including sponsoring and managing both registered and private investment funds and merchant banking. MSD&T’s affiliate, Mercantile Brokerage Services, Inc., also engages in broker-dealer transactions, and other similar activities. In the ordinary course of business, MCA engages in activities in which MCA’s interests or the interests of its clients may conflict with the interests of the Master Fund, the Offshore Fund, the Fund or the Members. The Adviser also engages in activities which may conflict with the interests of the Master Fund, the Offshore Fund, the Fund or the Members. In addition, the Investment Managers of the Investment Funds to which the Master Fund allocates its assets, and their affiliates may have clients, businesses and interests in addition to managing the assets of the Investment Funds. The discussion below sets out certain conflicts of interest that may arise; conflicts of interest not described below may also exist. Neither the Manager nor the Adviser can give any assurance that any conflicts of interest will be resolved in favor of the Master Fund, the Offshore Fund, the Fund or the Members. In acquiring an Interest, a Member will be deemed to have acknowledged the existence of potential conflicts of interest relating to MCA, the Adviser and the Investment Managers, and to the Fund’s operating in the face of those conflicts.

Transactions by the Adviser and the Manager

     The Adviser and the Manager may pursue acquisitions of assets and businesses and identification of investment opportunities in connection with their existing businesses or a new line of business without first offering the opportunity to the Fund or the Master Fund. Such an opportunity could include a business that competes with the Fund, the Master Fund or an Investment Fund in which the Master Fund has invested or proposes to invest.

Compensation for Services

     The Manager, the Adviser or their respective affiliates may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with the Fund, the Master Fund or Members and may be paid before the Fund realizes a return on its investment. The Manager, the Adviser or their respective affiliates may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than the Master Fund or to earn compensation. The Manager, the Adviser or their respective affiliates may also act as prime broker for Investment Funds.

Asset Management Activities

     The Adviser and the Manager conduct a variety of asset management activities, including sponsoring or advising both registered and unregistered investment funds. Those activities may also include managing assets of employee benefit plans that are subject to ERISA and related regulations. The Manager’s investment management activities may present conflicts if the Fund or the Master Fund and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

Voting Rights in Investment Funds

     From time to time, sponsors of Investment Funds may seek the approval or consent of an Investment Fund’s investors in connection with certain matters. In such a case, the Adviser will have the right to vote in its discretion the interest in the Investment Fund held by the Master Fund, on behalf of the Master Fund. The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Master Fund’s investment in the Investment Funds. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Master Fund.

     The Master Fund may, for regulatory reasons, limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold substantial amounts of non-voting securities in a particular Investment Fund. The Master Fund’s lack of ability to vote may result in a decision for an Investment Fund that is adverse to the interests of the Fund and the Members. In certain circumstances, the Master Fund may waive voting rights or elect not to exercise them, such as to achieve compliance with U.S. bank holding company laws.

Client Relationships

     The Manager, the Adviser, and their respective affiliates have existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Master Fund, the Manager and the Adviser may face conflicts of interest with respect to activities recommended to or performed for the clients, the Master Fund, the Fund, the Members and/or the

Investment Funds. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Master Fund.

Confidential Information

     In addition, due to the relationship with various third parties, affiliates of the Manager or the Adviser may have access to information regarding the Investment Funds in which the Master Fund invests. Members should be aware, however, that the Manager and the Adviser will generally be unable to access such information due to confidentiality, “Ethical Wall” or other legal considerations. As a result, the Manager and the Adviser may sometimes make investment decisions different than those they would make if they had such access, and such decisions may result in a material loss to the Fund. The Manager’s and the Adviser’s affiliates are not required to, and are generally prohibited from, affording the Manager or the Adviser access to all relevant information they may possess.

     The Manager or the Adviser may from time to time come into possession of confidential information relating to an Investment Fund which the Manager and the Adviser will not use for the benefit of the Fund, due to confidentiality concerns or legal considerations. In addition, the Adviser may also develop analyses or opinions of one or more Investment Funds, and buy or sell interests in one or more Investment Funds, on behalf of other “funds of hedge funds” operated by the Adviser but not on behalf of the Fund. The Adviser regards its analyses as proprietary and confidential, and will not disclose its opinions or purchase and sale activities regarding any Investment Fund except to investors in the periodic reports distributed by the Adviser.

Incentive Fee and Performance-Based Fees of Investment Managers

     Investment Managers may receive performance-based fees in the event that the relevant Investment Fund generates net profits. Likewise, the Adviser may receive a portion of the Incentive Fee if the Fund generates net profits. The fact that the performance-based fees and the Incentive Fee are payable or made out of net profits may create an incentive for an Investment Manager or the Adviser to make investments that are riskier and more speculative than they otherwise would make in the absence of such performance-based compensation.

Related Funds

     Personnel of the Adviser, the Manager and their respective affiliates provide advisory services to various other funds that utilize an investment program that is substantially similar to that of the Fund and the Master Fund. Conflicts of interest may arise for the Adviser or the Manager in connection with certain transactions involving investments by the Master Fund in Investment Funds, and investments by other funds advised by the Adviser, or sponsored or managed by the Manager, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Fund by other funds advised or managed by the Adviser, the Manager or their respective affiliates. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, members or employees, but that the investment is not appropriate for the Master Fund. Situations also may arise in which the Adviser or an affiliate, or their clients, have made investments that would have been suitable for investment by the Master Fund but, for various reasons, were not pursued by, or available to, the Master Fund. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, members or employees may disadvantage the Master Fund in certain situations, if among other reasons, the investment activities limit the Master Fund’s ability to invest in a particular Investment Fund.

Management of the Fund and the Master Fund

     Personnel of the Adviser, the Manager and their affiliates will devote such time as the Adviser, the Manager and their affiliates, in their discretion, deem necessary to carry out the operations of the Fund, the Offshore Fund and the Master Fund effectively. Officers and employees of the Manager and its affiliates will also work on other projects for MBC and its other affiliates (including other clients served by the Manager and its affiliates) and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

Other Clients Advised by Investment Managers of the Investment Funds

     Conflicts of interest may arise from the fact that the Investment Managers of the Investment Funds and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Master Fund will have no interest. The Investment Managers may have financial incentives to favor certain of such accounts over the Investment Funds. Any of their proprietary accounts and other customer accounts may compete with the Investment Funds for specific trades, or may hold positions opposite to positions maintained on behalf of the Investment Fund. The investment advisers of the Investment Funds may give advice and recommend securities to, or buy or sell securities for, an Investment Fund in which the Master Fund has invested, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Investment Fund in which the Master Fund is invested.

Allocation of Investment Opportunities by Investment Managers

     Each Investment Manager of an Investment Fund will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the relevant Investment Fund and accounts under management at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (i.e., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ, the investment activities of an Investment Fund, on the one hand, and the managed accounts, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Investment Fund may differ from those of the other managed accounts. Accordingly, prospective Members should note that the future performance of an Investment Fund and its Investment Manager’s other accounts will vary.

“Soft Dollar” Payments

     The Investment Manager will select the brokers utilized by the Investment Funds. Any Investment Manager may engage in “soft dollar” practices whether or not such practices fall within the soft dollar safe harbor established by Section 28(e) of the Exchange Act which permits the payment of a brokerage commission amount in excess of the amount that would have been charged by another broker or dealer, as long as such amount was determined in good faith to be reasonable in relation to the value of the services provided. Thus, an Investment Manager may receive “brokerage and related services” covered by such safe harbor as well as office space, overhead expense reimbursement, and similar benefits not covered by such safe harbor. In doing so, the Investment Managers may pay higher commissions than those charged by brokers that do not provide such services or benefits.

Proprietary Trading

     Each Investment Manager and its principals, officers, employees, and affiliates, may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Master Fund or an Investment Fund. As a result of differing trading and investment strategies or constraints, principals, officers, employees, and affiliates of the Investment Manager may take positions that are the same, different, or made at a different time than positions taken for the Investment Fund.

Participation in Investment Opportunities

     The Adviser will consider the Master Fund for all appropriate investment opportunities available to it. Similarly, the Adviser anticipates that each Investment Manager will consider participation by the Master Fund, or an Investment Fund in which the Master Fund participates, in all appropriate opportunities that are also under consideration by the Investment Funds and other accounts managed by the Investment Managers, other than the Master Fund (“Other Client Accounts”), that pursue investment programs similar to that of the Master Fund. Circumstances may arise, however, under which the Adviser or an Investment Manager will cause its Other Client Accounts to commit a larger percentage of their assets to an investment opportunity than to which they will commit assets of the Master Fund or an Investment Fund. Circumstances may also arise under which an Investment Manager will consider participation by its Other Client Accounts in investment opportunities in which they do not to invest on behalf of the Master Fund or an Investment Fund, or vice versa.

     Certain investment activities conducted by the Manager, the Adviser, or the Investment Managers for the Other Client Accounts may be disadvantageous to the Master Fund. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for the Master Fund, or an Investment Fund in which the Master Fund participates and/or Other Client Accounts (collectively, “Co-Investors” and, individually, a “Co-Investor”), limiting the size of the Master Fund’s or an Investment Fund’s position; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

     The Manager, the Adviser, each Investment Manager, and their respective principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of the Master Fund or an Investment Fund in which the Master Fund participates. As a result of differing trading and investment strategies or constraints, principals, officers, employees and affiliates of the Investment Manager may take positions that are the same, different from or made at different times than positions taken for the Master Fund or an Investment Fund.

     The Manager, the Adviser, the Investment Managers or their respective affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Investment Funds or the Master Fund.

Other Matters

     An Investment Manager may from time to time cause an Investment Fund to effect certain principal transactions in securities with one or more Other Client Accounts, subject to certain conditions. For example, these transactions may be made in circumstances in which the Investment Manager determined it was appropriate for the Investment Fund to purchase and an Other Client Account to sell, or the Investment Fund to sell and an Other Client Account to purchase, the same security or instrument on the same day. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

     The Adviser, its affiliates and their directors, officers and employees, may buy and sell securities or other investments for their own accounts, including interests in Investment Funds, and may have conflicts of interest with respect to investments made by the Adviser on behalf of the Master Fund. As a result of differing trading and investment strategies or constraints, directors, officers and employees of the Adviser or its affiliates may take positions that are the same, different from or made at different times from positions taken for the Master Fund. To lessen the possibility that this personal trading will adversely affect the Master Fund, the Master Fund, the Manager and the Adviser each adopted a Code of Ethics that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Master Fund’s portfolio transactions. See “Codes of Ethics.”

     The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, the Offshore Fund or the Master Fund. Future investment activities of the Manager, the

Adviser and their respective affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

SUBSCRIPTIONS FOR INTERESTS

Subscription Terms

     The Fund intends to accept initial and additional subscriptions for Interests made after the Initial Closing Date as of the first business day of each calendar month. A prospective investor must submit to the Fund a completed investor application before the applicable subscription date. In addition, all subscriptions are subject to the actual receipt of payment in the full amount of the subscription no later than at the close of business (5 p.m. EST) on the third business day prior to the applicable subscription date. Although the Fund may accept, in its sole discretion, a subscription prior to actual receipt of payment, an investor may not become a Member until payment has been received. Any amounts received in advance of the initial or each subsequent applicable subscription date will be placed in a non-interest bearing escrow account with the Escrow Agent prior to their investment in the Fund.

     The Fund reserves the right to reject, in its sole discretion, any subscription. The Fund also reserves the right, in its sole discretion, not to accept future subscriptions at any time and from time to time.

     The minimum initial investment in the Fund from each investor is $75,000, and the minimum additional investment in the Fund is $10,000. The Fund may reduce these minimum initial and additional investment amounts with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Fund, the Master Fund, the Adviser, the Manager or their affiliates). The Fund may accept investments for any lesser amount under certain circumstances, including where an investor has significant assets under the management of the Manager or its affiliate, in the case of regular follow-on investments and other special circumstances that may arise.

     In addition, the Fund may, in its discretion, repurchase a Member’s entire Interest if the Member’s capital account balance in the Fund, as a result of repurchase or transfer requests by the Member, falls below $50,000. The Fund reserves the right to repurchase the Member’s entire Interest under this circumstance in order to help prevent operational inefficiencies and expense with respect to account administration. There may be instances in which the Fund may choose not to repurchase a Member’s entire Interest despite such capital account balance shortfall, including cases in which it is anticipated that the Member’s capital account balance will only temporarily fall below $50,000, the Member’s capital account balance taken together with the Member’s investments through related accounts exceeds $50,000, the Member has significant assets under management of the Manager or its affiliate, and in other special circumstances.

     Except as otherwise permitted by the Board, Members must make initial and any additional contributions to the capital of the Fund in cash, and transmit all contributions by the time and in the manner that is specified in the subscription documents of the Fund. Initial and any additional contributions to the capital of the Fund will be payable in one installment. Although the Fund may accept contributions of securities in the sole discretion of the Board, the Fund has no intention at present of accepting contributions of securities. If the Fund chooses to accept a contribution of securities, the securities would be valued in the same manner as the Fund values its other assets.

     Each new Member must agree to be bound by all of the terms of the LLC Agreement by signing an investor application. Each potential investor must also represent and warrant in the investor application, among other things, that the investor is an “Eligible Investor” as described below and is purchasing an Interest for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Interest.

     In the event that the Fund does not receive subscriptions for Interests in an amount considered to be sufficient to successfully operate the Fund, the Fund will liquidate as soon as practicable, and return to Members the amount of their subscriptions.

Eligible Investors

     Each prospective investor in the Fund will be required to certify to the Fund that the investor is a “qualified client” within the meaning of Rule 205-3 under the Advisers Act. A “qualified client” means a company (other than an investment company) that has a net worth of more than $1.5 million, or that meets certain other qualification requirements.

     In addition, because the Fund is designed for investment by tax-exempt and tax-deferred investors, investors must be one of the following: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Code by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts (including regular IRAs, spousal IRAs for non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities.

     Investors who meet the qualifications set forth above are referred to in this prospectus as “Eligible Investors.”

     Existing Members subscribing for additional Interests will be required to qualify as Eligible Investors at the time of each additional subscription. The qualifications required to invest in the Fund will appear in an investor application that must be completed by each prospective investor and are also set out in Appendix B to the prospectus.

Distribution Arrangements and Sales Loads

     Mercantile Investment Services, Inc. is the distributor of the Interests. The Distributor is a wholly-owned subsidiary of The BISYS Group, Inc. and maintains its principal office at 100 Summer Street, Suite 1500, Boston, MA 02110. Interests may be purchased through the Distributor or through broker-dealers that have entered into selling agreements with the Distributor.

     Pursuant to the Distribution Agreement between the Fund and the Distributor, the Distributor serves in its capacity on a best-efforts basis, subject to various conditions. The Distributor may solicit orders for Interests on behalf of the Fund and will engage in any activities it deems appropriate in connection with the promotion and sale of the Interests. Neither the Distributor nor any other broker-dealer is obligated to buy any Interests from the Fund. The Distributor does not intend to make a market in the Interests. The Fund has agreed to indemnify the Distributor and its affiliates against certain liabilities, including certain liabilities arising under the Securities Act.

     The Distributor will generally be entitled to receive a sales load from each investor purchasing an Interest. The specific amount of the sales load will depend on the size of the investment in the Fund, as follows:

  3% on the first $500,000 of any investment;

  2% on the amount of any investment that exceeds $500,000, but is less than $1 million; and

  1% on the amount of any investment that exceeds $1 million.

     The sales load is “stepped up”, meaning that an investor who makes a $600,000 investment in the Fund will pay a 3% sales load on $500,000 of its investment and a 2% sales load on $100,000 of its investment.

     The sales load will be deducted from a prospective Member’s subscription amount; it will not constitute a capital contribution made by the Member to the Fund nor part of the assets of the Fund.

     Interests purchased by the following investors are not subject to any sales load:

     (1) the Manager or its affiliates;

     (2) the Distributor;

     (3) present or former officers, managers, directors, registered representatives and employees (and the “immediate family” of any such person, which term encompasses such person’s spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, aunts, uncles, nieces and nephews and relatives by virtue of a remarriage (step-children, step-parents, etc.) as well as siblings of such person’s spouse and a spouse of such person’s siblings) of the Fund, the Master Fund, the Manager and its affiliates, and retirement plans established by them for their employees;

     (4) purchasers for whom the Manager or one of its affiliates acts in a fiduciary, advisory, custodial, or similar capacity;

     (5) purchasers that use proceeds from an account for which the Manager or one of its affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Interests;

     (6) brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals);

     (7) broker-dealers, investment advisers or financial planners that have entered into an agreement with the Distributor and that purchase Interests for (i) their own accounts, or (ii) the accounts of eligible clients and that charge a fee to the client for their services; and

     (8) clients of such investment advisers or financial planners described in (7) above that place trades for the clients’ own accounts if such accounts are linked to the master account of the investment adviser or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor.

     The Fund offers a right of accumulation. Under this right, the amount of a Member’s each additional investment in the Fund will be aggregated with the amount of the Member’s initial investment and any additional investments in determining the applicable sales load at the time of the additional investment. The right of accumulation also permits an investor’s investment in the Fund to be combined with investments made by the investor’s spouse, or for individual accounts (including IRAs and retirement savings plans under Section 403(b) of the Code), joint accounts of such persons, and for trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all Interests purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will aggregate the amount of each additional investment in the Fund with the amount of the Member’s initial investment and any other investments, if currently owned, to determine the applicable sales load. The reduced sales load will apply only to current purchases. For purposes of determining the sales load for an investment in the Fund, the right of accumulation privileges do not apply to investments in other funds managed by MCA or its affiliates.

     An investor must request the reduced sales load or waiver of sales load when making an investment.

     The Distributor may reallow a portion of the sales load to selling brokers and dealers with whom it has agreements. In addition, the Distributor or its affiliates may pay from their own resources additional compensation, either at the time of sale or on an on-going basis, to brokers and dealers in connection with the sale and distribution of the Interests or servicing of investors and for referrals of such brokers and dealers.

REDEMPTIONS, REPURCHASES AND TRANSFERS OF INTERESTS

No Right of Redemption

     No Member or other person holding an Interest (as discussed herein, “Interests” includes portions of an Interest) acquired from a Member, will have the right to require the Fund to redeem the Interest. No public market for Interests exists, and none is expected to develop in the future. In addition, transfers and redemptions of Interests will be limited so as to ensure that the Fund will not be treated as a “publicly traded partnership” for U.S. federal tax purposes. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Interests by the Fund, as described below.

Repurchases of Interests

     The Fund may from time to time repurchase Interests from Members in accordance with written tenders by Members at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. Each such repurchase offer may be limited and will generally apply to 5% to 25% of the net assets of the Fund. In determining whether the Fund should offer to repurchase Interests from Members, the Board will consider a variety of factors. The Board expects that the Fund will offer to repurchase Interests from Members quarterly. The Board will consider the recommendation of the Manager and will also consider the following factors, among others, in making its determination:

  whether any Members have requested to tender Interests to the Fund;

  the liquidity of the Fund’s assets;

  the investment plans and working capital and reserve requirements of the Fund;

  the relative economies of scale of the tenders with respect to the size of the Fund;

  the history of the Fund in repurchasing Interests; and

  any anticipated tax consequences to the Fund of any proposed repurchases of Interests.

     The Fund’s assets will consist primarily of its indirect interest in the Master Fund, which will be held through the Offshore Fund. Therefore, in order to finance the repurchase of Interests pursuant to tender offers, the Fund may find it necessary to redeem all or a portion of its shares in the Offshore Fund and cause the Offshore Fund to liquidate a corresponding portion of the Offshore Fund’s interest in the Master Fund. The Fund will cause the Offshore Fund to liquidate its interest in the Master Fund by passing a resolution in the Fund’s capacity as managing member of the Offshore Fund. In order to liquidate its interest in the Master Fund, the Offshore Fund (which is effectively controlled by the Fund’s Board) must accept repurchase offers made by the Master Fund and distribute the proceeds of such repurchases to the Fund. The Fund will not conduct a repurchase offer for Interests unless the Master Fund simultaneously conducts a repurchase offer for interests in the Master Fund and repurchases the interests of the Offshore Fund.

     The Master Fund’s Board expects that the Master Fund will conduct repurchase offers on a quarterly basis in order to permit the Fund to meet its obligations under its repurchase offers. However, there are no assurances that the Master Fund’s Board will, in fact, decide to undertake such a repurchase offer, and consequently that the Fund will be able to finance the repurchase of Interests. The Fund cannot make a repurchase offer larger than the corresponding repurchase offer made by the Master Fund. The Master Fund will make repurchase offers, if any, to all of its investors, including the Offshore Fund, on the same terms, and this feature may affect the size of the Master Fund’s repurchase offers. Subject to the Master Fund’s investment restriction with respect to borrowings, the Master Fund may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer.

     The LLC Agreement provides for the dissolution of the Fund if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether pursuant to a single repurchase offer or multiple consecutive offers within the two-year period).

     The Fund will repurchase Interests from Members pursuant to written tenders on terms and conditions that the Board determines to be fair to the Fund and to all Members or persons holding Interests acquired from Members. The value of a Member’s Interest that is being repurchased will be equal to the value of the Member’s capital account (or the portion of it being repurchased) as of the date of the repurchase, after giving effect to all allocations that are made as of that date. When the Board determines that the Fund will repurchase Interests, the Fund will provide notice to Members describing the terms of the offer, containing information Members should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Members deciding whether to tender their Interests during the period that a repurchase offer is open may obtain the net asset value of their Interests by contacting the Fund during the period.

     Repurchases of Interests from Members by the Fund may be paid, at the discretion of the Fund, in cash, or by the distribution of securities in kind or partly in cash and partly in kind. The Fund, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Members not tendering Interests for repurchase. Repurchases will be effective after receipt and acceptance by the Fund of all eligible written tenders of Interests from Members. Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Members on a proportional basis.

     The Fund charges a repurchase fee of 1.00% on repurchases of Interests that have been held less than 180 days. The fee will be deducted from the repurchase proceeds due to the Member who tendered its Interest for repurchase, and cannot be paid separately. The fee will be credited to the assets of the Fund, and is designed to offset the brokerage commissions, market impact, and other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term holding of Interests. From time to time, the Fund may waive or modify the repurchase fee for certain categories of investors. The Fund reserves the right to modify the terms of or terminate this fee at any time. The fee is not a deferred sales charge, is not a commission paid to the Manager, the Adviser or their affiliates, and does not benefit such persons in any way.

     The Fund may have to effect a withdrawal from the Master Fund (via the Offshore Fund) to pay for the Interests being repurchased, and, in turn the Master Fund may have to effect withdrawals from the Investment Funds to pay for the repurchase of the interest in the Master Fund. Due to liquidity restraints associated with the Master Fund’s investments in the Investment Funds, the Fund expects to employ the following repurchase procedures:

  If the Board elects to offer to repurchase Interests, the Fund will send each Member a repurchase offer that explains the terms and conditions of the repurchase. The Fund will send the repurchase offer to Members at least 20 business days prior to the date on which the Member must notify the Fund that the Member has elected to tender Interests to the Fund.

  A Member choosing to tender an Interest for repurchase must do so by the notice date (the “Notice Date”), which generally will be the 25th calendar day of the second month prior to the month containing the date as of which Interests are to be repurchased. Interests will be valued as of the valuation date (the “Valuation Date”), which is generally expected to be the last business day of March, June, September or December. For example, a Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25th.

  Promptly after the Notice Date, the Fund will give to each Member whose Interest has been accepted for repurchase a promissory note (the “Promissory Note”) entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interest.

  The Promissory Note, which will be non-interest bearing and non-transferable, is expected to contain terms providing for payment at two separate times.

  The initial payment in respect of the Promissory Note (the “Initial Payment”) will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of the Valuation Date. The Initial Payment will be made as of the later of (i) a period of within 30 days after the Valuation Date, or (ii) if the Master Fund has requested withdrawal of its capital from any Investment Funds in order to fund the repurchase of the Fund’s interests in the Master Fund, within ten business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from the Investment Funds.

  The second and final payment in respect of the Promissory Note (the “Post-Audit Payment”) will be in an amount equal to the excess, if any, of (i) the value of the repurchased Interest, determined as of the Valuation Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Valuation Date occurs, over (ii) the Initial Payment. The Manager anticipates that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of each fiscal year of the Fund and that the Post-Audit Payment will be made promptly after the completion of the audit.

  Although the amounts required to be paid by the Fund under the Promissory Note will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

     If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Interests as would be available under the procedures described above.

     Upon its acceptance of tendered Interests for repurchase, the Fund will maintain daily on its books a segregated account consisting of (1) cash, (2) liquid securities or (3) interests in Investment Funds that the Master Fund has requested be withdrawn (or any combination of them), in an amount equal to the aggregate estimated unpaid dollar amount of the Promissory Notes issued to Members tendering Interests.

     Payment for repurchased Interests may require the Fund to withdraw from the Offshore Fund, and the Offshore Fund from the Master Fund, which in turn may be required to liquidate portfolio holdings in Investment Funds earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Master Fund’s investment related expenses as a result of higher portfolio turnover rates. The Adviser intends to take measures, subject to policies as may be established by the Board, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Interests.

     A Member tendering for repurchase only a portion of the Member’s Interest will be required to maintain a capital account balance of at least $50,000 after giving effect to the repurchase. If a Member tenders an amount that would cause the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member’s entire Interest in the Fund.

     The Fund may repurchase an Interest of a Member or any person acquiring an Interest from or through a Member without consent or other action by the Member or other person, provided the Fund conducts the repurchase in a non-discriminatory manner. Such repurchases will occur, if the Fund in its sole discretion determines that:

  the Interest has been transferred or has vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member;

  ownership of the Interest by a Member or other person is likely to cause the Fund to be in violation of, or require registration of any Interest under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

  continued ownership of the Interest by a Member may be harmful or injurious to the business or reputation of the Fund, the Board, the Manager, the Adviser or any of their affiliates, or may subject the Fund or any Member to an undue risk of adverse tax or other fiscal or regulatory consequences;

  any of the representations and warranties made by a Member or other person in connection with the acquisition of an Interest was not true when made or has ceased to be true; or

  it would be in the best interest of the Fund for the Fund to repurchase the Interest.

     In the event that the Manager, the Adviser or any of their respective affiliates holds an Interest or portion of Interest in the capacity of a Member, the Interest or a portion of it may be tendered for repurchase in connection with any repurchase offer made by the Fund.

Transfers of Interests

     Except as otherwise described below, no person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole discretion. A Member may transfer its Interests only (i) by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member or (ii) under certain limited circumstances, with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

     No transfer will be permitted unless the Fund consults with counsel to the Fund and counsel confirms that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation. Notwithstanding a finding that the transfer will not cause the Fund to be treated as a “publicly traded partnership” taxable as a corporation, the Board generally may not consent to a transfer unless the following conditions are met: the transferring Member has been a Member for at least six months; the proposed transfer is to be made on the Valuation Date; and the transfer is one in which the tax basis of the Interest in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member, for example, certain transfers to affiliates.

     Notice to the Fund of any proposed transfer of an Interest must include evidence satisfactory to the Board that the proposed transferee is an Eligible Investor, as discussed in detail under “Subscriptions for Interests—Eligible Investors.” Notice of a proposed transfer of an Interest must also be accompanied by a properly completed investor application in respect of the proposed transferee.

     The Board generally will not consent to a transfer of an Interest by a Member unless the transfer is to a single transferee or after the transfer of a portion of the Interest, the balance of the capital account of each of the transferee and transferor is not less than $50,000. A Member transferring an Interest may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with the transfer.

     Any transferee acquiring an Interest by operation of law as the result of the bankruptcy, insolvency or dissolution of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Interest so acquired, to transfer the Interest in accordance with the terms of the LLC Agreement and to tender the Interest for repurchase by the Fund, but will not be entitled to the other rights of a Member unless and until the transferee becomes a substituted Member as specified in the LLC Agreement. If a Member transfers an Interest with the approval of the Board, the Fund will promptly take all necessary actions so that each transferee or successor to which the Interest is transferred is admitted to the Fund as a Member.

     In subscribing for an Interest, a Member agrees to indemnify and hold harmless the Fund, the Manager, the Board, the Adviser, each other Member and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Member in violation of these provisions or any misrepresentation made by that Member or a substituted Member in connection with any such transfer.

CERTAIN TAX CONSIDERATIONS

Cayman Islands Tax Considerations

     The Government of the Cayman Islands, will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Offshore Fund or its members. The Cayman Islands are not party to any double taxation treaties.

     The Offshore Fund has applied for and can expect to receive an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Offshore Fund or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Offshore Fund or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Offshore Fund to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Offshore Fund.

     Although such undertakings are routinely granted, if the Offshore Fund does not receive the undertaking, the tax treatment of the Offshore Fund, the Fund and the Members will, under current Cayman Islands law, be the same as it would have been if the Offshore Fund had received the undertaking. However, failure to obtain the undertaking could expose the Offshore Fund, the Fund and the Members to potential future tax liability in the event the Cayman Islands enacted a law imposing taxes on the Offshore Fund.

U.S. Federal Income Tax Considerations

     The summary below outlines certain significant U.S. federal income tax principles that are likely to apply to the Fund, the Offshore Fund and the Master Fund, as well as to Members of the Fund, given the anticipated nature of the activities of the Fund, the Offshore Fund, the Master Fund and the Investment Funds. In some cases, the activities of a Member other than the investment in the Fund may affect the tax consequences to such Member of an investment in the Fund. The discussion below assumes that the Members are U.S. persons that are generally exempt from taxation in the United States, including 401(k) plans and IRAs, which are referred to in this prospectus as “tax-deferred investors” (“Tax-Exempt Investors”).

     The discussion of federal income tax matters contained herein is based on existing law as contained in the Code, Treasury regulations, administrative rulings and court decisions as of the date of this prospectus. No assurance can be given that future legislation, administrative rulings or court decisions will not significantly modify the conclusions set forth in this summary. Each prospective Tax-Exempt Investor is urged to consult with its tax adviser concerning the potential tax consequences of an investment in the Fund.

     Classification of the Fund and the Master Fund. Davis Polk & Wardwell will deliver an opinion to each of the Fund and the Master Fund to the effect that the Fund and the Master Fund, respectively, will be treated as a partnership, and not as a corporation, for U.S. federal income tax purposes. Each of these opinions will be based on the conclusion that, because of the significant restrictions relating to transfers and redemptions of Interests and interests in the Master Fund, respectively, neither the Fund nor the Master Fund will constitute a “publicly traded partnership” for U.S. federal income tax purposes. Opinions of counsel, however, have no binding effect on the Internal Revenue Service (“IRS”) or the courts.

     If either the Fund or the Master Fund were treated as a corporation for U.S. federal income tax purposes, it would be subject to U.S. federal income tax, and applicable U.S. state and local taxes, at the entity level, and distributions made by it out of its earnings and profits would be treated as dividends for U.S. federal income tax purposes. Any dividend distribution by the Master Fund to the Offshore Fund would be subject to U.S. withholding tax at the rate of 30%.

     Assuming that each of the Fund and the Master Fund is treated as a partnership for U.S. federal income tax purposes, neither the Fund nor the Master Fund will be subject to U.S. federal income tax. Rather, the Master Fund’s items of income, gain, loss, deduction and credit will be allocated to its partners, including the Offshore Fund, and the Master Fund’s partners, including the Offshore Fund, will generally be treated for U.S. federal income tax purposes as if they had derived their shares of those items directly. Similarly, the Fund’s items of income, gain, loss, deduction and credit will be allocated to the Members, with the result that the tax consequences to a Member of owning Interests will generally be the same as the tax consequences of directly owning shares of the Offshore Fund.

     Classification and Taxation of the Offshore Fund. The Offshore Fund will be treated as a corporation for U.S. federal income tax purposes. The Offshore Fund will invest substantially all of its investable assets in the Master Fund, and substantially all of the Offshore Fund’s income will consist of its share of the Master Fund’s income, gains, losses, deductions and credits.

     In general, the Manager expects that the Master Fund will not derive a substantial amount of income that is treated as effectively connected with a U.S. trade or business (“effectively connected income”). Because the Master Fund will not control the Investment Funds, however, it can make no assurances with respect to the amount of effectively connected income that it may derive. The Offshore Fund (i) will be liable for U.S. federal income tax in respect of its share of the Master Fund’s net effectively connected income, at the same rates as are applicable to U.S. corporations (currently, 35%) and (ii) will be subject to U.S. branch profits tax at a flat rate of 30% on its “dividend equivalent amount,” as defined in Section 884 of the Code, attributable to its share of the Master Fund’s effectively connected income.

     Assuming that such income does not constitute effectively connected income, the Offshore Fund’s share of U.S. source dividends, U.S. source interest (other than “portfolio interest”) and certain other U.S. source “fixed and determinable annual or periodical income” derived by the Master Fund will be subject to U.S. withholding tax at the rate of 30%. While U.S. source “portfolio interest” is exempt from this withholding tax, there can be no assurance that all of the Master Fund’s U.S. source interest income will qualify for the “portfolio interest” exemption.

     Tax-Exempt Investors. Davis Polk & Wardwell will deliver an opinion to the Fund to the effect that a Tax-Exempt Investor’s income from an investment in the Fund should not be treated as resulting in UBTI, provided that the Tax-Exempt Investor’s acquisition of its Interest in the Fund is not debt-financed, within the meaning of Section 514 of the Code. The Fund does not intend to seek a ruling from the IRS with respect to whether a Tax-Exempt Investor’s income from the Fund may be treated as UBTI. In the event that a Tax-Exempt Investor’s income from the Fund is treated as UBTI, the Fund will make an offer to repurchase Interests.

     Section 511 of the Code generally subjects Tax-Exempt Investors to taxation with respect to UBTI. UBTI generally does not include dividends, interest or gains from the sale, exchange or other disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of a trade or business. However, UBTI includes “unrelated debt-financed income,” as defined in Section 514 of the Code (“UDFI”), even if that income would not otherwise constitute UBTI. UDFI includes (i) any income derived from property to the extent that there is acquisition indebtedness outstanding with respect to the property during the taxable year and (ii) income derived from the sale or other disposition of property to the extent that there was acquisition indebtedness outstanding with respect to the property during the twelve-month period ending with the date of the sale or other disposition. Under Section 512(c) of the Code, a Tax-Exempt Investor is required to include in computing its UBTI its share of income of any partnership of which it is a member to the extent that such income would be UBTI if earned directly by the Tax-Exempt Investor.

     Under the foregoing rules, if a Tax-Exempt Investor’s acquisition of an Interest in the Fund is debt-financed, then all or a portion of such Tax-Exempt Investor’s income attributable to such Interest will be included in UBTI. The Fund’s only asset will be an interest in the Offshore Fund, and the Fund will not enter into any acquisition indebtedness with respect to this interest. Both the Master Fund and the Investment Funds are likely to derive income that, if earned directly by a Tax-Exempt Investor, would constitute UBTI. However, the Offshore Fund is treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes. Under Sections 511 through 514 of the Code, a Tax-Exempt Investor is generally not required to include in income as UBTI any income derived from a corporation in which it is a shareholder, even if the corporation derives income that would be UBTI if earned directly by the Tax-Exempt Investor. Exceptions to this rule applicable to investments by Tax-Exempt Investors in certain foreign insurance companies and to interest, annuity, royalty or rent payments received by Tax-Exempt Investors from certain controlled entities do not apply to the Offshore Fund. Moreover, the Fund, and therefore the Tax-Exempt Investors, should not be treated as deriving UBTI as a consequence of (i) Section 269 of the Code, which provides for a disallowance of tax benefits if any person acquires control of a corporation for the principal purpose of evading or avoiding U.S. federal income tax by securing the benefit of any deduction, credit or other allowance that such person would not otherwise enjoy or (ii) any similar disallowance provision. As a result, a Tax-Exempt Investor’s income from the Fund should not be treated as debt-financed income under the UBTI rules by reason of the Master Fund’s or any Investment Fund’s borrowing or purchasing securities on margin.

     For U.S. federal income tax purposes, the Offshore Fund will be a controlled foreign corporation (“CFC”) of which the Fund will be a “United States shareholder,” as defined in Section 951(b) of the Code. In addition, the Offshore Fund will be a passive foreign investment company (“PFIC”) within the meaning of Section 1297 of the Code. A Tax-Exempt Investor will not be subject to tax under the CFC rules or the PFIC rules if it is not otherwise taxable under the UBTI provisions with respect to the ownership of its Interest in the Fund (i.e., because its investment in the Fund is debt-financed).

     Under proposed Treasury Regulations, U.S. beneficiaries of any Tax-Exempt Investor that is a trust (other than a tax-exempt employees’ trust described in Section 401(a) of the Code) would generally be treated for purposes of the PFIC rules as owning their proportionate shares of such Tax-Exempt Investor’s indirect interest in the Offshore Fund. Although it is not clear that such a result was intended, this constructive ownership rule might be applied so as to treat a U.S. beneficiary of a Tax-Exempt Investor that is an IRA described in Section 408(a) of the Code as the owner of the IRA’s indirect interest in the Offshore Fund. If a U.S. beneficiary of an IRA were treated as the owner of an interest in the Offshore Fund, such U.S. beneficiary could be subject to adverse tax consequences under the PFIC rules.

     Tax-Exempt Investors that are private foundations should consult their tax advisers about the excise tax consequences to them of an investment in the Fund.

     A Tax-Exempt Investor may be required to report, on IRS Form 926, transfers of cash by the Fund to the Offshore Fund if (i) immediately after such transfer such Tax-Exempt Investor owns a 10% or greater indirect interest in the Offshore Fund (determined by applying certain attribution rules) or (ii) the Tax-Exempt Investor’s share of the amount of cash transferred by the Fund during the twelve-month period ending on the date of the transfer exceeds $100,000. Failure to file Form 926 as required may result in substantial penalties. Tax-Exempt Investors are urged to consult their tax advisers concerning the information reporting requirements relating to their investments in the Fund.

     Treasury regulations generally require a direct or indirect participant in any “reportable transaction” to disclose its participation to the IRS on IRS Form 8886. For purposes of the disclosure rules, a U.S. person that owns at least 10% of the voting power of a CFC, may be treated as a participant in a reportable transaction in which the relevant foreign corporation participates. It is possible that the Offshore Fund will be treated as engaging in one or more reportable transactions and, in that case, the Fund and the Tax-Exempt Investors could be treated as participating in those transactions under the foregoing rule. Tax-Exempt Investors should consult their tax advisers to determine whether they are required to file Form 8886 in respect of such transactions.

     Authorization Regarding Disclosure of Tax Structure. Notwithstanding any other statement in this prospectus, the Manager and its advisers authorize each Member and each of its employees, representatives or other agents, from and after the commencement of any discussions with any such party, to disclose to any and all persons without limitation of any kind the tax treatment and tax structure of the Master Fund, the Offshore Fund or the Fund and any transaction entered into by the Master Fund, the Offshore Fund or the Fund and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment or tax structure that are provided to such Member, except for any information identifying the Manager, the Master Fund, the Offshore Fund or the Fund or (except to the extent relevant to such tax structure or tax treatment) any nonpublic commercial or financial information.

ERISA CONSIDERATIONS

     Persons who are fiduciaries with respect to assets of an employee benefit plan subject to ERISA (an “ERISA Plan”), or a plan or other arrangement such as an IRA or Keogh plan subject to Section 4975 of the Code (“Plan,” or together with ERISA Plans, “Plans”) should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Fund.

     ERISA imposes general and specific responsibilities on persons who are “fiduciaries” for purposes of ERISA with respect to an ERISA Plan, including prudence, diversification, prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the “DOL”), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the Plan’s funding objectives; and (5) consider limitations imposed by ERISA on the fiduciary’s ability to delegate fiduciary responsibilities to other parties.

     Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL’s regulations. The fiduciary should, for example, consider whether an investment in the Fund may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

     Regulations promulgated by the DOL provide that, because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. As a result, (1) neither the Manager, the Adviser nor any of the Investment Managers will be fiduciaries with respect to those Plans within the meaning of ERISA, such that these parties will no be subject to ERISA’s fiduciary standards described above in their activities and (2) transactions involving the assets and investments of the Fund, the Offshore Fund, the Master Fund and the Investment Funds will not be subject to the provisions of ERISA or Section 4975 of the Code, which might otherwise constrain the management of these entities.

     The Manager may require an ERISA Plan proposing to invest in the Fund to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Fund’s investment objective, policies and strategies; and that the decision to invest Plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

     Certain prospective Plan investors may currently maintain relationships with the Manager or the Adviser or with other entities that are affiliated with the Manager or the Adviser. Each of the Manager or the Adviser and their affiliates may be deemed to be a party in interest or disqualified person (as defined in ERISA and the Code, respectively) to and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in the Fund is a transaction that is prohibited by ERISA or the Code. A fiduciary of a Plan investing in the Fund may be required to represent: that the decision to invest in the Fund was made by it as a fiduciary that is independent of the Manager or the Adviser, and their affiliates; that it is duly authorized to make such investment decision; and it has not relied on any individualized advice or recommendation of the Manager, the Adviser, or their affiliates, as a primary basis for the decision to invest in the Fund and that its investment in the Fund will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

     The provisions of ERISA and Section 4975 of the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion contained in this prospectus, is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisers regarding the consequences under ERISA and the Code of the acquisition and ownership of Interests.

ADDITIONAL INFORMATION AND SUMMARY OF
LIMITED LIABILITY COMPANY AGREEMENT

     THE FOLLOWING IS A SUMMARY DESCRIPTION OF ADDITIONAL ITEMS AND OF SELECT PROVISIONS OF THE LLC AGREEMENT THAT MAY NOT BE DESCRIBED ELSEWHERE IN THIS PROSPECTUS. THE DESCRIPTION OF THESE ITEMS AND PROVISIONS IS NOT DEFINITIVE AND REFERENCE SHOULD BE MADE TO THE COMPLETE TEXT OF THE LLC AGREEMENT WHICH IS ATTACHED AS APPENDIX A TO THIS PROSPECTUS.

Member Interests

     Persons who purchase Interests in the offering being made hereby will be Members.

Liability of Members

     Under Delaware law and the LLC Agreement, each Member will be liable for the debts, obligations and liabilities of the Fund only to the extent of any contributions to the capital of the Fund (plus any accretions in value thereto) and a Member, in the sole discretion of the Board, may be obligated to return to the Fund amounts distributed to the Member in accordance with the LLC Agreement in certain circumstances where after giving effect to the distribution, certain liabilities of the Fund exceed the fair market value of the Fund’s assets.

Duty of Care of Directors

     The LLC Agreement provides that a Director shall not be liable to the Fund or any of the Members for any loss or damage occasioned by any act or omission in the performance of the Director’s services as such in the absence of willful misfeasance, bad faith or gross negligence of the duties involved in the conduct of the Director’s office. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of a Director by the Fund (but not by the Members individually) against any liability and expense to which the Director may be liable which arise in connection with the performance of the Director’s activities on behalf of the Fund. Directors shall not be personally liable to any Member for the repayment of any positive balance in the Member’s capital account or for contributions by the Member to the capital of the Fund or by reason of any change in the federal or state income tax laws applicable to the Fund or its investors. The rights of indemnification and exculpation provided under the LLC Agreement shall not be construed so as to provide for indemnification of a Director for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith), to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of the LLC Agreement to the fullest extent permitted by law.

Amendment of the LLC Agreement

     The LLC Agreement may generally be amended, in whole or in part, with the approval of the Board (including a majority of the Independent Directors if required by the 1940 Act), and without the approval of the Members, unless the approval of Members is required by the 1940 Act. However, certain amendments to the LLC Agreement involving capital accounts and allocations thereto may not be made without the written consent of any Member adversely affected thereby or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board) to tender its entire Interest for repurchase by the Fund.

Power of Attorney

     By subscribing for an Interest in the Fund, each Member will appoint each of the Directors his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Fund as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Fund or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Fund. The power-of-attorney granted under the LLC Agreement executed by each Member (which each Member will do by virtue of signing an investor application) is a special power-of-attorney and is coupled with an interest in favor of each Director and as such shall be irrevocable and will continue in full force and effect notwithstanding the subsequent death or incapacity of any Member granting the power-of-attorney, and shall survive the transfer by a Member of all or any portion of an Interest, except that where the transferee thereof has been approved by the Board for admission to the Fund as a substitute Member, or upon the withdrawal of a Member from the Fund pursuant to a periodic tender or otherwise, this power-of-attorney given by the transferor shall terminate.

Term, Dissolution And Liquidation

     The Fund shall be dissolved by an affirmative vote by: (1) the Board or (2) Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members; or upon the expiration of any two year period that commences on the date on which any Member has submitted a written notice to the Fund requesting to tender its entire Interest for repurchase by the Fund if that Interest has not been repurchased by the Fund; or upon the failure of Members to elect successor Directors at a meeting called by the Manager when no Director remains to continue the business of the Fund; or as required by operation of law. Upon the occurrence of any event of dissolution, the Board or the Manager, acting as liquidator under appointment by the Board (or another liquidator, if the Board does not appoint the Manager to act as liquidator or is unable to perform this function) are charged with winding up the affairs of the Fund and liquidating its assets. Net profit or net loss during the period including the period of liquidation will be allocated as described in the section titled “Capital Accounts and Allocations Allocation of Net Profits and Net Losses.” Upon the liquidation of the Fund, its assets would be distributed (1) first to satisfy the debts, liabilities and obligations of the Fund (other than debts to Members) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Members, and (3) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a pro rata basis if the Board or liquidator determines that the distribution of assets-in-kind would be in the interests of the Members in facilitating an orderly liquidation.

REPORTS TO MEMBERS

     The Fund will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. An Investment Manager’s delay, however, in providing this information could delay the Fund’s preparation of tax information for investors, which might require Members to seek extensions of the time to file their tax returns, or could delay the preparation of the Fund’s annual report. The Fund will send to Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act. The Fund will also send to Members reports regarding the Fund’s operations during each quarter.

FISCAL YEAR

     For accounting purposes, the Fund’s fiscal year is the 12-month period ending on March 31. The Fund’s taxable year is the 12-month period ending December 31.

ACCOUNTANTS AND LEGAL COUNSEL

     Deloitte & Touche LLP, whose principal business address is 111 South Wacker Drive, Chicago, IL 60606, has been selected as independent auditors for the Fund and the Master Fund and in such capacity will audit the Fund’s and the Master Fund’s annual financial statements and financial highlights.

     When available, the Fund will furnish, without charge, a copy of its annual and semi-annual reports to Members.

     Kramer Levin Naftalis & Frankel LLP, whose principal business address is 1177 Avenue of the Americas, New York, NY 10036, serves as legal counsel to the Fund and the Master Fund. Maples and Calder, whose principal business address is P.O. Box 309 GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, serves as legal counsel to the Offshore Fund.

INQUIRIES

     Inquiries concerning the Fund and Interests (including information concerning subscription, transfer and repurchase procedures) should be directed to:

Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC
c/o Mercantile Capital Advisors, Inc.
Two Hopkins Plaza
Baltimore, MD 21201

FINANCIAL STATEMENTS

     Appendix C to this prospectus provides financial statements of the Fund.

[For back cover of prospectus]

     Until •, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Appendix A

MERCANTILE ALTERNATIVE STRATEGIES FUND FOR TAX-EXEMPT/DEFERRED INVESTORS
(TEDI) LLC
LIMITED LIABILITY COMPANY AGREEMENT

[to be provided by amendment]

A-1

Appendix B

MERCANTILE ALTERNATIVE STRATEGIES FUND FOR TAX-EXEMPT/DEFERRED INVESTORS
(TEDI) LLC
INVESTOR QUALIFICATIONS

     Interests in the Fund are offered only to certain Eligible Investors. In order to be eligible to purchase an Interest in the Fund, a prospective investor must be:

     (1) a “qualified client” as defined in Rule 205-3 under the Investment Advisers Act of 1940, as amended; and

     (2) one of the following: (i) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Code by reason of qualification under Section 401 of the Code; (ii) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (iii) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (iv) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (v) individual retirement accounts (including regular IRAs, spousal IRAs for non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (vi) state colleges and universities.

Qualified Client

     The following persons are “qualified clients” under Rule 205-3 under the Advisers Act:

     (a) a natural person who or a company that immediately after an initial investment in the Fund has at least $750,000 under the management of the Manager;

     (b) a natural person who or a company that has a net worth (together, in the case of a natural person, with assets held jointly with a spouse) of more than $1,500,000;

     (c) a natural person who (alone or together with his or her spouse) owns at least $5,000,000 in investments (as defined by the Securities and Exchange Commission)(“Investments”);

     (d) a company that owns not less than $5,000,000 in Investments and that is owned directly or indirectly by or for two or more natural persons who are related as siblings or spouse (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons;

     (e) a trust that is not covered by clause (d) and that was not formed for the specific purpose of acquiring the Interest, as to which the trustee or other person authorized to make decisions with respect to the trust, and each settlor of other person who has contributed assets to the trust, is a person described in clauses (c), (d) or (f);

     (f) a person, acting for its own account or the accounts of other persons described in clauses (c), (d), (e), (f), (g) and/or (h), who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in Investments;

     (g) a “qualified institutional buyer” as defined in Rule 144A under the Securities Act (as that term is modified by the limitations imposed thereon by Rule 2a51-1(g)(1) under the 1940 Act;

     (h) a company, regardless of the amounts of its Investments, each of the beneficial owners of the securities of which is a person described in clauses (c) through (g); or

     (i) a natural person who immediately prior to an initial investment in the Fund is:

B-1

     (A) an executive officer, director, trustee, general partner, or person serving in a similar capacity, of the Manager; or

     (B) an employee of the Manager (other than an employee performing solely clerical, secretarial or administrative functions with regard to the Manager) who, in connection with his or her regular functions or duties, participates in the investment activities of the Manager, provided that such employee has been performing such functions and duties for or on behalf of the Manager, or substantially similar functions or duties for or on behalf of another company for at least 12 months.

B-2

Appendix C

FINANCIAL STATEMENTS

[to be provided by amendment]

C-1

Appendix D

PERFORMANCE INFORMATION

     This appendix presents past performance information of Mercantile Alternative Strategies Fund LLC, a privately-offered fund registered under the Investment Company Act of 1940, as amended, that utilizes a multi-manager, multi-strategy investment approach (the “Private Fund”). Pursuant to a reorganization transaction that was approved by the Private Fund’s Board of Directors on August 11, 2005, the Private Fund will be reorganized into a newly formed master-feeder structure in which the Master Fund will assume the Private Fund’s portfolio and the Private Fund will become a feeder fund of the Master Fund. The Master Fund will thus become the Private Fund’s successor. In addition to the Private Fund, the Fund (through the Offshore Fund) will also be a feeder fund of the Master Fund, as described in the prospectus.

     Pending completion of the reorganization, Mercantile Capital Advisors, Inc. serves as the Private Fund’s investment manager The Manager will also serve as the investment manager of the Master Fund. Pending completion of the reorganization, Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management serves as the Private Fund’s investment adviser. The Adviser will also serve as the investment adviser to the Master Fund. The Private Fund, the Master Fund and the Fund have substantially similar investment objectives, polices and strategies. The Manager and the Adviser will manage the Master Fund substantially similarly to the Private Fund. Accordingly, the Fund through its investment in the Master Fund (via the Offshore Fund) will benefit from substantially similar investment management as that rendered by the Manager and the Adviser to the Private Fund.

     The performance information shown is not an indication of how the Fund will perform in the future. The Fund’s performance in the future may be different from the past performance of the Private Fund due to factors such as differences in cash flows, fees, expenses, portfolio size, the number and identity of the Investment Funds, investment limitations and diversification requirements, if any. All of these factors could have a negative impact on the Fund’s performance as compared to the past performance of the Private Fund. In addition, the period covered by the prior performance information is limited, and may not reflect performance in different economic cycles.

     Prospective investors should recognize that the fees and expenses of the Fund will differ from the fees and expenses of the Private Fund. The past performance of the Private Fund shown in this appendix reflects fees and expenses that are different from the fees and expenses of the Fund.

     The performance shown for the Private Fund through March 31, 2005 has been audited by an independent public accounting firm. Performance following March 31, 2005 has not been audited and is subject to change. The performance does not comply with the standards established by the Association of Investment Management and Research (AIMR).

     THE PERFORMANCE FIGURES PRESENTED ARE THE HISTORICAL PERFORMANCE OF THE INVESTMENT PORTFOLIO OF THE PRIVATE FUND, THE ASSETS OF WHICH WILL BE, AS A RESULT OF THE REORGANIZATION, HELD BY THE MASTER FUND, IN WHICH THE FUND (THROUGH THE OFFSHORE FUND) WILL INVEST SUBSTANTIALLY ALL OF ITS INVESTABLE ASSETS.

     THE PAST PERFORMANCE OF THE PRIVATE FUND IS NO GUARANTEE OF THE FUTURE RESULTS OF EITHER THE MASTER FUND OR THE FUND.

Net Monthly Returns

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD

2005	-0.31%	0.97%	-0.15%	-1.37%	0.72%	1.59%	1.64%	0.57%	1.32%	-1.26%	0.61%	1.52%	5.95%
2004	0.94%	0.42%	-0.64%	-1.20%	-1.02%	1.04%	0.17%	0.22%	0.12%	0.64%	2.73%	2.07%	5.56%
2003	0.53%	0.29%	-0.06%	0.90%	2.14%	0.66%	0.88%	0.49%	0.59%	1.20%	1.05%	1.18%	10.27%

D-1

Statistical Data Since Inception

Annualized Return	7.26%
Average Monthly Return	0.59%
Largest Drawdown	-2.83%
Months to Recover	6
Annualized Standard Deviation	3.27%
Annualized Sharpe Ratio	0.66
% of Positive Months	77.78%

     The performance information shown is net of fees and expenses of the Private Fund, but does not reflect the payment of a sales load or any taxes payable by a particular investor, which, if reflected, would reduce the performance shown.

Definitions

     Standard Deviation: A statistical measurement of the dispersion around a fund’s average return over a specified time period. It describes how widely returns vary over a designated time period. A higher standard deviation indicates a wider dispersion of past returns and thus greater historical volatility. Standard deviation does not indicate how the fund actually performed, but merely indicates the volatility of its return over time.

     Sharpe Ratio: The Sharpe ratio measures how well a fund is rewarded for the risk it incurs. The higher the ratio, the better the return per unit of risk taken. It is calculated by subtracting the risk-free rate from the fund’s annualized average return, and dividing the result by the fund’s annualized standard deviation. A Sharpe ratio of 1.0 indicates that the rate of the return is proportional to the risk assumed in seeking that reward.

     Drawdown: The percentage loss that a fund incurs from its peak net asset value to its lowest value. The maximum drawdown over significant period is sometimes employed as a means of measuring the risk of a vehicle. Usually expressed as a percentage decline in net asset value.

D-2

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Included in Part B of this Registration Statement.(1)

(2)	Exhibits:

(a)(i)	Certificate of Formation(2)
(a)(ii)	Limited Liability Company Agreement(1)
(b)	Not Applicable
(c)	Not Applicable
(d)	Incorporated by reference to Exhibit (a)(ii) above.
(e)	Not Applicable
(f)	Not Applicable
(g)(i)	Form of Investment Management Agreement between Registrant and Mercantile Capital Advisors,
Inc.(1)
(g)( ii)	Form of Investment Management Agreement between the Master Fund and Mercantile Capital
Advisors, Inc.(1)
(g)(iii)	Form of Investment Advisory Agreement between the Master Fund, Mercantile Capital Advisors, Inc.
and Robeco-Sage Capital Management, L.L.C.(1)
(h)	Form of Distribution Agreement between Registrant and Mercantile Investment Services, Inc.(1)
(i)	Not Applicable
(j)	Form of Custodian Services Agreement between Registrant and SEI Private Trust Company(1)
(k)(i)	Form of Administration Agreement between Registrant and Mercantile Capital Advisors, Inc.(1)
(k)(ii)	Form of Escrow Agreement among Registrant, Mercantile Capital Advisors, Inc. and SEI Private Trust
Company(1)
(l)	Opinion of Delaware counsel for Registrant(1)
(m)	Not Applicable
(n)(i)	Opinion and Consent of Davis Polk & Wardwell on tax matters(1)
(n)(ii)	Consent of Independent Auditors(1)
(o)	Not Applicable
(p)	Form of Agreement Regarding Initial Capital(2)
(q)	Not Applicable
(r)(i)	Code of Ethics of Registrant(2)
(r)(ii)	Code of Ethics of Mercantile Capital Advisors, Inc.(2)
(r)(iii)	Code of Ethics of Robeco-Sage Capital Management, L.L.C.(2)
(r)(iv)	Code of Ethics of Mercantile Investment Services, Inc.(2)
(s)	Powers of Attorney(2)

(1)	To be filed by amendment.

(2)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 filed with the SEC on September 30, 2005 (Exhibits (2)(a)(i), (2)(p), (2)(r)(i)-(iv) and (2)(s)) (Reg. No. 811-128726).

1

Item 26.    Marketing Arrangements

     Please refer to Item 24(2)(h) above.

Item 27.    Other Expenses of Issuance and Distribution

     All figures are estimates.

Registration fees	$
Accounting fees and expenses	$
Legal fees and expenses	$
Printing and engraving expenses	$
[Other expenses]	$

Total	$

Item 28.    Persons Controlled By or Under Common Control

     The following entities may be considered to be under common control with the Registrant at the time of this filing:

     Mercantile Alternative Strategies Fund LLC; Mercantile Alternative Strategies Master Fund LLC; Mercantile Absolute Return Fund LLC;

     Mercantile Absolute Return Fund for Tax-Exempt/Deferred (TEDI) Investors LLC;

     Mercantile Absolute Return Master Fund LLC;

     Mercantile Long-Short Manager Fund LLC;

     Mercantile Long-Short Manager Fund for Tax-Exempt/Deferred (TEDI) Investors LLC;

     Mercantile Long-Short Manager Master Fund LLC

     (each organized under the laws of Delaware); and

     Mercantile Funds, Inc. (organized under the laws of Maryland)

     Each of these entities has a Board of Directors that is identical in composition to the Board of Directors of each other entity and the Registrant. In addition, Mercantile-Safe Deposit & Trust Company, a trust company licensed in the state of Maryland, owns in excess of 25% of the voting securities of each of the above entities. MSD&T is a wholly-owned subsidiary of Mercantile Bankshares Corporation, a financial holding company regulated by the Board of Governors of the Federal Reserve System. MBC owns in excess of 25% of each of the above entities other than Mercantile Funds, Inc.

Item 29.    Number of Holders of Securities

     Registrant currently has no securities outstanding.

Item 30.    Indemnification

     Registrant’s Limited Liability Agreement contains provisions limiting the liability, and providing indemnification, of the Registrant’s Directors and officers under certain circumstances.

2

     Registrant hereby undertakes that it will apply the indemnification provision of the Registrant's Limited Liability Company Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, so long as the interpretation therein of Sections 17(h) and 17(i) of such Act remains in effect.

     Insofar as indemnification for liability arising under the Securities Act may be permitted for directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.    Business and Other Connections of Investment Adviser

     Robeco-Sage Capital Management, L.L.C. d/b/a Sage Capital Management, the Registrant’s investment adviser, acts as investment adviser or subadviser for a number of other registered investment companies and investment funds excluded from the definition of investment company under the Investment Company Act of 1940. The Adviser is also registered as a commodity pool operator with the U.S. Commodity Futures Trading Commission and is a member of the National Futures Association. Information as to the directors and officers of the Adviser, together with a description of any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, managing member or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in the Adviser’s Form ADV as filed with the SEC (File No. 801-61455), and is incorporated herein by reference.

     Mercantile Capital Advisors, Inc., the Registrant’s investment manager, acts as investment adviser or subadviser for a number of other registered investment companies. Information as to the directors and officers of the Manager, together with a description of any other business, profession, vocation, or employment of a substantial nature in which the Manager, and each director, executive officer, managing member or partner of the Manager, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in the Manager’s Form ADV as filed with the SEC (File No. 801-60093), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

     All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are maintained at the offices of Mercantile Capital Advisors, Inc., the Registrant’s administrator, at Two Hopkins Plaza, Baltimore, MD 21201.

Item 33.    Management Services

     Not applicable.

Item 34.    Undertakings

     The Registrant undertakes to suspend the offering of the securities until the prospectus is amended if (1) subsequent to the effective date of the registration statement, the net asset value declines more than ten percent from its net amount value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

3

     The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (3) and to include any material information with respect to any plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant will not in any way use the Offshore Fund to evade the provisions of the Investment Company Act. The Master Fund will not in any way use the Offshore Fund to evade the provisions of the Investment Company Act or the Advisers Act (e.g., Section 205 governing the imposition of performance fees).

     The assets of the Offshore Fund will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of Section 17(f) of the Investment Company Act.

     The Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of Section 31 of the Investment Company Act and the rules thereunder.

     The Offshore Fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Offshore Fund will consent to the jurisdiction of the U.S. courts and the Commission over it.

     The Offshore Fund shall refrain from substituting securities of the Master Fund unless the Commission shall have approved such substitution in the manner provided in Section 26 of the Investment Company Act.

4

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf, and, in its capacity as managing member of Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC on behalf of Mercantile Alternative Strategies Offshore Fund for Tax-Exempt/Deferred Investors (TEDI) LDC, by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on the [ ]th day of [ ] 2006.

Mercantile Alternative Strategies Fund for Tax- Exempt/Deferred Investors (TEDI) LLC

By:	*

	Name:	Kevin A. McCreadie
	Title:	President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*	President (Principal Executive Officer)	•, 2006

Kevin A. McCreadie

*	Treasurer (Principal Financial and	•, 2006
Accounting Officer)
Scott J. Liotta

*	Director	•, 2006

Edward D. Miller, Jr.

*	Director	•, 2006

John R. Murphy

*	Director	•, 2006

George R. Packard, III

*	Director	•, 2006

L. White Matthews, III

*	Director	•, 2006

Thomas L. Owsley

*	Director	•, 2006

Decatur H. Miller

*By:	/s/

•
as attorney-in-fact

*	Pursuant to power of attorney filed as part of the Registrant’s Registration Statement on Form N-2 filed with the SEC on September 30, 2005 (Exhibit (2)(s)) (Reg. No. 811-21817).

SIGNATURES

     Mercantile Alternative Strategies Master Fund LLC has duly caused this Registration Statement of Mercantile Alternative Strategies Fund for Tax-Exempt/Deferred Investors (TEDI) LLC to be signed on its behalf by the undersigned, thereunto duly authorized, in Baltimore, Maryland, on the [ ]th day of [ ] 2006.

Mercantile Alternative Strategies Master Fund LLC

By:	*

	Name:	Kevin A. McCreadie
	Title:	President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*	President (Principal Executive Officer)	•, 2006

Kevin A. McCreadie

*	Treasurer (Principal Financial and	•, 2006
Accounting Officer)
Scott J. Liotta

*	Director	•, 2006

Edward D. Miller, Jr.

*	Director	•, 2006

John R. Murphy

*	Director	•, 2006

George R. Packard, III

*	Director	•, 2006

L. White Matthews, III

*	Director	•, 2006

Thomas L. Owsley

*	Director	•, 2006

Decatur H. Miller

*By:	/s/

•
as attorney-in-fact

*	Pursuant to power of attorney filed as part of the Registrant’s Registration Statement on Form N-2 filed with the SEC on September 30, 2005 (Exhibit (2)(s)) (Reg. No. 811-21817).

INDEX TO EXHIBITS

Exhibit Number	Description